Confidential draft submission No. 3 submitted to the Securities and Exchange Commission on July 24, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Laird Superfood, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2000	81-1589788
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

275 W. Lundgren Mill Drive

Sisters, Oregon 97759

(888) 670-6796

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Valerie Ells

Chief Financial Officer

275 W. Lundgren Mill Drive

Sisters, Oregon 97759

(888) 670-6796

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

David R. Crandall, Esq. Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, Colorado 80202 (303) 899-7300	Andrew McCormick, Esq. Laird Superfood, Inc. 275 W. Lundgren Mill Drive Sisters, Oregon 97759 (888) 670-6796	Thomas S. Levato, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

            Shares

Laird Superfood, Inc.

Common Stock

This is the initial public offering of our common stock. We are offering to sell             shares of our common stock.

Prior to this offering there has been no public market for our shares. We anticipate that the initial public offering price will be between $         and $         per share of common stock.

We intend to apply to list our common stock on the NYSE American under the symbol “LSF”.

We are an “emerging growth company” as that term is used in the U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)

In addition, we have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” for a description of the compensation and other items of value payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional             shares of common stock to cover over-allotments, if any.

Delivery of the shares of our common stock will be made on or about                     , 2020, subject to customary closing conditions.

Joint Book-Running Managers

Canaccord Genuity	Craig-Hallum Capital Group

Co-Manager

Roth Capital Partners

The date of this prospectus is                 , 2020

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Laird Superfood, the Laird Superfood logo, Superfood Creamer, Instafuel and other registered or common law trade names, trademarks, or service marks of Laird Superfood appearing in this prospectus are the property of Laird Superfood. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and trade names. Crescendo® is a registered trademark of Bunn-O-Matic Corporation.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Laird Superfood,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Laird Superfood, Inc.

Our Company

Laird Superfood. Better Food. Better You.

Laird Superfood is an emerging consumer products platform focused on manufacturing and marketing highly differentiated plant-based and functional foods. The Laird Superfood brand is increasingly recognized and trusted by a growing number of consumers. The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Hydrate hydration products and beverage enhancing supplements, and roasted and instant coffees, teas and hot chocolate. Over time, Laird Superfood plans to aggressively and strategically grow revenues by further penetrating the multi-billion-dollar market opportunity presented by our current product lines, as well as expanding our platform to include additional products that meet our strict plant-based ingredient criteria to diversify our revenue base and increase Laird Superfood’s total addressable market (“TAM”) opportunity.

Laird Superfood was founded in 2015 by friends and surfing partners, Laird Hamilton and Paul Hodge. Mr. Hamilton is one of the best-known big wave surfers in the world and well respected for his innovation in many board sports. Mr. Hodge is an entrepreneur who has built numerous environmentally and socially conscious companies in the solar, home technology, electric transportation and sporting industries. Mr. Hamilton has long sought different ways to derive the maximum possible energy from natural food sources to carry him through some of the most grueling surf and exercise sessions in the world. With the need to stay in the water for four to six hours per session, Mr. Hamilton experimented with blends of espresso and a variety of natural fats, such as coconut oil, to create beverages designed to provide stable and long-lasting sources of energy.

After years of development and personal trial, Mr. Hamilton created a plant-based recipe consisting of coconut-based ingredients and Aquamin, a mineral rich, calcified sea algae harvested off the coast of Iceland. Mr. Hamilton found these special ingredients provided him with an extended boost of energy beyond a traditional cup of coffee. With the help of several industry veterans, Mr. Hodge spent fourteen months testing over seventy different formulations searching for a recipe that could be produced in a cost-effective and scalable manner in order to bring affordable and convenient consumption to consumers. In July 2015, Laird Superfood launched its first product, the Original Superfood Creamer.

Gabrielle Reece, who serves as our Chief Brand Ambassador and is married to Mr. Hamilton, also contributed actively to developing Laird Superfood’s debut products. Ms. Reece is a professional athlete, media personality and Nike’s first female spokeswoman. Her passion for healthy living and fitness expertise make her an influential voice in the world of health and wellness, particularly with a female audience. Mr. Hamilton, Mr. Hodge and Ms. Reece are committed to optimizing nutrition to improve consumer health and achieve peak performance through a platform of Laird Superfood products that taste great and are accessible to the general public.

Laird Superfood is driven by the mantra of “Better Food, Better You.” To support this vision, we plan to introduce products that fuel consumers from sunrise to sunset, as part of Laird Superfood’s “Daily Ritual.”

As a result of growing consumer demand for Laird Superfood products and the continued expansion of our omnichannel distribution strategy, our net sales have grown from $568 thousand in 2016 to $13.1 million in 2019 and $11.1 million in the first six months of 2020, representing an annualized compound annual growth rate of approximately 185%. During the same period, our gross margins have expanded from 24.8% in 2016 to 38.8% in 2019 and 31.0% in the first six months of 2020, which highlights the inherent operating leverage built into our vertically integrated business model. We believe additional gross margin expansion can be achieved via factory efficiencies and overhead absorption.

Our Market Opportunity in the Evolving Food and Beverage Industry

Laird Superfood participates in what the U.S. Census Bureau estimates to be a $695 billion grocery market as of 2019, which is the second largest retail market after the automobile industry. Laird Superfood is specifically focused on the fastest growing sub-segment of the food and beverage market: U.S. Natural, Organic and Functional Food and Beverages. According to the Nutrition Business Journal, in 2018, U.S. Natural, Organic and Functional Food and Beverages sales were approximately $152 billion and grew 6.6% from the prior year, which was faster than the 4.0% growth in the overall food and beverage industry according to the U.S. Census Bureau. Further, according to the Nutrition Business Journal, during the same period, third-party and direct e-commerce sales represented two of the four fastest growing channels for U.S. Natural, Organic and Functional Food and Beverages sales, which bodes well for Laird Superfood due to our strong online presence and omnichannel expansion strategy.

Consumer preferences within the evolving food and beverage industry are shifting away from processed and sugar-laden food and beverage products, as well as those containing significant amounts of highly processed and artificial ingredients. There is also increasing recognition of the environmental impact of animal-based products. This has led to significant growth in plant-based foods and beverages. Per the Plant-Based Foods Association, U.S. retail sales of plant-based foods increased 11% from 2018 to 2019, reaching a market value of $4.5 billion, compared to increases of 4% and 7% in the general grocery and natural foods categories, respectively. Among plant-based food categories, plant-based creamers was the highest growing category, experiencing 40% growth for the twelve month period ending April 2019 compared to growth of only 12% for dairy-based creamers.

Laird Superfood’s long-term goal is to build the first scale-level and widely recognized brand that authentically focuses on natural ingredients, nutritional density and functionality. We believe an authentic and trusted brand is the strongest barrier to entry and a sustainable source of differentiation in the consumer packaged goods (“CPG”) industry. We also believe a strong brand is a valuable platform that can be leveraged to expand beyond our current markets to achieve relevance across multiple grocery aisles, online and a wide array of other relevant points of distribution. While the barriers to entry for launching a food product in the CPG industry have fallen in recent years as a result of unlimited shelf space on the internet and targeted online marketing, the barriers to building an internationally recognized and trusted brand relevant to today’s consumer remain high.

Our Competitive Strengths

We believe the following strengths differentiate Laird Superfood and create long-term, sustainable competitive advantages.

An Emerging Platform Within the Rapidly Expanding Plant-Based Natural Foods Industry

Over the near and intermediate term, Laird Superfood is highly focused on maximizing revenue growth by further penetrating the multi-billion-dollar market opportunity presented by our current product lines. However, we believe the larger long-term opportunity lies in building Laird Superfood into a unique platform within the natural foods industry, which is currently dominated by single-product companies. The core tenets of this platform approach are strengthening our authentic and trusted brand name, growing our expansive omnichannel distribution strategy and the introduction of a constant flow of new products that align with our core ethos. This platform provides opportunities for continual expansion of our TAM to allow long-duration growth, sustained differentiation of our brand, product diversification and leveraging our core strengths and operating costs to increase profit margins.

An Authentic and Trusted Brand Name

An authentic and trusted brand is one of the strongest long-term barriers to entry and sources of sustained differentiation in the consumer products industry. Since inception, Laird Superfood has invested heavily in building a trusted brand that consumers immediately identify as authentic, plant-based, nutrient dense and functional. Along with more traditional methods of brand-building, we have effectively harnessed the authentic lifestyle of Mr. Hamilton and Ms. Reece, both of whom have well-earned reputations for being on the cutting edge of fitness and nutrition. Our goal is to make Laird Superfood the choice for customers searching for nutrient dense, functional foods at a reasonable price. Our target market extends well beyond elite athletes into the mass market due to our recognition that Laird Superfood products must not only be natural, functional and nutrient-dense, they must also taste great and be affordable to provide access to all consumers.

Balanced and Highly Differentiated Omnichannel Distribution Strategy

Our highly differentiated omnichannel distribution strategy has three key components: online, wholesale and food service. In aggregate, this omnichannel strategy provides us with a diverse set of customers and wholesale partners, leading to a larger TAM opportunity than is normally available to products available primarily in grocery stores, along with an opportunity to develop a direct relationship with our customers at Lairdsuperfood.com. We believe that, along with a trusted brand name, extensive proprietary distribution is a critical long-term and sustainable barrier to entry in the food industry.

Our online business is two pronged and consists of Lairdsuperfood.com and Amazon.com. In 2019 and the first six months of 2020, the online business made up 58.4% and 57.1% of our net sales, respectively. Lairdsuperfood.com is a platform that provides an authentic brand experience for our customers that drives engagement and provides feedback for future product development, while generating highly attractive margins. We view our growing proprietary database of customers ordering directly from our website as a strategic asset, as it enhances our ability to develop a long-term relationship with these customers. Content on our website allows Laird Superfood to educate consumers on the benefits of our products and ingredients, while providing a positive customer experience. We believe this experience leads to higher retention rates among repeat users and subscribers, as evidenced by repeat users and subscribers accounting for approximately two-thirds of Lairdsuperfood.com sales during the first six months of 2020. This direct relationship also allows us to market and cross-sell new products more efficiently, which should lead to higher customer lifetime values. Finally, Lairdsuperfood.com serves as the cornerstone of our subscription business which has shown consistent revenue growth since its inception in May 2017 and has increased its individual subscriber base at a compound annual growth rate of 297% through June 2020.

Our wholesale business addresses the $695 billion grocery industry, specifically the $152 billion Natural, Organic and Functional Foods and Beverages sub-segment, which has been increasing its proportion of the grocery industry, as well as many non-grocery retail channels. In 2019 and the first six months of 2020, wholesale made up 40.4% and 41.0% of our net sales, respectively. Laird Superfood products are sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, outdoor and drug stores. We currently estimate our products are in over 5,500 retail door locations across the United States and we believe the long-term potential store base exceeds 20,000 retail locations in the United States. The diversity of our retail channel represents a strong competitive advantage for Laird Superfood and provides us with a larger TAM than would be considered normal for a food brand that is singularly focused on the grocery market. We have invested in a national sales team, as well as an internal salesforce and customer service team.

Our food service business addresses a broad set of customers including, but not limited to, local and regional coffee shops, juice bars, corporate offices, hotels, restaurants, college campuses, professional sports teams and gyms. In 2019 and the first six months of 2020, food service was 1.2% and 1.9% of our net sales, respectively. Though currently a small percentage of net sales, we believe the market opportunity for our food service business is very large, providing us with the ability to further diversify our customer base and increase our TAM. To strongly differentiate our food service offerings, Laird Superfood has worked with Bunn, one of the largest coffee capital equipment manufacturers in the United States, to create the Laird Superfood Crescendo®, a plant-based latte machine that is a convenient solution for a variety of office, gym, restaurant, and other food service environments. The average cash-on-cash pay-back period for food service customers that purchase a Crescendo® for retail use with our products is less than twelve months. Since the Laird Superfood Crescendo® was debuted in March 2019, we have built an installed base of 34 units as of June 30, 2020.

Proven Efficiency in Marketing Spend to Drive Growth and Acquire New Customers

Throughout our history, Laird Superfood has maintained a disciplined, data-driven and returns-based focus on the deployment of marketing dollars to build our brand and acquire new customers. In our view, marketing dollars must be deployed efficiently to sustain growth over the long-term and eventually move Laird Superfood towards profitability. We have placed a strong focus on generating free and organic traffic for our website and social media channels, expanding our proprietary database of customers, growing subscriptions and acquiring customers from a wide variety of channels. These efforts are aimed at structurally reducing our dependence on the least proprietary and most competitive sources of online customer acquisition. As a result, Laird Superfood has historically acquired new customers at an attractive cost relative to their projected lifetime value. Our three-year cash Lifetime Value to Customer Acquisition Cost (“LTV/CAC”) ratio for new online customers was 3.5x as of June 30, 2020.

We expect to remain disciplined in our customer acquisition efforts going forward and have plans to significantly expand the number of channels through which we will attempt to find additional sources of low-cost customer acquisition opportunities.

Vertically Integrated Business Model

Since inception, Laird Superfood has focused on building a vertically integrated business model. The core of this strategy is our highly efficient manufacturing process, which enables rapid expansion of production capacity, provides fixed-cost leverage on increased volumes and optimizes our ability to control quality.

We produce our powdered creamers and hydration products on automated equipment. At this stage of revenue contribution, we have elected to co-pack our liquid creamers and beverage enhancing supplements. In addition, we externally source our whole bean and ground coffee. We produce 17 of our 26 SKUs in house as of June 30, 2020, with only nine SKUs consistently co-packed. When we refer to “SKUs” in this prospectus, we are referring to flavor count. If a flavor is available in more than one size, we are referring to all sizes collectively as one SKU. Based on our current projections, we believe our existing footprint, upon installation of manufacturing equipment which is anticipated to be materially paid for in the third quarter of 2020, will support $100 million in annual gross sales of internally produced powdered products without a need for a material increase in capital expenditures. This provides us with substantial current excess manufacturing capacity to enable future growth in a capital efficient manner.

In addition to manufacturing capabilities, we have internalized branding, design, packaging, digital marketing, customer service and data analytic capabilities, along with finance, legal and human resource functions. Our broad in-house capabilities and extensive manufacturing capacity are expected to enable significant fixed cost leverage going forward in manufacturing, as well as most other operating expense line items.

Targeting Top-Tier Food Industry Gross Margins

Strong gross margins provide Laird Superfood with a sustainable competitive advantage, as these gross profit dollars can be used to aggressively invest in growth initiatives to further differentiate our brand, expand our revenue opportunity and increasingly cover fixed costs as we move toward profitability. Laird Superfood has demonstrated gross margin expansion throughout most of our history as we have leveraged our manufacturing infrastructure over higher volumes. Our vertically integrated model is expected to enable gross margins to continue to move toward levels above food industry averages, as production volumes increase.

Investor Relationship with Danone Manifesto Ventures

In April 2020, Danone Manifesto Ventures, PBC invested $10 million in Laird Superfood. Danone Manifesto Ventures is the investment arm of Danone S.A., one of the largest and most successful consumer product companies in the world and a global leader in plant-based products with which we share a vision of a healthy and sustainable future of food. We believe Danone Manifesto Ventures will provide Laird Superfood with valuable CPG guidance, best practices and industry-specific expertise to help us capitalize on our growth opportunity. We believe this investor relationship is an important strategic fit for Laird Superfood, as it allows us to maintain our independence, agility, entrepreneurial spirit and mission, while benefiting from the manufacturing, marketing and operational experience of a world-class organization.

Focus on Environmental, Social and Governance (ESG) Best Practices

Laird Superfood’s founders strongly believe we should seek to drive value for all relevant stakeholders, including customers, employees, community, shareholders and the broader environment. This philosophy of “Ohana” is particularly important to Mr. Hamilton and Ms. Reece and permeates our culture. Laird Superfood is conscientious in its sourcing of raw materials, the carbon-benefits of facilitating plant-based alternatives, the impact of our operations on the environment and our community, and providing products that discourage the culture of single-use plastics.

Our Growth Strategy

We believe there is great opportunity to leverage the strength of our existing products and build Laird Superfood into one of the world’s preeminent natural food brands. Consumers are increasingly incorporating natural alternatives into their diet. However, there are limited national natural food brands with the name recognition of legacy brands in traditional center-of-the-store grocery aisles. Laird Superfood is seeking to build a high level of brand recognition, as well as develop a trust and understanding with consumers that, regardless of category, any product labeled Laird Superfood will taste great and maintain a high-quality ingredient set. That is the heart of our platform strategy. Our primary growth strategies are as follows:

Open-Ended and Long Duration Growth Opportunity in the Enormous Grocery Market

At $695 billion, the U.S. grocery market is one of the largest retail end-markets in the world. Laird Superfood’s strategy is to maximize penetration of this opportunity through a variety of avenues, including growing brand trust and recognition, significantly expanding our grocery distribution footprint to multiples of our current level of 5,500 doors, driving shelf velocity through an acceleration of online and offline advertising and introducing new products to expand our store footprint.

Exposure to Plant-Based, Functional and Natural Foods Portions of the Grocery Market

Within the grocery category, there is an ongoing secular shift from highly processed legacy brands that demonstrate little nutritional benefit to natural, nutrient-dense, functional and plant-based alternatives. We expect the shift in consumer tastes driving the growth of natural and plant-based alternatives will continue throughout the foreseeable future as consumers become better educated on nutrition and focus on the health and wellness of themselves, their families and the environment. There is also clear evidence that an increasing number of natural and plant-based products in stores are moving beyond the natural and specialty segments and into conventional grocery stores. The continuation of these trends should benefit Laird Superfood as it seeks to penetrate the very large overall grocery market.

Business Model Characterized by Repeat and Recurring Revenues

Because the consumption of coffee, creamers and hydration products is a daily ritual for many consumers, there is a natural and frequent repeat usage of Laird Superfood products among large portions of our customer base. For this reason, Laird Superfood has always enjoyed a meaningful base of recurring revenues due to repeat orders by its consumers and wholesale partners. Growing this base of recurring revenues is a strong focus of Laird Superfood as it evaluates new product development opportunities, acquisitions and marketing strategies.

In 2019 and the first six months of 2020, subscriptions and repeat customers made up 65% and 61% of Lairdsuperfood.com net sales, respectively, even while aggressively growing new customers during these periods. We have also grown subscriptions on Lairdsuperfood.com at a compound annual growth rate of 297% from inception through June 30, 2020. Further, we view our wholesale business as highly recurring due to the high retention rate of our largest wholesale customers who remain pleased with the strong sell through of our products. The recurring nature of our revenues provides us with confidence in the sustainability of growth over a long period of time. Not only do recurring revenues provide a cushion during downturns, but they make it much easier to achieve sustained and rapid revenue growth due to an ever-growing underlying base of sales.

Resiliency of Recurring Revenues and Business Model During the COVID-19 Pandemic

Though Laird Superfood’s revenues have proven to be highly recurring since our inception, there was some concern our products would be viewed as premium and more discretionary by consumers during an economic downturn. However, the quarter ended June 30, 2020 resulted in the highest revenue in the history of Laird Superfood, evidencing the resiliency of our brand in times of economic uncertainty. Early indications suggest consumers continued to drink our coffee, use our creamers and put an even greater emphasis on their own food and supplement choices during the COVID-19 pandemic. If there was a trade-down effect, it appears consumers may have increased their at-home consumption relative to purchases at traditional coffee shops. On a per-serving basis, a home-brewed cup of coffee using Laird Superfood creamer is substantially less expensive than a premium blend at most coffee shops. The performance of Laird Superfood during this extremely difficult period provides us with even greater confidence in the recurring nature of our business, the efficacy of our omnichannel sales model, and the elasticity of our vertically integrated capabilities when facing spiking demand, even during otherwise challenging conditions. Management continues to monitor the evolving situation, and Laird Superfood intends to follow the advice of public health authorities and adhere to government regulations with respect to COVID-19 as they develop, which may result in reduced hours at or closure of our production facility.

Continued Expansion of Distribution Footprint

Based on our estimate of what wholesale penetration for a leading CPG brand should be at maturity, we believe Laird Superfood’s wholesale distribution footprint should eventually be multiples of its current size. Currently, our products are marketed and sold through a diverse set of physical retail and online channels, including grocery chains, club stores, specialty and natural food outlets, coffee shops, juice bars, gyms, restaurants, hospitality venues, corporate workplaces, Lairdsuperfood.com and Amazon.com. Maximizing potential distribution will be a key growth driver for Laird Superfood and our goal is to expand distribution so that our products are available wherever our customers choose to shop, whether it be a retail store, food service environment or directly online. While expanding distribution, we are simultaneously increasing our brand awareness through an extensive program of online and offline marketing initiatives to accelerate the sell-through velocity of our products once they reach the shelves of our wholesale partners.

Maximize Market Penetration of Existing Product Lines

Laird Superfood’s existing creamer, hydration and beverage enhancing supplement, and instant and roasted coffee categories represent a multi-billion-dollar TAM. We believe simply penetrating these core markets with our differentiated product lines provides Laird Superfood with a large and long-duration growth opportunity. In the near-term, Laird Superfood will focus on growing share within these categories. This is particularly true within the coffee creamer market, where plant-based products are driving category growth and Laird Superfood Creamer products are exhibiting very strong performance. We will continue to drive growth of our Superfood Creamers through distribution expansion and increased marketing and advertising to drive brand recognition and shelf velocity. We will also attempt to leverage our new and existing wholesale relationships to gain additional shelf space for our full suite of existing products.

New Product Development

While Laird Superfood’s current product lines are growing strongly and address multi-billion-dollar market opportunities with differentiated products, we intend to enhance our growth by launching new products over time, including planned launches in 2020. In the first and second quarters of 2020, we launched three flavors of our liquid Superfood Creamer and our ground coffee with functional mushrooms product. In the third and fourth quarters of 2020, we expect to launch an immune supplement beverage mix, a plant-based protein powder, a powdered greens beverage mix, a packaged pili nuts snack product, and an additional flavor of our liquid Superfood Creamer. These new products have been, and future products will be, developed primarily through internal research and development. We are focused on creating products that conform to our uncompromising brand ethos of great taste, high-quality ingredients, nutritional density and functionality. Additional criteria for new product development include the potential for broad commercial acceptance, size of market opportunity, regulatory compliance issues, manufacturing process, availability and cost of raw materials, shelf-life and expected usage patterns by potential customers.

Opportunity for Tuck-In Acquisitions to Supplement Organic Growth and Expand Platform

To date, Laird Superfood’s revenues have been driven solely by organic growth and that will remain our primary focus going forward. However, longer-term, we believe there will be opportunities to expand our TAM and diversify our revenue base through acquisitions. In this scenario, our belief is acquisitions would be of a tuck-in nature and target highly fragmented markets within plant-based foods. All products acquired are expected to be re-branded Laird Superfood and would fit our ethos of great taste, nutrition, all-natural ingredients and functional benefits.

Expected Increases in Gross Margins, Fixed Cost Leverage and a Capital Efficient Sales and Marketing Strategy Should Allow Earnings to Grow Faster than Sales, Providing a Path to Profitability

While generating topline growth is of primary importance to Laird Superfood, we are also highly focused on growing earnings faster than net sales and achieving profitability within a reasonable period. Multiple aspects of Laird Superfood’s business lead us to believe there is substantial operating leverage that should allow us to achieve profitability. First, our gross margins should expand due to the efficient nature of manufacturing our powdered products, excess capacity in our manufacturing facilities and the ability to leverage fixed costs in our factory over higher volumes. Second, we believe that outside of incremental new expenses associated with being a public company, general and administrative expenses should grow slower than net sales. Finally, we do have modest fixed cost leverage on our sales and marketing spend, along with a history of disciplined and efficient customer acquisition strategies. Laird Superfood remains committed to a business model focused on not just topline growth, but on steady progress toward profitability.

Our Products

Our authentic and sustainably differentiated plant-based products become part of our customer’s “Daily Ritual”, providing energy and hydration throughout the day, presenting the opportunity to expand a portfolio of plant-based products. As part of our focus on sustainability and a better-for-you “Daily Ritual”, the product categories we have focused on to date are powdered and liquid coffee creamers, hydration and beverage enhancing supplements, and coffee, tea and hot chocolate products.

Our gross sales by product category are reflected below:

	Six months ended June 30,		Years ended December 31,
	2020		2019		2018
	$	% of Total	$	% of Total	$	% of Total
Coffee Creamers	$8,017,868	66.6%	$9,330,678	67.8%	$5,611,857	68.9%
Hydration and Beverage Enhancing Supplements	1,849,298	15.3%	2,022,269	14.7%	956,967	11.7%
Coffee, Tea, and Hot Chocolate Products	1,979,141	16.4%	1,930,434	14.0%	1,347,297	16.5%
Other	200,262	1.7%	471,097	3.4%	233,024	2.9%

Gross Sales	$12,046,569	100.0%	$13,754,478	100.0%	$8,149,145	100.0%

Powdered and Liquid Coffee Creamers

Laird Superfood is disrupting the three-billion-dollar coffee creamer market with its cornerstone portfolio of Superfood Creamers. According to IRI, the coffee creamer category grew 6.0% in 2019, while Laird Superfood’s creamer business grew 66.3% in 2019. Coffee creamers represented 67.8% of our gross sales in 2019 and 66.6% of our gross sales in the first six months of 2020. The three main benefits and points of differentiation to consumers from our Superfood Creamer products are their taste, limited ingredient set, and their inclusion of plant-based fats.

Hydration and Beverage Enhancing Supplements

Laird Superfood’s hydration/beverage enhancer portfolio includes our Hydrate coconut water products, our Activate Daily Jumpstart product, as well as our Performance Mushrooms supplement. These products represented 14.7% of our gross sales in 2019 and 15.3% of our gross sales in the first six months of 2020. The main benefits and points of differentiation to consumers from our Hydrate products are great taste; a limited number of ingredients that provides desired hydration enhancers, such as electrolytes and potassium, and additional attractive trace minerals from Aquamin; no artificial sugars, ingredients or colors that are prevalent in most competing sports drinks; the ability for customers to adjust serving size based on individual taste preference; and a lower-cost per serving than traditional single-use packaged sports drinks and coconut waters.

Coffee, Tea, and Hot Chocolate Products

Laird Superfood sells high quality instant beverage products, pre-mixed with its superfood creamer, in a just-add-hot-water line of Hot Chocolate with functional mushrooms and Instafuel products, which include coffee and tea options. Additionally, Laird Superfood offers whole and ground roast coffee products. These products represented 14.0% of our gross sales in 2019 and 16.4% of our gross sales in the first six months of 2020. Although not historically a focus for Laird Superfood, whole and ground roast coffees offer an intuitive and complementary sale to individuals purchasing our creamers and we believe our new organic coffee blended with functional mushrooms will serve as a category disruptor and a point of differentiation in an otherwise stale segment.

Our Customer Usage Patterns

Today, all Laird Superfood products are focused on providing nutrient dense and functional alternatives in multi-billion-dollar market categories, such as coffee creamers and sports drinks. Laird Superfood products are also designed to become part of an individual’s daily ritual, which drives repeat usage, provides a base of recurring revenues and grows customer lifetime value.

During the six months ended June 30, 2020, repeat users represented 30% of our total orders on our direct website. This occurred even as we sought to expand our new customer base as fast as reasonably possible. Furthermore, during the six months ended June 30, 2020, 31% of our net sales on our direct website came from our subscription program. These dynamics create meaningful recurring revenues. We believe this combination of repeat usage, order frequency and retention rates provide us with attractive returns on marketing spend and customer unit economics.

When combining our Lairdsuperfood.com and Amazon.com online channels, we achieved a three-year cash LTV/CAC ratio of 4.1x in 2018, 3.7x in 2019 and 3.5x in the first six months of 2020. Our three-year cash LTV is calculated as the net cash contribution for online customers acquired at least three years ago divided by the number of new online customers acquired during that period. Net cash contribution is inclusive of online net sales, less online related raw materials, packaging, shipping, freight and Amazon.com selling fees. CAC is estimated as the amount spent in the respective calendar year to acquire new online customers, divided by the number of new online customers acquired during the same period. CAC is inclusive of advertising, marketing, and payroll costs specific to online acquisition channels.

Since inception, we have witnessed strong retention rates in our online business and have active customers across every single monthly cohort in our Lairdsuperfood.com business going back to November 2015. A defining characteristic of our users is that over time their retention rates rise. From inception through June 2020, 30.9% of the consumers that try our products order a second time. Once customers are on their fifth order, our average retention rate is 75.5% and by their tenth order our average retention rate is 86.9%. The customers exhibiting these order patterns become our “power users” and they drive the recurring revenue nature of our portfolio of products.

Subscriptions also play an important role in driving retention rates for our direct online business and in 2019 and the first six months of 2020 subscriptions made up 32% and 31% of our direct online net sales, respectively. Since the start of our subscription program in May 2017 we have grown our subscriber base at a compound annual growth rate of 297% through June 2020. In addition to subscriptions, Lairdsuperfood.com has a high percentage of repeat users. In 2019 and the first six months of 2020, 65% and 61% of the net sales at Lairdsuperfood.com came from either subscribers or repeat users, respectively. This high percentage of repeat orders comes even as we have been rapidly growing our new customer base.

Selected Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the “Risk Factors” section immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we have a limited operating history and there is no assurance of profitability;

•	we may not be able to successfully implement our growth strategy on a timely basis or at all, and much of our strategy relies on third parties, such as distribution partners;

•	our product categories face a high level of competition, which could negatively impact our sales and results of operations;

•	our exposure to the risk of food regulation, safety and quality issues, and associated regulatory and legal action from consumers, third-parties, or regulators;

•	our exposure to fluctuations in availability of raw materials and other inputs, and increased costs for our raw materials and other inputs;

•	we rely on key management personnel and the reputation of our founders for the success of our business;

•	our continued success depends on our ability to successfully innovate on a cost-effective basis; and

•	erosion of the reputation of one or more of our leading products could negatively impact our sales and results of operations.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be adversely affected.

Conflicts of Interest

Our success depends on key individuals whose continued service is not guaranteed, and the loss of one or more of such individuals could adversely affect our ability to manage our business and implement our growth strategies.

We depend on our management and on our co-founders Mr. Hamilton and Mr. Hodge. Both Mr. Hamilton and Mr. Hodge are key creative forces in the development of our current and future products. Mr. Hamilton is also the namesake of the Company, and our brand authenticity is enhanced by the active involvement of Mr. Hamilton and Ms. Reece, who are widely known for their long-standing commitment to health, nutrition, fitness and positivity. The loss of the services of any of these persons, particularly Mr. Hamilton or Mr. Hodge, could adversely affect our business, diminish our expansion opportunities, and weaken our relationships with business partners and customers.

Mr. Hamilton and Ms. Reece are actively involved in other business investment activities that are independent from, and potentially conflict with, those of the Company. These conflicts of interest may divert their time and attention away from the Company. In addition, we have only entered into limited noncompetition or nonsolicitation agreements with certain senior employees which makes us vulnerable to competition from insiders. These conflicts of interest may result in the loss of business opportunities and take attention away from the Company, which may materially and adversely impact our prospects, business advantage, financial condition and results of operations.

Corporate Information

We were formed as a limited liability company on June 25, 2015 under the laws of the State of Oregon, converted to a corporation under the laws of the State of Oregon on February 18, 2016, and converted to a corporation under the laws of the State of Delaware on July 3, 2018. Our principal executive offices are located at 275 W. Lundgren Mill Drive, Sisters, Oregon 97759. Our main phone number is 888-670-6796. Our website is www.lairdsuperfood.com. Our fiscal year ends on December 31. We have included our website address in this prospectus as an inactive textual reference only. Information contained on, or that can be accessed through, our website is not part of this prospectus. You should not rely on any information contained or included on our website in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	an exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about the Company’s executive compensation arrangements; and

•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We may take advantage of these provisions until the end of the fiscal year in which the fifth anniversary of this offering occurs, or such earlier time when we no longer qualify as an emerging growth company. We would cease to be an emerging growth company on the earlier of (1) the last day of the fiscal year (a) in which we have more than $1.07 billion in annual revenue or (b) in which we have more than $700 million in market value of our capital stock held by non-affiliates, or (2) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all these reduced burdens.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Issuer	Laird Superfood, Inc.

Common stock offered by us	shares

Over-allotment option	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ (or approximately $ if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use net proceeds from this offering for working capital and general corporate purposes, including operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds from this offering to acquire businesses or products. However, we do not have agreements or commitments for any material acquisitions at this time. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed listing	We intend to apply to list our common stock on the NYSE American in connection with this offering.

Proposed symbol	“LSF”.

The number of shares of our common stock to be outstanding after this offering is based on 2,165,250 shares of our common stock outstanding as of June 30, 2020, and includes an aggregate of

697,735 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of June 30, 2020, and excludes the following:

•	257,378 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, at a weighted-average exercise price of $13.72 per share;

•

38,314 shares of common stock that may become issuable upon the exercise of a warrant at the closing of this offering, as more fully described in “Certain Relationships and Related Party Transactions – Stockholder Agreement and Warrant”; and

•	shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan, as more fully described in “Executive Compensation – Laird Superfood, Inc. 2020 Omnibus Incentive Plan.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

•	the conversion upon the closing of this offering of all outstanding shares of convertible preferred stock into an aggregate of 697,735 shares of common stock, as described above;

•	no exercise or termination of outstanding stock options after June 30, 2020; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us in this offering to cover over-allotments, if any.

SUMMARY FINANCIAL INFORMATION

The following tables present summary financial data for our business. We derived the summary statement of operations data for the years ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 and 2018 from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2020 and 2019 and the balance sheet data as of June 30, 2020 have been derived from our unaudited interim financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of June 30, 2020 and the results of operations for the six months ended June 30, 2020 and 2019. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information in the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30		Years Ended December 31,
	2020	2019	2019	2018
	(unaudited)
Statement of Operations Data:
Sales, net	$11,092,055	$5,445,307	$13,103,728	$8,291,082
Cost of goods sold	(7,650,736)	(3,269,325)	(8,019,094)	(5,628,122)

Gross profit	3,441,319	2,175,982	5,084,634	2,662,960
Gross margin	31.03%	39.96%	38.80%	32.12%
Operating expenses:
General and administrative	3,432,012	2,333,499	5,201,184	5,826,035
Research and product development	261,111	76,435	324,284	119,487
Sales and marketing	4,788,517	3,880,220	8,311,137	5,146,934

Total operating expenses	8,481,640	6,290,154	13,836,605	11,092,456

Operating loss	(5,040,321)	(4,114,172)	(8,751,971)	(8,429,496)
Other income (expense)	38,701	142,729	248,023	(29,940)

Net loss	(5,001,620)	(3,971,443)	(8,503,948)	(8,459,436)

Deemed contribution from the redemption of preferred stock	-	-	7,448,879	-
Less deemed dividend of beneficial conversion feature	(825,366)	-	-	(749,998)
Less deemed dividend on warrant discount	(179,427)	-	-	-

Net loss attributable to Laird Superfood, Inc. common stockholders	$(6,006,413)	$(3,971,443)	$(1,055,069)	$(9,209,434)

Net loss per share attributable to Laird Superfood, Inc common stockholders:	$(2.79)	$(2.26)	$(0.58)	$(5.20)
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock(1)	2,151,653	1,757,352	1,834,025	1,770,781
Basic and diluted pro forma net loss per share to common stockholders (unaudited):(2)	$(2.28)		$(0.39)
Weighted-average shares of common stock outstanding used in computing pro forma net loss per share of common stock (unaudited):	2,630,577		2,685,948

(1)

See statements of operations, Note 12 in the audited financial statements, and Note 13 in the unaudited interim financial statements for the six months ended June 30, 2020 included elsewhere in this prospectus for further details on the calculation of net loss per share.

(2)

See Note 1 in the audited financial statements and Note 1 in the unaudited interim financial statements for the six months ended June 30, 2020 included elsewhere in this prospectus for further details on the calculation of basic and diluted pro forma net loss per share.

The table below presents our balance sheet data as of June 30, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the conversion of all shares of our outstanding convertible preferred stock as of June 30, 2020 into an aggregate of 697,735 shares of common stock immediately prior to the consummation of this offering; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur, in each case, immediately prior to the consummation of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2020
	Actual	Pro-Forma	Adjusted Pro-Forma(1)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$8,549,176	$8,549,176	$
Working capital(2)	15,985,713	15,985,713
Property and equipment, net	2,761,713	2,761,713
Total assets	24,678,717	24,678,717
Total liabilities	2,459,497	2,459,497
Total convertible preferred stock	15,929,297	-
Total stockholders’ equity	6,289,923	22,219,220

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase or decrease the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 100,000 in the number of shares we are offering would increase or decrease the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming the assumed initial public offering price per share of $         (the midpoint of the estimated price range set forth on the cover of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	The Company defines working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Limited Operating History, Financial Position and Capital Needs

We are an early stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are an early stage company. We were formed and commenced operations in June 2015. We face all the risks faced by newer companies, including significant competition from existing and emerging competitors, many of which are established and have access to capital. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early stage company to a company capable of supporting larger scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

We have not been profitable to date and we expect operating losses for the near future. During the years ended December 31, 2018 and 2019, we achieved net sales of approximately $8.3 million and $13.1 million, respectively, and incurred net losses of approximately $8.5 million and $8.5 million, respectively. During the six months ended June 30, 2020, we achieved net sales of approximately $11.1 million and incurred net losses of approximately $5.0 million. Furthermore, to the extent our business strategy is successful, we must control overhead expenses and we may need to incur the expense of additional reliance on outside co-packers or hire additional personnel as needed. We may not succeed in expanding our customer base and product offerings and even if we do, may never generate revenue that is significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress our value and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations.

Even if this offering is successful, we may need additional funding in order to grow our business.

To date, we have financed our operations through private placements of our common and preferred stock and borrowings under our Loan Agreement, dated August 10, 2017, by and between us and East Asset Management, LLC, our revolving line of credit agreement, originally dated February 5, 2019 and subsequently renewed February 26, 2020, by and between us and First Interstate Bank, and from forgivable loans from the City of Sisters, Oregon and Deschutes County, Oregon, dated May 30, 2017 and April 11, 2018, respectively. We have devoted substantially all our financial resources and efforts to developing our products, workforce, and manufacturing capabilities. Our long-term growth and success are dependent upon our ability to generate cash from operating activities. There is no assurance that we will be able to generate sufficient cash from operations or access the capital we need to grow our business. Our inability to obtain additional capital could have a material adverse effect on our ability to fully implement our business plan as described herein and grow our business, to a greater extent than we can with our existing financial resources.

We may need to raise additional capital to fund our existing commercial operations and develop and commercialize new products and expand our operations.

Based on our current business plan, we believe the net proceeds from the offering, together with our current cash and cash equivalents and cash receipts from sales will enable us to conduct our planned operations for at least the next          months. If our available cash balances, net proceeds from the offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products or due to other risks described herein, we may seek to sell common stock or preferred stock or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	increase our sales and marketing efforts and address competitive developments;

•	provide for supply and inventory costs;

•	fund development and marketing efforts of any future products or additional features to then-current products;

•	acquire, license or invest in new technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth and improve gross margins;

•	the cost of expanding our operations and offerings, including our sales and marketing efforts;

•	the effect of competing market developments; and

•	costs related to international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights or grant licenses on terms that are not favorable to us.

Our rapid growth may not be indicative of our future growth, and our limited operating history may make it difficult to assess our future viability.

Our net sales grew from approximately $8.3 million in 2018 to approximately $13.1 million in 2019 and $11.1 million in the first six months of 2020. We expect that, in the future, as our revenue increases to higher levels, our revenue growth rate will decline. We also believe that growth of our revenue depends on several factors, including our ability to:

•	expand our existing channels of distribution;

•	develop additional channels of distribution;

•	grow our customer base;

•	cost-effectively increase online sales at our direct website and third-party marketplaces;

•	effectively introduce new products;

•	increase awareness of our brand;

•	manufacture at a scale that satisfies future demand; and

•	effectively source key raw materials.

We may not successfully accomplish any of these objectives. Since our inception in June 2015, we have not yet demonstrated the ability to manage rapid growth over a long period of time or achieve profitability at scale. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or had previously achieved profitability.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

Our rapid growth has placed and may continue to place significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. As we continue to grow, we will need to make significant investments in multiple facets of our company, including in sales, marketing, product development, information technology, equipment, facilities and personnel. We will also need to improve our operational, financial and management controls as well as our reporting systems and procedures.

If we are unable to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business and our results of operations. Managing our planned growth effectively will require us to:

•	maintain a low cost of customer acquisition relative to customer lifetime value;

•	identify products that will be viewed favorably by customers;

•	enhance our facilities and purchase additional equipment at our facility in Sisters, Oregon; and

•	successfully hire, train and motivate additional employees, including additional personnel for our technological, sales and marketing efforts.

The expansion of our products and customer base may result in increases in our overhead and selling expenses. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability. In addition, if we are unable to effectively manage the growth of our business, the quality of our products may suffer and we may be unable to address competitive challenges, which would adversely affect our overall business, operations and financial condition.

We have previously identified material weaknesses and significant deficiencies in our internal control over financial reporting for our 2016 and 2017 financial years. If we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations and investors may lose confidence in our financial reports and the market price of our common stock could be adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In preparation of our financial statements in prior years, we determined that material weaknesses and significant deficiencies in our internal control over financial reporting existed during each of the years ended December 31, 2016 and 2017. These material weaknesses and significant deficiencies concerned shortcomings in our accounting system, lack of established policies and controls over the financial close and reporting process, and lack of resources to evaluate and review appropriate accounting treatment for certain complex areas, such as the treatment of deferred tax assets, unique transactions, and share based compensation. As a result, we made certain immaterial post-closing adjustments to our financial statements and implemented changes to our internal controls and policies. We have not identified further material weaknesses since 2017.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending December 31, 2021, provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our internal control over financial reporting be audited by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act or a “non-accelerated filer” as described in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not expect to have our independent registered public accounting firm audit our internal control over financial reporting for so long as we are an emerging growth company.

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We cannot assure you that there are not, and will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain these and other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Risks Relating to Our Business

Competition in the food and beverage retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.

The food and beverage retail industry is very competitive. In our online and wholesale business, we compete with food and beverage retail stores, supermarkets, warehouse clubs and other mass and general retail and online merchandisers, including Internet retailers, many of which are larger than us and have significantly greater capital resources than we do, selling both competitive products and retailing our own products, competing against our direct online business. We also compete with a number of natural, organic, and functional food and beverage producers.

We face significant competition from these and other retailers and producers. Any changes in their merchandising and operational strategies could negatively affect our sales and profitability. In particular, if natural, organic, and functional food and beverage competitors seek to gain or retain market share by reducing prices, we would likely be forced to reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our market share, net sales and profitability and may require a change in our operating strategies.

We have been able to compete successfully by differentiating ourselves from our competitors by providing an expanding selection of natural, organic, and functional products, competitive pricing, convenience and exceptional customer service. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Many of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we are able to execute upon.

We expect competition in the natural, organic, and functional food and beverage industry, and in particular Internet-based competition, generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

•	the size and composition of our customer base;

•	the number of products that we feature on our website;

•	the quality and responsiveness of customer service;

•	our selling and marketing efforts;

•	the quality and price of the products that we offer;

•	the convenience of the shopping experience that we provide;

•	our ability to distribute our products and manage our operations; and

•	our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations would be materially and adversely affected.

We have less capital and resources than many of our competitors which may give them an advantage in developing and marketing products like ours or make our products less desirable to consumers.

We are involved in a highly competitive industry. Many of our current and potential competitors have longer operating histories, significantly greater financial, marketing and other resources, and larger client bases than we have (or may be expected to have). Such resources may give our competitors an advantage in developing and marketing products like ours or products that make our products less desirable to consumers. There can be no assurance that we will be able to successfully compete against these competitors.

Given the rapid changes affecting the global, national, and regional economies generally and the natural, organic, and functional food and beverage industry, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to respond to, among other things, changes in consumer preferences, laws and regulations, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition, operating results, liquidity, cash flow and our operational performance.

Our Laird Superfood products are new, and our industry is rapidly evolving.

Due consideration must be given to our prospects considering the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the rapidly evolving natural, organic, and functional food and beverage industry. To be successful we must, among other things:

•	Develop, manufacture and introduce new attractive and successful consumer products in our Laird Superfood brand.

•	Attract and maintain a large customer base and develop and grow that customer base.

•	Increase awareness of our Laird Superfood brand and develop effective marketing strategies to insure consumer loyalty.

•	Establish and maintain strategic relationships with key sales, marketing, manufacturing and distribution providers.

•	Respond to competitive and technological developments.

•	Attract, retain and motivate qualified personnel.

We cannot guarantee that we will succeed in achieving our goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results.

Some of our Laird Superfood products are new and are only in early stages of commercialization, and some products that are important to our growth strategy are in various stages of research and development, and have not yet been commercialized. Products in development that have not been commercialized include our liquid Turmeric Superfood Creamer, our immune supplement beverage mix, our plant-based protein powder, our greens beverage mix, and our packaged pili nuts snack product, among others. We are not certain that these, or any other future products, will be developed to commercialization, sell as anticipated, or be desirable to their intended markets. Also, some of our products may have limited uses and benefits, which may limit their appeal to consumers and put us at a competitive disadvantage. Developing new products and placing them into wholesale channels and into conventional and natural grocery environments is an expensive and time-consuming process, and if a product fails to sustain market acceptance, the investment made in the product may be lost.

If our current or future Laird Superfood products fail in the development stage, or fail our customer’s expectation of quality, or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results.

As is typical in a rapidly evolving industry, the development process and demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Because the market for our products is new and evolving, it is difficult to predict with any certainty the size of this market and its growth rate, if any. We cannot guarantee that we will be successful in developing new products, or that a market for our products will develop or that demand for our products will be sustainable. If we fail to develop new products, or the market for new products fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

We are subject to the risks associated with conducting business operations outside of the U.S., which could adversely affect our business.

We purchase our products from a variety of suppliers, including international suppliers. Our direct purchases from non-US suppliers represented a majority of our raw materials in 2018, 2019 and the first six months of 2020, and we expect our international purchases may grow with time. We also sell our products to consumers through our website and other online distributors that are in foreign countries, and we may in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international business operations, including:

•	difficulties with foreign and geographically dispersed operations;

•	having to comply with various U.S. and international laws;

•	changes and uncertainties relating to foreign rules and regulations;

•	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to import necessary materials;

•	limitations on our ability to enter into cost-effective arrangements with distributors, or at all;

•	fluctuations in foreign currency exchange rates;

•	imposition of limitations on production, sale or export in foreign countries, including due to pandemic or quarantine;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign processors or joint ventures;

•	imposition of differing labor laws and standards;

•	economic, political, environmental, health-related or social instability in foreign countries and regions;

•	an inability, or reduced ability, to protect our intellectual property;

•	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

•	difficulties in recruiting and retaining personnel, and managing international operations;

•	difficulties in enforcing contracts and legal decisions; and

•	less developed infrastructure.

If we expand into other target markets, we cannot assure you that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

In addition, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.

Our results may be negatively affected by changes in foreign currency exchange rates.

Currently, substantially all of our international purchase and sales contracts are denominated in U.S. dollars. As a result, a decrease in the value of the U.S. dollar relative to foreign currencies could increase our costs in dollars for the food products and ingredients that we import from other countries. In addition, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making our products less competitive in international markets.

A larger portion of our revenues may be denominated in other foreign currencies if we expand our international operations. Conducting business in currencies other than U.S. dollars could subject us to fluctuations in currency exchange rates that could negatively affect our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus disease (“COVID-19”) was first reported in Wuhan, China. Less than four months later, on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus. These restrictions, and future prevention and mitigation measures by governments and private entities, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect the supply of materials for our products as well as the demand for our products.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to evolve into a severe worldwide health crisis, or in the regions from which we source our raw materials, the disease could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, a significant proportion of our products are produced at our manufacturing facility in Sisters, Oregon. If we are forced to scale back hours of production or close this facility in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected.

We may be unable to adequately protect our brand and our other intellectual property rights.

We regard our brand, customer lists, trademarks, domain names, trade secrets and similar intellectual property as critical to our success. We may rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain broad protection in the United States for all our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all our trademarks. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent and trademark applications may never be granted. To date, the Company has not applied for patent protection on any of its technology. The process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, our technology platform may use open source software. The use of such open source software may subject us to certain conditions, including the obligation to offer, distribute, or disclose our technology platform for no or reduced cost, make the proprietary source code subject to open source software licenses available to the public, license our software and systems that use open source software for the purpose of making derivative works, or allow reverse assembly, disassembly, or reverse engineering. We monitor our use of open source software to avoid subjecting our technology platform to conditions we do not intend. However, if our technology platform becomes subject to such unintended conditions, it could have an adverse effect on our business, financial condition, and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement or the misappropriation of our intellectual property rights. The loss of the Laird Superfood brand or logo or other registered or common law trade names or a diminution in the perceived quality of products or services associated with the Company would harm our business. Our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A food safety or quality issue that results in a product disruption such as a recall, health issue, or death of a consumer could harm our business.

The sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, suspend production of our products or cease operations, which may lead to a material adverse effect on our business. For example, in 2019 we recalled certain volumes of our Performance Mushroom supplement due to an overstatement of iron content on the product’s packaging. In addition, customers may stop placing or cancel orders for such products as a result of such events.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers and suppliers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness (such as listeria) or death to a consumer, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products. Moreover, claims or liabilities of this type might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Although we maintain product liability and product recall insurance in an amount that we believe to be consistent with market practice, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We may be subject to significant liability that is not covered by insurance.

Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period, we could incur costs and suffer losses. Inventory, equipment, and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We rely on independent certification for a number of our products.

We rely on independent third-party certification, such as certifications of our products as “organic” or “Non-GMO” (non-genetically modified organisms), to differentiate our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our “organic” certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

Our future results of operations may be adversely affected by the availability of Non-GMO and organic ingredients.

Our ability to ensure a continuing supply of Non-GMO and organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products (including, among others, coffee, coconut sugar and extra virgin coconut oil) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions (including the potential effects of climate change) can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of Non-GMO and organic ingredients or increase the prices of Non-GMO and organic ingredients. If our supplies of Non-GMO and organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of Non-GMO and organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for Non-GMO and organic products increases. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Agricultural products are vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, floods and windstorms, which are quite common but difficult to predict. Agricultural products also are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality and, in extreme cases, entire harvests may be lost. Additionally, adverse weather or natural disasters, including earthquakes, winter storms, droughts, volcanic events or fires, could impact our manufacturing and business facilities in Sisters, Oregon, which could result in significant costs and meaningfully reduce our capacity to fulfill orders and maintain normal business operations. These factors may result in lower sales volume and increased costs due increased costs of products. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Climate change may negatively affect our business and operations.

There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as coconut milk powder, organic coconut sugar, organic extra virgin coconut oil and freeze dried coconut water. As a result of climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations, as well as the agricultural businesses of our suppliers, which rely on the availability and quality of water.

Our production equipment may be damaged, adversely affecting our ability to meet consumer and wholesale demand.

A significant proportion of our products are produced at our manufacturing facility in Sisters, Oregon. A significant disruption at that facility or to any of our key production equipment, even on a short-term basis, could impair our ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations. In the past, we have had manufacturing delays due to damaged and malfunctioning equipment and cannot fully insure against the effects of such delays on our business. Our manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, volcanic events, draughts, environmental accidents, winter storms, power loss, disease outbreaks or pandemics such as the recent coronavirus (COVID-19) pandemic, communications failures and similar events. If any disaster were to occur at our facility, our ability to operate our business at our facilities would be seriously impaired.

We rely on a small number of suppliers to provide our raw materials, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate.

We rely on suppliers and vendors to meet our high-quality standards and supply products in a timely and efficient manner. There is, however, no assurance that quality natural and organic products will continue to be available to meet our specific and growing needs. This may be due to, among other reasons, problems with our suppliers’ and vendors’ businesses, finances, labor relations, ability to export materials, product quality issues, costs, production, insurance and reputation, as well as disease outbreaks or pandemics such as the recent coronavirus (COVID-19) pandemic, acts of war, terrorism, natural disasters, fires, earthquakes, flooding or other catastrophic occurrences. If for any reason our suppliers or vendors became unable or unwilling to continue to provide services to us, this would likely lead to a temporary interruption in our ability to import our products until we found another entity that could provide these services. Failure to find a suitable replacement, even on a temporary basis, would have a material adverse effect on our ability to meet our current production targets, make it difficult to grow and would have an adverse effect on our results of operations.

In addition, we depend on a limited number of key suppliers located primarily in the Philippines, Vietnam, India and Indonesia. During 2019, three key suppliers accounted for approximately 65.9% of our total raw material and packaging purchases, and in the first six months of 2020, two key suppliers accounted for approximately 49.9% of our total raw material and packaging purchases. Vietnam, Indonesia and the Philippines geographically accounted for approximately 64.7% of our total raw material and packaging purchases in the first six months of 2020. Vietnam and the Philippines geographically accounted for approximately 51.0% of our total raw material and packaging purchases in 2019. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. Additionally, our top suppliers are in a similar geographic area, which increases the risk of significant supply disruptions from local and regional events. In the event that our supply from our current suppliers is interrupted, our operations may be interrupted resulting in lost revenue, added costs such as, without limitation, shipping costs, and distribution delays that could harm our business and customer relationships until we are able to identify and enter into an agreement with one or more alternative suppliers.

Our future results of operations may be adversely affected by volatile commodity costs.

Many aspects of our business could be directly affected by volatile commodity costs. Agricultural commodities and raw materials, including coconut milk powder, organic coconut sugar, organic extra virgin coconut oil, freeze dried coconut water and Aquamin, are the principal inputs used in our products. These items are subject to price volatility which can be caused by commodity market fluctuations, inflation, crop yields, seasonal cycles, weather conditions (including the potential effects of climate change), temperature extremes and natural disasters (including floods, droughts, water scarcity, frosts, earthquakes and hurricanes), pest and disease problems, changes in currency exchange rates, imbalances between supply and demand, natural disasters and government programs and policies among other factors. Volatile fuel costs translate into unpredictable costs for the products and services we receive from our third-party providers including, but not limited to, distribution costs for our products and packaging costs. While we may seek to offset the volatility of such costs with a combination of cost savings initiatives, operating efficiencies and price increases to our customers, we may be unable to manage cost volatility. If we are unable to fully offset the volatility of such costs, our financial results could be adversely affected.

We may experience difficulties with our new enterprise resource planning (“ERP”) system.

In 2018 we implemented a new ERP system used to manage our business and summarize our operating results by efficiently maintaining our books and records, which implementation is continuing. The implementation of the new ERP system has required, and will continue to require, the investment of significant financial and human resources. We may not be able to successfully complete the full implementation of the ERP system without experiencing difficulties. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system could adversely affect our ability to manufacture products, process orders, ship merchandise, provide services and customer support, send invoices and track payments, fulfill contractual obligations, integrate acquisitions, or otherwise operate our business. It is also possible that the migration to a new ERP system could adversely affect our internal controls over financial reporting.

We are reliant on Laird Hamilton and Gabrielle Reece to develop new products and market our brand.

Many of the Company’s current products and planned future products are based on the lifestyle of Mr. Hamilton and Ms. Reece. Pursuant to the License and Preservation Agreement, dated May 26, 2020, by and among Mr. Hamilton, Ms. Reece and the Company, Mr. Hamilton and Ms. Reece granted us a limited, exclusive license to use their respective images, signatures, voices and names (other than those owned by the Company), rights of publicity and common law and statutory rights to the foregoing. Any use of the licensed property that is in accordance with the historical standard of use and is not objected to by Mr. Hamilton or Ms. Reece within 30 days of the first intra-company disclosure of a bona-fide intent to make such use is deemed approved. Any new use of the licensed property shall satisfy the historical standard of use and shall be primarily directed to the advertising, promotion or marketing of the Company’s products and services. If Mr. Hamilton or Ms. Reece object to a proposed use of the licensed property, the Company may be prevented from implementing our business plan in a timely manner, or at all, outside of previously approved usages or usages consistent with certain pre-approved product guidelines. Also, the Company depends on the positive image and public popularity of Mr. Hamilton and Ms. Reece to maintain and increase brand recognition. Customers may be drawn to our products because of their involvement in our Company as celebrities. If Mr. Hamilton or Ms. Reece’s image, reputation or popularity is materially and adversely affected, this could negatively affect the marketability and sales of our products and the Company.

Laird Hamilton’s and Gabrielle Reece’s involvement with other business and personal ventures might interfere with their ability to fully engage with their Company obligations.

Mr. Hamilton and Ms. Reece may engage in outside business activities from time to time, including the XPT Extreme Performance Training brand, Laird Apparel and various endorsement opportunities. These activities may interfere with the respective time and attention Mr. Hamilton and Ms. Reece can devote to the Company’s business and affairs, which could have a material and adverse effect on the business. Also, we have entered only limited noncompetition and nonsolicitation agreements with Mr. Hamilton and Ms. Reece, which makes us vulnerable to competition from them. These conflicts of interest may result in the loss of business opportunities, which may materially and adversely affect our prospects, business advantage, financial condition and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Paul Hodge, Laird Hamilton, Valerie Ells, Luan Pham, Jamie Eichman, and Andrew McCormick. Our executive officers or key personnel could terminate their employment with us at any time without penalty. Mr. Hamilton, Mr. Hodge, and certain other of our executive officers frequently participate in a wide variety of activities, including extreme mountain, desert, snow and ocean sports, motorsports, flying private aircraft (including experimental aircraft), and attempting small aircraft time and distance records, which have in the past resulted in serious injuries to members of our management team, and subject them to a significant risk of serious injury or death. In addition, we do not maintain key person life insurance policies on any of our employees. The loss of one or more of these executive officers or key personnel could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

If the reputation of our brand erodes significantly, it could have a material impact on our results of operations.

Our financial success is directly dependent on the consumer perception of our brand. The success of our brand may suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. Further, our results could be negatively affected if our brand suffers substantial damage to its reputation due to real or perceived quality issues or the Company or any of its executives or Mr. Hamilton or Ms. Reece is perceived to act in an irresponsible or objectionable manner. In addition, it is possible for such information, misperceptions and opinions to be shared quickly and disseminated widely due to the continued growing use of social and digital media.

We rely on retailers and distributors for a substantial portion of our sales, and our failure to maintain and further develop our sales channels could harm our business.

We sell a substantial portion of our products through retailers such as Costco, Natural Grocers, CVS, Kroger and REI, distributors such United Natural Foods, Inc. and KeHE Distributors, and online through Amazon.com, and we depend on these third parties to sell our products to consumers. The largest retailer of our products in 2019 and the first six months of 2020 was Costco, which accounted for 11.4% and 22.1% of our total net sales, respectively, and sales through Amazon.com accounted for 30.1% and 26.2% of our total net sales in 2019 and the first six months of 2020, respectively. No other retailer or distributor represented more than 10% of our total net sales in 2019 or the first six months of 2020.

The loss of, or business disruption at, one or more of these retailers or distributors or a negative change in our relationship with Costco or Amazon.com or a disruption to Amazon.com as a sales channel could have a material adverse effect on our business. If we do not maintain our relationship with existing retailers and distributors or develop relationships with new retailers and distributors, the growth of our business may be adversely affected and our business may be harmed.

We are not the exclusive seller of our products into online channels, such as Amazon.com, and face competition in that channel from resellers of our products. Further, the terms of our agreements with these distributors allow us to plan for the future, maintain growth and strengthen our relationships with key customers. If we are required to obtain additional or alternative distribution agreements or arrangements in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory distribution agreements may inhibit our ability to implement our business plan or to establish markets necessary to expand the distribution of our products successfully.

We depend upon internet search engines and other providers of digital advertising to attract a significant portion of our potential customers to our website, and any change in the prominence of our website in either paid or algorithmic search result listings or an increase in purchasing digital ads could cause the number of visitors to our website and our revenue to decline.

We depend in significant part on various internet search engines, such as Google, and other providers of digital advertising to direct a significant number of potential customers to our website. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user’s internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines’ assessment of the quality of the website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as digital advertising on other websites and through other providers, to direct a substantial share of the visitors to our website.

Our ability to maintain the number of visitors to our website from internet search websites and other websites is not entirely within our control. For example, internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to implement their internal standards and strategies. Changes in the algorithms could cause our website to receive less favorable placements, which could reduce the number of users who visit our website. We have experienced and continue to experience fluctuations in the search result rankings for our website.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. Additionally, as we increase the number of third-party distributors of our products, they have occasionally targeted similar individuals or use similar key words. If competition for the display of paid advertisements in response to search terms related to our online services increases, our online advertising expenses could rise significantly, and we may be required to reduce the number of our paid search advertisements. If we reduce our advertising with search engines, our consumer traffic may significantly decline, or we may be unable to maintain a cost-effective search engine marketing program.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our website, could also cause our website to be listed less prominently in algorithmic search results. Any adverse effect on the placement of our website in search engine results could reduce the number of users who visit our website and drive up the cost of customer acquisition. If visits to our website decrease, our revenue may decline, and we may need to resort to more costly sources to acquire new customers and such decreased revenue and/or increased expense could materially and adversely affect our business and profitability.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers are individuals that buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers, including customers that participate in our subscription programs, will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers’ sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

We may not be able to successfully implement our growth strategy for our brand on a timely basis or at all.

We believe that our future success depends, in part, on our ability to implement our growth strategy of leveraging our existing brand and products to drive increased sales. Our ability to implement this strategy depends, among other things, on our ability to:

•	enter distribution and other strategic arrangements with third-party retailers and other potential distributors of our products;

•	successfully compete in the product categories in which we choose to operate;

•	introduce new and appealing products and successfully innovate on our existing products;

•	develop and maintain consumer interest in our brand; and

•	increase our brand recognition and loyalty.

We may not be able to implement this growth strategy successfully. Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of consumer interest or brand awareness, and our high rates of sales and income growth may not be sustainable over time. Our sales and results of operations will be negatively affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Failure to maintain sufficient internal production capacity or to enter into third-party agreements on terms that are beneficial for us may result in our inability to meet customer demand and/or may increase our operating costs and capital expenditures.

We intend to rely on internal production capacity and, to a lesser extent, third-party co-packers to fulfill our growing production needs. We have plans to expand our own production facilities, but in the short-term may need to increase our reliance on third parties to provide production and supply certain services, commonly referred to as “co-packing” agreements, for a number of our products, including our liquid products. A failure by us or our co-packers to comply with food safety, environmental, or other laws and regulations, or to produce products of the quality and taste-profile we expect, may also disrupt our supply of products. In addition, we may experience increased distribution and warehousing costs due to capacity constraints resulting from our growth. If we need to enter additional co-packing, warehousing or distribution agreements in the future, we can provide no assurance that we would be able to find acceptable third-party providers or enter into agreements on satisfactory terms or at all. In addition, we may need to expand our internal capacity, which could increase our operating costs and could require significant capital expenditures. If we cannot maintain sufficient production, warehousing and distribution capacity, either internally or through third party agreements, we may be unable to meet customer demand and/or our manufacturing, distribution and warehousing costs may increase, which could negatively affect our business.

If we face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a significant component of the cost of operating our business. Our ability to meet our labor needs while controlling labor costs is subject to external factors, such as employment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, while increasing our wages could cause our earnings to decrease. Our business is also located in a small metropolitan area that has limited access to skilled and unskilled labor. If we face labor shortages or increased labor costs because of increased competition for employees from our competitors and other industries, higher employee-turnover rates, or increases in the federal- or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our operating expenses could increase and our business, financial condition and results of operations could be materially and adversely affected.

Our financial success depends on our ability to successfully predict changes in consumer preferences and develop successful new products and marketing strategies in response.

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences and address their concerns. We must also adapt our marketing strategies to these fluid consumer preferences as they develop. Recent trends in consumer preferences that may impact us include:

•	dietary trends and increased attention to nutritional values, such as sugar, fat, protein, fiber or calorie content;

•

concerns about obesity and the health effects of specific ingredients and nutrients, such as sugar and other sweeteners, ingredients derived from genetically modified organisms (GMOs), gluten, dairy, soybeans, nuts, oils, vitamins, fiber and minerals; and

•	increasing awareness of the environmental and social effects of product production, including agricultural production by food manufacturers and their suppliers.

The development and introduction of new products could require substantial research and development and other expenditures, including capital investment and marketing and warehouse slotting investments. In addition, the success of our innovation and product development efforts depends upon our ability to anticipate changes in consumers’ preferences, the technical capability of our research and development staff in developing, formulating and testing new products, and our ability to introduce the resulting products in a timely manner. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than anticipated and our strategy to grow sales and profits through product innovations and extensions will be less successful.

Consumer preferences for natural and organic food products are difficult to predict and may change.

Our business is primarily focused on sales of non-GMO, organic and natural products, and our success depends, in part, on our ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or our failure to maintain our current market position, could reduce our sales and harm our business. Consumer trends change based on a number of possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is a growing focus among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, which could result in a decrease in the demand for food products and ingredients that we import from other countries or transport from remote processing locations or growing regions. Further, failures by us or our competitors to deliver quality products could erode consumer trust in the organic certification of foods. A significant shift in consumer demand away from our products would reduce our market share, harming our business.

Technology failures or security breaches could disrupt our operations and negatively impact our business.

In the normal course of business, we rely on information technology systems to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Information technology systems are also integral to the reporting of our results of operations. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depends on information technology, including social media platforms.

Our information technology systems may be vulnerable to a variety of interruptions, as a result of updating our enterprise platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information, we may suffer reputational, competitive and/or business harm.

To date, we have experienced a break-in against one of our social media accounts which was quickly remediated, but we have not experienced a material breach of cyber security. While we have implemented administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems, which could have a material adverse effect on our business, financial condition or results of operations.

Economic downturns could limit consumer demand for our products and negatively affect our sales and profitability.

The premium organic and natural food industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic alternatives, given that many premium natural and organic products, and particularly premium natural and organic foods, often have higher retail prices than do their non-organic counterparts.

The failure to successfully integrate newly acquired products or businesses could negatively impact our profitability.

From time to time, we may consider opportunities to acquire other products or businesses that may expand the breadth of our markets or customer base. The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management’s attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brand and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits of such acquisitions and could harm our financial performance. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or businesses. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

Regulatory Risks

Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could adversely affect our business and results of operations.

We are affected by a wide range of governmental laws and regulations. Examples of regulatory agencies influencing our operations include the United States Department of Agriculture (the “USDA”), the Food and Drug Administration (the “FDA”), the Federal Trade Commission (the “FTC”), and the Environmental Protection Agency (the “EPA”), among others. These agencies regulate, among other things, with respect to our products and operations:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	product safety;

•	marketing, sales and distribution;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and corrective actions; and

•	product import and export.

These laws and regulations affect various aspects of our business. For example, certain food ingredient products manufactured by Laird Superfood are regulated under the United States Federal Food, Drug, and Cosmetic Act (“FDCA”), as administered by the FDA. Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally recognized as safe, under the conditions of its intended use by qualified experts in food safety. We believe that most food ingredients in our products are generally recognized as safe. However, this status cannot be determined until actual formulations and uses are finalized. As a result, we may be adversely affected if the FDA determines that our food ingredient products do not meet the criteria for generally recognized as safe.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions and third-party lawsuits such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties and civil lawsuits;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market; and

•	total or partial suspension of production.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations. We may also be required to take corrective actions, such as installing additional equipment or taking other actions, each of which could require us to make substantial capital expenditures. In addition, we could be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

The FDA may also take issue with the name “Laird Superfood” or any derivative name, as “superfood” is, to our knowledge, still undefined by regulatory agencies. In addition to any regulatory costs, if the Company were required to change its name, there would likely be, or could be, among other results, a negative effect on the Company’s branding and customer perception.

Our reputation could suffer from real or perceived issues involving the labeling or marketing of our products.

Products that we sell carry claims as to their origin, ingredients or health benefits, including, by way of example, the use of the term “natural”, “functional”, or “healthy”, or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word “natural,” there is no single, United States government regulated definition of the term “natural” for use in the food industry, which is true for many other adjectives common in the better-for-you and functionally-focused food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against several food companies that market “natural” products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled “natural” but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

Similarly, certain USDA regulations set forth the minimum standards producers must meet in order to have their products labeled as “certified organic,” and we currently manufacture several organic products that are covered by these regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our “organic” certification if a facility becomes contaminated with non-organic ingredients, if we do not use raw materials that are certified organic, or if key ingredients used in our products are no longer allowed to be used in food certified as “organic.” The loss of our “organic” certifications could materially and adversely affect our business, financial condition or results of operations.

In addition, the USDA has proposed a rule requiring disclosure of the use of genetic engineering in manufacturing a product or an ingredient used in a product. The rule has not been finalized, and we are unable to predict with certainty what the final requirements will be. If the USDA issues bioengineering disclosure regulations inconsistent with our practices, the resulting changes in labeling could adversely affect customer acceptance of our product and materially and adversely affect our business.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

We may be subject to specific FTC endorsement and/or testimonial regulations that would interfere with our advertising, marketing and labeling strategies.

The FTC revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Guides”), which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act’s prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as “results not typical,” the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that “material connections” between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. While we do request that public persons who we provide samples of product disclose their relationship with us prior to sharing on social media or other endorsement, we cannot ensure all recipients comply with this request. We have continually adapted our marketing efforts to be compliant with the revised Guides. However, it is possible that our use, and that of our employees, of testimonials in the advertising and promotion of our products will be significantly impacted and therefore might negatively affect our sales.

We may face scrutiny from evolving state regulations concerning health, safety, our supply chain and marketing.

In addition to the federal regulatory issues listed above, there are a growing number of state regulations that might impair our ability to operate and avoid interruption. For example, California currently enforces legislation commonly referred to as “Proposition 65” that requires that “clear and reasonable” warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. Although we seek to comply with the requirements of Proposition 65, as well as to educate our customers regarding the substance of Proposition 65 and the relative metals contents in various natural foods, there can be no assurance that we will not be adversely affected by litigation or other actions relating to Proposition 65 or future legislation that is similar or related thereto. Also, the Transparency in Supply Chains Act of 2010 in California requires us to audit our vendors with respect to risks of human trafficking and slavery and mitigate these risks in our operations. Any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General or other regulatory authorities. Increased compliance costs associated with operating in California and other states could adversely affect our business, financial condition and results of operations.

Risks Relating to the Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The offering price for our common stock may vary from the market price of our common stock following our initial public offering. If you purchase shares in this offering, you may not be able to resell those shares at or above the offering price. An active or liquid market in our common stock may not develop upon the closing of the offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	the development and sustainability of an active trading market for our common stock;

•	our intentions and ability to list our common stock on the NYSE American and our subsequent ability to maintain such listing;

•	our operating performance and the performance of other similar companies, or companies in the premium organic and natural food industry;

•	changes in recommendations by securities analysts that elect to follow the Company;

•	press releases or other public announcements by us or others, including our filings with the SEC;

•	changes in expectations related to consumer preferences in the premium organic and natural food industry;

•	recruitment or departure of key personnel;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	regulatory developments in the United States or foreign countries;

•	the economy as a whole, market conditions in our industry, and the industries of our customers;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many small-cap companies. Stock prices of many small-cap companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may not be able to satisfy listing requirements of the NYSE American to maintain a listing of our common stock.

If our common stock is listed on the NYSE American, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet any of the NYSE American’s listing standards, our common stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the NYSE American may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital in the future.

If we fail to meet the minimum requirements for listing on the NYSE American, we will seek to have our common stock quoted on the over-the-counter (“OTC”) markets. The OTC markets are not a stock exchange, and if our common stock trades on an OTC market rather than the NYSE American, there may be significantly less trading volume and analyst coverage of, and significantly less investor interest in, our common stock, which may lead to lower trading prices for our common stock. The OTC markets are also subject to additional federal and state securities regulations that may materially and adversely affect the value of our common stock.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE American and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs, however such costs may be material to our business.

Because the initial public offering price of the offered shares will be higher than the pro forma net tangible book value per share of our outstanding shares following the offering, new investors will experience immediate dilution.

The initial public offering price is expected to be higher than the pro forma net tangible book value per share of our shares immediately following the offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase our common stock in the offering, you will experience immediate dilution of $         per share, assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, which is the difference between the price per share you pay for the offered shares and our pro forma net tangible book value per share as of June 30, 2020, after giving effect to the issuance of offered shares in the offering. To the extent options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, there will be further dilution to investors in this offering. See the section titled “Dilution” for additional information.

State securities laws may limit secondary trading of our common stock if our common stock is not listed on a national securities exchange, which may restrict the states in which and conditions under which you can sell shares purchased in this offering.

Secondary trading of the shares sold in this offering will not be possible in any state until the shares are qualified for sale under the applicable securities laws of the state, or there is confirmation that an exemption, such as resulting from the listing of our common stock on the NYSE American or another national securities exchange or listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to list our common stock on a national securities exchange and otherwise fail to register, qualify, obtain or verify an exemption for the secondary trading of our common stock in any particular state, any shares purchased in this offering may not be offered, sold to, or be purchased by a resident of such state. If a significant number of states refuse to permit secondary trading in our common stock, the liquidity for our common stock could be significantly impaired, thus causing you to suffer a loss on your investment. While we intend to seek to facilitate secondary trading in our common stock in the event our common stock is not listed on a national securities exchange, there can be no assurances that we will be successful in qualifying or finding an exemption in each state or other jurisdictions.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our stock price is likely to be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to an increased incidence of securities class action litigation, and such litigation is an increasing trend. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us and our business. If few analysts commence coverage of us, or if analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price and trading volume for our common stock to decline.

We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering. We intend to use net proceeds from this offering for working capital and general corporate purposes. As a result, we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

The concentration of our stock ownership limits our shareholders’ ability to influence corporate matters.

Following the offering, our officers and directors will continue to have significant influence over us through their ownership of shares of our common stock. As of the date of this prospectus, our directors and officers beneficially own shares of our common stock which will represent

approximately         % of the voting power of our outstanding capital stock following the offering. As a consequence, our directors and officers will have the power to affect our management and affairs and overall matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentrated control limits or restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that shareholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to defend against a takeover attempt;

•	providing that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office rather than by shareholders; and

•	preventing shareholders from calling special meetings.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” shareholder for a period of three years following the date on which the shareholder becomes an “interested” shareholder. For a description of our capital stock, see the section titled “Description of Capital Stock.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fifth fiscal year after the date of this prospectus.

Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We currently intend to retain all our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders;

•

any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; and

•	any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

In addition, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), unless we consent in writing to the selection of an alternative forum. This exclusive forum provision does not apply to claims under the Exchange Act.

These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events and are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Any statements contained in the prospectus that are not statements of historical fact may be forward-looking statements. When we use the words “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will”, “seeks” or the negative of these terms or other comparable terminology, we are identifying forward-looking statements.

Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

•	our limited operating history and ability to become profitable;

•	our reliance on third parties for raw materials and production of some of our products;

•	our ability to manage our growth and scale our manufacturing and processing capabilities effectively;

•	our future capital needs;

•	our ability to retain and grow our customer base;

•	our reliance on independent distributors for a substantial portion of our sales;

•	our ability to evaluate and measure our business, prospects and performance metrics;

•	our ability to compete and succeed in a highly competitive and evolving industry;

•	the health of the premium organic and natural food industry as a whole;

•	risks related to our intellectual property rights and developing a strong brand;

•	our reliance on Laird Hamilton and Gabrielle Reece;

•	regulatory risks;

•	risks related to our international operations;

•	the absence of liquidity of our common stock;

•	the risk of substantial dilution from future issuances of our equity securities; and

•	the other risks set forth herein under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which are inherently unreliable and speak only as of the date of this prospectus. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

In addition to the industry, market and competitive position data referenced in this prospectus from our own internal research and estimates, some market data and other statistical information included in this prospectus are based in part upon information obtained from third-party industry publications, research, surveys and studies, none of which we commissioned. Third-party industry publications, research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

We are responsible for all of the disclosure in this prospectus and while we believe that each of the publications, research, surveys and studies included in this prospectus are prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources.

Certain information in the text of this prospectus is contained in independent industry publications. The source of certain of these independent industry publications is provided below:

•	U.S. Census Bureau;

•	Specialty Coffee Association of America;

•	Packaged Facts, Inc.;

•	Information Resources, Inc. (IRI) / Nielsen;

•	Bloomberg;

•	Nutrition Business Journal;

•	New Hope Network;

•	bevindustry.com; and

•	Business Insider Intelligence.

In addition, while we believe our own internal research and estimates are reliable, such research and estimates have not been verified by independent sources. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” and you are cautioned not to give undue weight to such information. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $        , or approximately $         if the underwriters exercise in full their option to purchase additional shares from us, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our shareholders.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire businesses or products. However, we do not have agreements or commitments for any acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

We estimate that the net proceeds from this offering, together with our current cash and cash equivalents and cash receipts from sales, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least the next          months.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020 on:

•	an actual basis;

•

on a pro forma basis to give effect to: (i) the conversion of all shares of our outstanding convertible preferred stock as of June 30, 2020 into an aggregate of 697,735 shares of common stock immediately prior to the consummation of this offering; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and related notes included elsewhere in this prospectus, and the information set forth in the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
	Actual	Pro-Forma	Adjusted Pro-Forma(1)
Balance Sheet Data:
Cash and cash equivalents	$8,549,176	$8,549,176	$
Total debt(2)	51,000	51,000
Convertible Preferred Stock
Preferred stock, $0.001 par value per share, 1,061,720 shares authorized; 697,735 issued and outstanding (actual); no shares issued and outstanding (pro-forma and as adjusted)	15,929,297	-

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 4,800,000 shares authorized; 2,347,624 and 2,165,250 issued and outstanding (actual), respectively; 3,045,359 and 2,862,985 issued and outstanding (pro-forma), respectively; and issued and outstanding (as adjusted), respectively	2,165	2,863
Additional paid-in capital	30,349,126	46,277,725
Accumulated other comprehensive income	17,119	17,119
Accumulated deficit	(24,078,487)	(24,078,487)

Total stockholders’ equity	6,289,923	22,219,220

Total capitalization	$22,270,220	$22,270,220	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $            , assuming the number of shares

offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 100,000 in the number of shares offered by us would increase or decrease each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $ , assuming that the assumed initial public offering price, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)

The Company’s total debt as of June 30, 2020 consists of $51,000 outstanding under a forgivable loan with the City of Sisters, Oregon. See note 6 to our unaudited interim financial statements for the six months ended June 30, 2020 included elsewhere in this prospectus for further details concerning our indebtedness.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above excludes the following:

•	257,378 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, at a weighted-average exercise price of $13.72 per share;

•

38,314 shares of common stock that may become issuable upon the exercise of a warrant at the closing of this offering, as more fully described in “Certain Relationships and Related Party Transactions – Stockholder Agreement and Warrant”; and

•	shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan, as more fully described in “Executive Compensation – Laird Superfood, Inc. 2020 Omnibus Incentive Plan.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2020, we had a historical net tangible book value of $18.9 million, or $8.75 per share of common stock. Our net tangible book value represents total tangible assets less total liabilities all divided by the number of shares of common stock outstanding on June 30, 2020. Our pro forma net tangible book value as of June 30, 2020, before giving effect to this offering, was $18.9 million, or $6.62 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

•

the conversion of all shares of our outstanding convertible preferred stock as of June 30, 2020 into an aggregate of 697,735 shares of common stock immediately prior to the consummation of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2020	$8.75
Pro forma decrease in net tangible book value per share	(2.13)

Pro forma net tangible book value per share as of June 30, 2020	6.62
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of our common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $             per share and increase or

decrease, as applicable, the dilution to new investors purchasing shares of our common stock in this offering by $             per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, after giving effect to this offering, would be $             per share, and the dilution in net tangible book value per share to new investors purchasing shares of our common stock in this offering would be $             per share.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table presents, as of June 30, 2020, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares Purchased			Total Cash Consideration			Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors
Total		100%		$	100%		$

Except as otherwise indicated, the above discussion and table assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing shareholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of our common stock to be outstanding after this offering includes the number of shares of our common stock outstanding as of June 30, 2020, after giving effect to the conversion of all outstanding shares of convertible preferred stock into 697,735 shares of common stock upon the closing of this offering and does not include:

•	257,378 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, at a weighted-average exercise price of $13.72 per share;

•

38,314 shares of common stock that may become issuable upon the exercise of a warrant at the closing of this offering, as more fully described in “Certain Relationships and Related Party Transactions – Stockholder Agreement and Warrant”; and

•	shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan, as more fully described in “Executive Compensation – Laird Superfood, Inc. 2020 Omnibus Incentive Plan.”

SELECTED FINANCIAL DATA

The following selected historical financial data should be read together with the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto and other financial information included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus. We derived our selected statements of operations data for the years ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the six months ended June 30, 2020 and 2019 and the selected balance sheet data as of June 30, 2020 are derived from our unaudited interim financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. The unaudited interim financial information has been prepared on the same basis as the annual financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(unaudited)
Statement of Operations Data:
Sales, net	$11,092,055	$5,445,307	$13,103,728	$8,291,082
Cost of goods sold	(7,650,736)	(3,269,325)	(8,019,094)	(5,628,122)

Gross profit	3,441,319	2,175,982	5,084,634	2,662,960
Gross margin	31.03%	39.96%	38.80%	32.12%
Operating expenses:
General and administrative	3,432,012	2,333,499	5,201,184	5,826,035
Research and product development	261,111	76,435	324,284	119,487
Sales and marketing	4,788,517	3,880,220	8,311,137	5,146,934

Total operating expenses	8,481,640	6,290,154	13,836,605	11,092,456

Operating loss	(5,040,321)	(4,114,172)	(8,751,971)	(8,429,496)
Other income (expense)	38,701	142,729	248,023	(29,940)

Net loss	(5,001,620)	(3,971,443)	(8,503,948)	(8,459,436)

Deemed contribution from the redemption of preferred stock	-	-	7,448,879	-
Less deemed dividend of beneficial conversion feature	(825,366)	-	-	(749,998)
Less deemed dividend on warrant discount	(179,427)	-	-	-

Net loss attributable to Laird Superfood, Inc. common stockholders	$(6,006,413)	$(3,971,443)	$(1,055,069)	$(9,209,434)

Net loss per share attributable to Laird Superfood, Inc common stockholders:	$(2.79)	$(2.26)	$(0.58)	$(5.20)
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock(1)	2,151,653	1,757,352	1,834,025	1,770,781
Basic and diluted pro forma net loss per share to common stockholders (unaudited):(2)	$(2.28)		$(0.39)
Weighted-average shares of common stock outstanding used in computing pro forma net loss per share of common stock (unaudited):	2,630,577		2,685,948

	As of June 30,	As of December 31,
	2020	2019	2018

Balance Sheet Data:
Cash and cash equivalents	$8,549,176	$1,004,109	$17,340,023
Working capital(3)	15,985,713	8,527,335	18,497,384
Property and equipment, net	2,761,713	3,153,286	985,788
Total assets	24,678,717	16,402,185	22,666,890
Total liabilities	2,459,497	1,567,889	1,208,838
Total convertible preferred stock	15,929,297	6,722,951	21,727,098
Total stockholders’ equity (deficit)	6,289,923	8,111,345	(269,046)

(1)

See statements of operations, Note 12 in the audited financial statements and Note 13 in the unaudited interim financial statements for the six months ended June 30, 2020 included elsewhere in this prospectus for further details on the calculation of net loss per share.

(2)

See Note 1 in the audited financial statements and Note 1 in the unaudited interim financial statements for the six months ended June 30, 2020 included elsewhere in this report for further details on the calculation of basic and diluted pro forma net loss per share.

(3)	The Company defines working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial Data” and the financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Laird Superfood is an emerging consumer products platform focused on manufacturing and marketing highly differentiated plant-based and functional foods.

Consumer preferences within the evolving food and beverage industry are shifting away from processed and sugar-laden food and beverage products, as well as those containing significant amounts of highly processed and artificial ingredients. Laird Superfood’s long-term goal is to build the first scale-level and widely recognized brand that authentically focuses on natural ingredients, nutritional density and functionality, allowing the Company to maximize penetration of a multi-billion-dollar opportunity in the grocery market.

The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Hydrate hydration products and beverage enhancing supplements, and roasted and instant coffees, teas and hot chocolate. Our Superfood Creamer coffee creamers represent our largest product category, accounting for 67.8% of gross sales in 2019 and 66.6% of gross sales in the first six months of 2020.

We have experienced strong sales growth since inception. Net sales increased from $8.3 million in 2018 to $13.1 million in 2019, representing year-over-year net sales growth of 58%, and from $5.4 million in the first six months of 2019 to $11.1 million in the first six months of 2020, representing net sales growth of 104% between the periods. The growth over these periods was driven by a significant expansion of our customer base in both online and traditional wholesale channels. New products lines accounted for $335 thousand of the increase in net sales from 2018 to 2019 and $1.4 million of the increase from the first six months of 2019 to the first six months of 2020.

As of June 30, 2020, we had $13.1 million of cash-on-hand and investments and $51 thousand of total debt, compared to $6.5 million of cash-on-hand and investments and $51 thousand of total debt as of December 31, 2019.

We have generated losses from inception. Net loss in 2018, 2019 and the first six months of 2020 was $8.5 million, $8.5 million and $5.0 million, respectively, as we invested in product development and the growth of our business. Going forward, we intend to continue to invest in product development, marketing initiatives, sales, equipment, facilities and personnel as we believe the demand for our products will continue to accelerate as we further penetrate the market opportunity presented by our current product lines and expand our platform to include additional products.

In November 2019, we negotiated the repurchase of 609,013 shares of Series A-1 preferred stock from a private investor for $7.5 million, or $12.32 per share, which shares were initially purchased from the Company for $15.0 million, or $24.63 per share. At the time of repurchase, the carrying value of the shares of Series A-1 preferred stock outstanding on the balance sheet was $15.0 million, or a value of $24.63 per share. The favorable rate at which the shares were able to be negotiated resulted in a deemed contribution of $7.4 million, which was included in net loss available to common stockholders.

Key Factors Affecting our Performance

We believe that our future performance will depend on many factors, including the following:

Ability to Grow Our Customer Base in both Online and Traditional Wholesale Distribution Channels

We are currently growing our customer base through both paid and organic online channels, as well as by expanding our presence in a variety of physical retail distribution channels. Online customer acquisitions typically occur at our direct website Lairdsuperfood.com and Amazon.com. Our online customer acquisition program includes paid and unpaid social media, search, display and traditional media. Our products are also sold through a growing number of physical retail channels. Wholesale customers include grocery chains, natural food outlets, club stores, and drug stores, and food service customers include coffee shops, gyms, restaurants, hospitality venues and corporate dining services, among others. Customer acquisition in physical retail channels depends on, among other things, paid promotions through retailers, display and traditional media.

Ability to Acquire and Retain Customers at a Reasonable Cost

We believe an ability to consistently acquire and retain customers at a reasonable cost relative to projected life-time value will be a key factor affecting future performance. To accomplish this goal, we intend to balance advertising spend between online and offline channels, as well as balancing more targeted and measurable “direct response” marketing spend with advertising focused on increasing our long-term brand recognition, where success attribution is less directly measurable on a near-term basis.

Ability to Drive Repeat Usage of Our Products

We accrue substantial economic value from repeat users of our products who consistently re-order our products. The pace of our growth rate will be affected by the repeat usage dynamics of existing and newly acquired customers.

Ability to Expand Our Product Line

Our goal is to substantially expand our product line over time to increase our growth opportunity and reduce product-specific risks through diversification into multiple products each designed around daily use. Our pace of growth will be partially affected by the cadence and magnitude of new product launches over time.

Ability to Expand Gross Margins

Our overall profitability will be impacted by our ability to expand gross margins through effective sourcing of raw materials, controlling labor and shipping costs, as well as spreading other production-related costs over greater manufacturing volumes.

Ability to Expand Operating Margins

Our ability to expand operating margins will be impacted by our ability to cover fixed general and administrative costs and variable sales and marketing costs with higher revenues and gross profit dollars.

Ability to Manage Our Global Supply Chain and Expand Production In-line with Demand

Our ability to grow and meet future demand will be affected by our ability to properly plan for and source inventory from a variety of suppliers located inside and outside the United States.

Ability to Optimize Key Components of Working Capital

Our ability to reduce cash burn in the near-term and eventually generate positive cash flow will be partially impacted by our ability to effectively manage all the key working capital components that could influence our cash conversion cycle.

Seasonality

Because we are so early in our lifecycle of growth, it is difficult to discern the exact magnitude of seasonality affecting our business. Any evidence of seasonality is not discernable from our growth.

Components of Results of Operations

Sales, net

We sell our products indirectly to consumers through a broad set of physical wholesale channels. We also derive revenue from the sale of our products directly to consumers through our direct website, as well as third-party online channels.

Cost of Goods Sold

Our cost of goods sold consists primarily of raw material costs, labor costs directly related to producing our products, including wages and benefits, shipping costs, lease expenses and other factory overhead costs related to various aspects of production, warehousing and shipping.

Operating Expenses

Our operating expenses consist of general and administrative, research and product development, and sales and marketing expenses.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and higher expenses for insurance, investor relations and professional services. We expect our general and administrative expenses will increase as our business grows.

Interest Expense

Interest expense consists primarily of interest related to our additional rent owed to our landlord for landlord improvements.

Benefit from Income Taxes

Due to our history of operating losses and expectation of future operating losses, we do not expect any significant income tax expenses and benefits for the foreseeable future.

Results of Operations

Comparison of the three and six months ended June 30, 2020 (“Q2 2020” and “1H2020”, respectively) and June 30, 2019 (“Q2 2019” and “1H2019”, respectively)

The following table summarizes our results of operations for the periods indicated:

	For the six months ended June 30,		$ Change	% Change
	2020	2019
Sales, net	$11,092,055	$5,445,307	$5,646,748	104%
Cost of goods sold	(7,650,736)	(3,269,325)	(4,381,411)	134%

Gross profit	3,441,319	2,175,982	1,265,337	58%
Gross margin	31.0%	40.0%
General and administrative	3,432,012	2,333,499	1,098,513	47%
Research and product development	261,111	76,435	184,676	242%
Sales and marketing	4,788,517	3,880,220	908,297	23%

Total expenses	8,481,640	6,290,154	2,191,486	35%
Operating loss	(5,040,321)	(4,114,172)	(926,149)	23%
Other income	38,701	142,729	(104,028)	-73%

Loss before income taxes	(5,001,620)	(3,971,443)	(1,030,177)	26%
Benefit from income taxes	-	-	-	0%

Net loss	(5,001,620)	(3,971,443)	(1,030,177)	26%
Less deemed dividend of beneficial conversion feature	(825,366)	-	(825,366)	100%
Less deemed dividend of warrant discount	(179,427)	-	(179,427)	100%

Net loss attributable to Laird Superfood, Inc. common stockholders	$(6,006,413)	$(3,971,443)	$(2,034,970)	-51%

Sales, Net

	Three months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Sales, net	$5,608,830	$2,954,190	$2,654,640	90%

Net sales increased by $2.6 million to $5.6 million in Q2 2020, compared to $3.0 million in Q2 2019. This increase was due to a combination of growth in our online and wholesale channels, primarily caused by an increase in sales volume. Products introduced after Q2 2019, including Vanilla Creamer, Original with Functional Mushrooms Creamer, Hot Chocolate with Functional Mushrooms, Organic Peruvian Coffee with Functional Mushrooms and Liquid Creamers, accounted for $1.0 million of gross sales in Q2 2020. Year-over-year gross sales growth in existing products accounted for $2.3 million of the increase in gross sales in Q2 2020 compared to Q2 2019. During Q2 2020, 31% of all online orders were repeat orders, compared to 34% in Q2 2019, and 29% of our direct website net sales came from subscription programs, compared to 28% in Q2 2019.

	Six months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Sales, net	$11,092,055	$5,445,307	$5,646,748	104%

Net sales increased by $5.6 million to $11.1 million in 1H2020, compared to $5.4 million in 1H2019. This increase was due to a combination of growth in our online and wholesale channels, primarily caused by an increase in sales volume. Products introduced after 1H2019, including Vanilla Creamer, Original with Functional Mushrooms Creamer, Hot Chocolate with Functional Mushrooms, Organic Peruvian Coffee with Functional Mushrooms and Liquid Creamers, accounted for $1.4 million of gross sales in 1H2020. Year-over-year gross sales growth in existing products accounted for $5.2 million of the increase in gross sales in 1H2020 compared to 1H2019. During 1H2020, 30% of all online orders were repeat orders, compared to 35% in 1H2019, and 31% of our direct website net sales came from subscription programs, compared to 30% in 1H2019.

Cost of Goods Sold

	Three months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Cost of Goods Sold	$(4,285,128)	$(1,804,956)	$(2,480,172)	137%

Cost of goods sold increased by $2.5 million in Q2 2020 to $4.3 million from $1.8 million in Q2 2019, primarily due to sales growth in the 2020 period and elevated air shipping costs for additional raw materials in response to an unanticipated increase in demand associated with COVID-19.

	Six months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Cost of Goods Sold	$(7,650,736)	$(3,269,325)	$(4,381,411)	134%

Cost of goods sold increased by $4.4 million in 1H2020 to $7.7 million from $3.3 million in 1H2019, primarily due to sales growth in the 2020 period and elevated air shipping costs for additional raw materials in response to an unanticipated increase in demand associated with COVID-19.

Gross Profit

	Three months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Gross Profit	$1,323,702	$1,149,234	$174,468	15%

Gross profit increased by $174 thousand in Q2 2020 to $1.3 million from $1.1 million in Q2 2019, primarily due to sales growth in Q2 2020, partially offset by a decrease in gross margins. Gross margin decreased to 23.6% in Q2 2020 compared to 38.9% in Q2 2019, primarily due to elevated air shipping costs for additional raw materials in response to an unanticipated increase in demand associated with COVID-19, and disposal costs related to the initial production and distribution of our new liquid creamer product line.

	Six months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Gross Profit	$3,441,319	$2,175,982	$1,265,337	58%

Gross profit increased by $1.2 million in 1H2020 to $3.4 million from $2.2 million in 1H2019, primarily due to sales growth in 1H2020, partially offset by a decrease in gross margins. Gross margin decreased to 31.0% in 1H2020 compared to 40.0% in 1H2019, primarily due to elevated air shipping costs for additional raw materials in response to an unanticipated increase in demand associated with COVID-19, and disposal costs related to the initial production and distribution of our new liquid creamer product line.

Operating Expenses

	Three months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Operating Expenses
General and Administrative	$1,832,442	$1,426,954	$405,488	28%
Research and Development	117,796	42,866	74,930	175%
Sales and Marketing	2,395,701	2,018,646	377,055	19%

Total Operating Expenses	$4,345,939	$3,488,466	$857,473	25%

General and administrative expense increased by $405 thousand in Q2 2020 to $1.8 million from $1.4 million in Q2 2019, primarily due to increased payroll expenses, increased professional fees and an increase in asset impairment charges, partially offset by a decrease in stock-based compensation.

Research and product development expense increased by $75 thousand to $118 thousand in Q2 2020 from $43 thousand in Q2 20219, primarily due to increased product development efforts and payroll expenses.

Sales and marketing expense increased by $377 thousand in Q2 2020 to $2.4 million from $2.0 million in Q2 2019, primarily due to increased advertising expenses.

	Six months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Operating Expenses
General and Administrative	$3,432,012	$2,333,499	$1,098,513	47%
Research and Development	261,111	76,435	184,676	242%
Sales and Marketing	4,788,517	3,880,220	908,297	23%

Total Operating Expenses	$8,481,640	$6,290,154	$2,191,486	35%

General and administrative expense increased by $1.1 million in 1H2020 to $3.4 million from $2.3 million in 1H2019, primarily due to increased payroll expenses, increased professional fees, and an increase in asset impairment charges.

Research and product development expense increased by $185 thousand to $261 thousand in 1H2020 from $76 thousand in 1H20219, primarily due to increased product development efforts and payroll expenses.

Sales and marketing expense increased by $908 thousand in 1H2020 to $4.8 million from $3.9 million in 1H2019, primarily due to increased advertising, payroll and stock-based compensation expenses.

Other Income

	Three months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Other income	$15,847	$88,047	$(72,200)	-82%

Other income (expense) is composed of interest income, gain on sale of available-for-sale securities, and grant income. Interest income, primarily related to dividend and interest income on investment securities available-for-sale, decreased to $8 thousand in Q2 2020 compared to $38 thousand in Q2 2019 due to decreased investment balances. Gain on the sale of available-for-sale securities was $8 thousand in Q2 2020 compared from $0 in Q2 2019. Grant income, primarily related to conversion of a forgivable loan with Deschutes County into a grant, decreased to $0 in Q2 2020 compared from $50 thousand in Q2 2019 due to timing of forgiveness.

	Six months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Other income	$38,701	$142,729	$(104,028)	-73%

Interest income, primarily related to dividend and interest income on investment securities available-for-sale, decreased to $31 thousand in 1H2020 compared to $93 thousand in 1H2019 due to decreased investment balances. Gain on the sale of available-for-sale securities was $8 thousand in 1H2020 compared from $0 in 1H2019. Grant income, primarily related to conversion of a forgivable loan with Deschutes County into a grant, decreased to $0 in 1H2020 compared from $50 thousand in 1H2019 due to timing of forgiveness.

Benefit from Income Taxes

	Three months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Benefit from Income Taxes	$-	$-	$-	-

Benefit from Income Taxes remained at $0 in Q2 2020 and Q2 2019, as we maintain a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. Due to our history of operating losses and expectation of future operating losses, we do not expect any significant income tax expenses or benefits for the foreseeable future.

	Six months ended June 30,		2020 v. 2019 Change
	2020	2019	$	%
Benefit from Income Taxes	$-	$-	$-	-

Benefit from Income Taxes remained at $0 in 1H2020 and 1H2019, as we maintain a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. Due to our history of operating losses and expectation of future operating losses, we do not expect any significant income tax expenses or benefits for the foreseeable future.

Comparison of the years ended December 31, 2019 (“FY2019”) and December 31, 2018 (“FY2018”)

The following table summarizes our results of operations for the periods indicated:

	For the years ended December 31		$ Change	% Change
	2019	2018
Sales, net	$13,103,728	$8,291,082	$4,812,646	58%
Cost of goods sold	(8,019,094)	(5,628,122)	(2,390,972)	42%

Gross profit	5,084,634	2,662,960	2,421,674	91%
Gross margin	38.8%	32.1%
General and administrative expenses	5,201,184	5,826,035	(624,851)	-11%
Research and product development	324,284	119,487	204,797	171%
Sales and marketing	8,311,137	5,146,934	3,164,203	61%

Total expenses	13,836,605	11,092,456	2,744,149	25%
Operating loss	(8,751,971)	(8,429,496)	(322,475)	4%
Other income (expense)	248,023	(29,940)	277,963	928%

Loss before income taxes	(8,503,948)	(8,459,436)	(44,512)	1%
Benefit from income taxes	-	-	-	0%

Net loss	(8,503,948)	(8,459,436)	(44,512)	1%
Deemed dividend of beneficial conversion feature	-	(749,998)	749,998	100%
Deemed contribution from the redemption of preferred stock	7,448,879	-	7,448,879	100%

Net loss attributable to Laird Superfood, Inc. common	$(1,055,069)	$(9,209,434)	$8,154,365	89%

Sales, Net

	Twelve months ended December 31,		2019 v. 2018 Change
	2019	2018	$	%
Sales, net	$13,103,728	$8,291,082	$4,812,646	58%

Net sales increased by $4.8 million to $13.1 million in FY2019, compared to $8.3 million in FY2018. This increase was due to a combination of growth in our online and wholesale channels, primarily caused by an increase in sales volume. Products introduced after FY2018, including Vanilla Creamer, Original with Functional Mushrooms Creamer, and Hot Chocolate with Functional Mushrooms, accounted for $335 thousand of gross sales in FY2019. Year-over-year gross sales growth in existing products accounted for $4.5 million of the increase in gross sales in FY2019 compared to FY2018. During FY2019, 34% of all online orders were repeat orders, compared to 41% in FY2018, and 32% of our direct website net sales came from subscription programs, compared to 23% in FY2018.

Cost of Goods Sold

	Twelve months ended December 31,		2019 v. 2018 Change
	2019	2018	$	%
Cost of Goods Sold	$8,019,094	$5,628,122	$2,390,972	42%

Cost of goods sold increased by $2.4 million in FY2019 to $8.0 million from $5.6 million in FY2018, primarily due to sales growth in the 2019 period.

Gross Profit

	Twelve months ended December 31,		2019 v. 2018 Change
	2019	2018	$	%
Gross Profit	$5,084,634	$2,662,960	$2,421,674	91%

Gross profit increased by $2.4 million in FY2019 to $5.1 million from $2.7 million in FY2018, primarily due to sales growth in FY2019 and an improvement in gross margins. Gross margin increased to 38.8% in FY2019 compared to 32.1% in FY2018, primarily due to an improved ability to broadly leverage cost of goods sold line items with greater sales volumes.

Operating Expenses

	Twelve months ended December 31,		2019 v. 2018 Change
	2019	2018	$	%
Operating Expenses
General and Administrative	$5,201,184	$5,826,035	$(624,851)	(11%	)
Research and Product Development	324,284	119,487	204,797	171%
Sales and Marketing	8,311,137	5,146,934	3,164,203	61%

Total Operating Expenses	$13,836,605	$11,092,456	$2,744,149	25%

General and administrative expense decreased by $625 thousand in FY2019 to $5.2 million from $5.8 million in FY2018, primarily due to reductions in professional fees, which was partially offset by increases in payroll and related stock-based compensation and office expense.

Research and product development expense increased by $205 thousand to $324 thousand in FY2019 from $119 thousand in FY2018, primarily due to increased product development efforts and research and development related payroll expenses.

Sales and marketing expense increased by $3.2 million in FY2019 to $8.3 million from $5.1 million in FY2018, primarily due to a substantial increase in online marketing spend, as well as increases in sales and marketing payroll expenses and stock-based compensation.

Other (Expense) Income

	Twelve months ended December 31,		2019 v. 2018 Change
	2019	2018	$	%
Other (expense) income	$248,023	$(29,940)	$277,963	928%

Other (expense) income is composed of interest income and interest expense. Interest income, primarily related to dividend and interest income on investment securities available for sale, increased to $239 thousand in FY2019 compared to $18 thousand in FY2018 due to increased investment balances. Interest expense, consisting primarily of interest related to our additional rent owed to our landlord for landlord improvements, remained relatively flat year-over year, incurring $49 thousand in FY2019 and $48 thousand in FY2018.

Benefit from Income Taxes

	Twelve months ended December 31,		2019 v. 2018 Change
	2019	2018	$	%
Benefit from Income Taxes	$-	$-	$-	- %

Benefit from income taxes remained at $0 in FY2019 and FY2018, as we maintain a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. Due to our history of operating losses and expectation of future operating losses, we do not expect any significant income tax expenses or benefits for the foreseeable future.

Quarterly Results of Operations

The following tables summarize our historical unaudited statements of operations data for each of the four quarters in the years ended December 31, 2019 and 2018 and the quarters ended March 31, 2020 and June 30, 2020. The quarterly information has been prepared on the same basis as the audited financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus.

	2020 (unaudited)
	June 30	March 31	Two Quarters
Statement of Operations Data:
Sales, net	$5,608,830	$5,483,225	$11,092,055
Cost of goods sold	(4,285,128)	(3,365,608)	(7,650,736)

Gross profit	1,323,702	2,117,617	3,441,319
Operating expenses:
General and administrative	1,832,442	1,599,570	3,432,012
Research and product development	117,796	143,315	261,111
Sales and marketing	2,395,701	2,392,816	4,788,517

Total operating expenses	4,345,939	4,135,701	8,481,640

Operating loss	(3,022,237)	(2,018,084)	(5,040,321)
Other income	15,847	22,854	38,701

Net loss	$(3,006,390)	$(1,995,230)	$(5,001,620)
Less deemed dividend of beneficial conversion feature	(825,366)	-	(825,366)
Less deemed dividend on warrant discount	(179,427)	-	(179,427)

Net loss attributable to Laird Superfood, Inc. common stockholders	$(4,011,183)	$(1,995,230)	$(6,006,413)

Net income (loss) per share, basic and diluted	$(1.85)	$(0.93)	$(2.79)
Shares used in computing net loss per share, basic and diluted	2,162,632	2,140,673	2,151,653

	2019 (unaudited)
	December 31	September 30	June 30	March 31	Four Quarters
Statement of Operations Data:
Sales, net	$4,171,086	$3,487,335	$2,954,190	$2,491,117	$13,103,728
Cost of goods sold	(2,722,605)	(2,026,930)	(1,804,956)	(1,464,603)	(8,019,094)

Gross profit	1,448,481	1,460,405	1,149,234	1,026,514	5,084,634

	2019 (unaudited)
	December 31	September 30	June 30	March 31	Four Quarters
Operating expenses:
General and administrative	1,491,383	1,376,302	1,426,954	906,545	5,201,184
Research and product development	137,872	109,978	42,866	33,568	324,284
Sales and marketing	2,045,841	2,385,080	2,018,646	1,861,570	8,311,137

Total operating expenses	3,675,096	3,871,360	3,488,466	2,801,683	13,836,605

Operating loss	(2,226,615)	(2,410,955)	(2,339,232)	(1,775,169)	(8,751,971)
Other (expense) income	67,519	37,773	88,047	54,684	248,023

Net loss	$(2,159,096)	$(2,373,182)	$(2,251,185)	$(1,720,485)	$(8,503,948)
Deemed contribution from the redemption of preferred stock	$7,448,879	-	-	-	$7,448,879

Net loss attributable to Laird Superfood, Inc. common stockholders	$5,289,783	$(2,373,182)	$(2,251,185)	$(1,720,485)	$(1,055,069)

Net income (loss) per share, basic and diluted	$2.62	$(1.32)	$(1.28)	$(0.98)
Shares used in computing net loss per share, basic and diluted	2,022,528	1,796,368	1,760,169	1,754,504

	2018
	(unaudited)
	December 31	September 30	June 30	March 31	Four Quarters
Statement of Operations Data:
Sales, net	$2,183,527	$2,160,202	$2,175,641	$1,771,712	$8,291,082
Cost of goods sold	(1,391,263)	(1,383,967)	(1,606,737)	(1,246,155)	(5,628,122)

Gross profit	792,264	776,235	568,904	525,557	2,662,960
Operating expenses:
General and administrative	3,292,994	1,064,968	954,656	513,417	5,826,035
Research and product development	30,588	31,300	27,722	29,877	119,487
Sales and marketing	1,320,508	1,170,879	1,346,043	1,309,504	5,146,934

Total operating expenses	4,644,090	2,267,147	2,328,421	1,852,798	11,092,456

Operating loss	(3,851,826)	(1,490,912)	(1,759,517)	(1,327,241)	(8,429,496)
Other (expense) income	9,981	(14,766)	(15,670)	(9,485)	(29,940)

Net loss	$(3,841,845)	$(1,505,678)	$(1,775,187)	$(1,336,726)	$(8,459,436)
Less deemed dividend of beneficial conversion feature amortization	(749,998)	-	-	-	(749,998)

Net loss attributable to Laird Superfood, Inc. common stockholders	$(4,591,843)	$(1,505,678)	$(1,775,187)	$(1,336,726)	$(9,209,434)

	2018
	(unaudited)
	December 31	September 30	June 30	March 31	Four Quarters
Net income (loss) per share, basic and diluted	$(2.53)	$(0.83)	$(0.98)	$(0.82)
Shares used in computing net loss per share, basic and diluted	1,813,848	1,820,554	1,815,210	1,630,957

Liquidity and Capital Resources

As of June 30, 2020, we had incurred accumulated net losses of $24.1 million, including operating losses of $5.0 million and $4.0 million for 1H2020 and 1H2019, respectively. As of December 31, 2019, we had incurred accumulated net losses of $19.1 million, including operating losses of $8.5 million and $8.5 million for FY2019 and FY2018, respectively. We expect to incur additional operating losses as we continue efforts to grow our business, and we expect to incur additional expenses associated with being a public company. We have historically financed our operations and capital expenditures through private placements of our preferred stock and common stock, as well as lines of credit and term loans. Our equity financings are summarized as follows:

•	we received net proceeds of $6.7 million from the issuance of common stock from inception through December 31, 2017.

•	we issued and sold an aggregate of 236,389 shares of our common stock from March 2018 through June 2018 to investors for an aggregate purchase price of $4.1 million.

•	we issued and sold an aggregate of 923,670 shares of our Series A preferred stock from November 2018 through December 2018 to investors for an aggregate purchase price of $22.0 million.

•	we issued and sold an aggregate of 403,307 shares of our common stock from September 2019 through March 2020 for an aggregate purchase price of $11.7 million.

•	we issued and sold an aggregate of 383,142 shares of our Series B-1 preferred stock on April 13, 2020 for an aggregate purchase price of $10.0 million.

Our historical uses of cash have primarily consisted of cash used in operating activities to fund our operating losses and working capital needs.

As of June 30, 2020, we had $13.1 million of cash-on-hand and investments and $8.4 million of available borrowings under our lines of credit. As of December 31, 2019, we had $6.5 million of cash-on-hand and investments and $7.5 million of available borrowings under our lines of credit. As of June 30, 2020 and December 31, 2019, we had $51 thousand outstanding under our forgivable loans with the City of Sisters, Oregon and no amounts were outstanding under our lines of credit.

We currently have an approximately 26,000 square foot warehouse under construction adjacent to our current buildings and have purchased five adjoining lots providing opportunity for expansion of our campus if needed. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the enhancement of our product platforms, the introduction of new products and acquisition activity. We expect to continue to incur operating losses for the foreseeable future and may require additional capital resources to continue to grow our business. We believe that current cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least the next 12 months following the date our audited financial statements for FY2019 were issued. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. In addition, if additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all.

Comparison of the six months ended June 30, 2020 and June 30, 2019

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	For the six months ended June 30,
	2020	2019
Cash flows from operating activities	$(4,647,005)	$(4,155,862)
Cash flows from investing activities	356,624	(11,542,957)
Cash flows from financing activities	11,835,448	(1,097,284)

Net change in cash	$7,545,067	$(16,796,103)

Cash Flows from Operating Activities

Cash used in operating activities was $4.6 million for 1H2020 as compared to $4.2 million in 1H2019. In 1H2020, we increased inventory levels to ensure we are able to keep up with growing customer demand, with limited disruptions in distributions.

Cash Flows from Investing Activities

Cash provided from investing activities was $357 thousand in 1H2020 as compared to cash used of $11.5 million in 1H2019. Cash inflows during 1H2020 were primarily related to proceeds from maturities and sales of investments available-for-sale, partially offset by purchases of and deposits made for equipment. Cash outflows during 1H2019 primarily related to purchases of investments available-for-sale and purchases of manufacturing equipment.

Cash Flows from Financing Activities

Cash provided by financing activities was $11.8 million in 1H2020 compared to cash used of $1.1 million in 1H2019. Cash inflows in 1H2020 primarily related to a capital transaction of $10.0 million with a private investor, while cash outflows in 1H2019 primarily related to the repurchase of common stock.

Comparison of the twelve months ended December 31, 2019 and December 31, 2018

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	For the twelve months ended December 31,
	2019	2018
Cash flows from operating activities	$(9,440,895)	$(9,455,757)
Cash flows from investing activities	(7,924,099)	(717,657)
Cash flows from financing activities	1,029,080	24,170,440

Net change in cash	$(16,335,914)	$13,997,026

Cash Flows from Operating Activities

Cash used in operating activities was $9.4 million for FY2019 as compared to $9.5 million in FY2018. In FY2019, we increased inventory levels to ensure we are able to keep up with growing customer demand, with limited disruptions in distributions. In addition, we made significant investments in leasehold improvements to build out production and warehouse facilities to ensure we can continue to scale at the rate of our revenue growth.

Cash Flows from Investing Activities

Cash used in investing activities was $7.9 million in FY2019 as compared to $718 thousand in FY2018. These changes were primarily due to investment in securities available-for-sale, and capital investments in a new manufacturing line to continue to meet increasing consumer demand.

Cash Flows from Financing Activities

Cash provided by financing activities was $1.0 million in FY2019 compared to $24.2 million in FY2018. In FY2018, we executed a capital transaction of $25.0 million with a private investor, with $15.0 million funded at the closing date and an additional $10.0 million to be funded one year following the execution. In FY2019, we negotiated the repurchase of 609,013 shares of Series A-1 preferred stock from a private investor for $7.5 million, or $12.32 per share, and the termination of the private investor’s commitment to fund an additional $10.0 million in November 2019. At the time of repurchase, the carrying value of the shares of Series A-1 preferred stock outstanding on the balance sheet was $15.0 million, or a value of $24.63 per share. The favorable rate at which the shares were able to be negotiated resulted in a deemed contribution of $7.4 million, which was included in the net loss available to common stockholders.

Contractual Obligations and Commitments

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2019:

Payments Due by Period	Operating Leases(1)	Note Payable	Total
2020	$233,047	$-	$233,047
2021	237,737	51,000	288,737
2022	244,869	-	244,869
2023	252,216	-	252,216
2024	259,782	-	259,782
Thereafter	1,132,122	-	1,132,122

	$2,359,773	$51,000	$2,410,773

(1)

Operating lease obligations related to our manufacturing facility leases, dated March 1, 2018 and December 17, 2018. Operating lease obligations related to our office space are month-to-month in nature, and therefore we have no ongoing contractual obligation.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our audited financial statements included elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), which we adopted January 1, 2019. Under ASC 606, we recognize revenue in accordance with a five-step model in which we evaluate the transfer of promised goods or services and recognize revenue when our customer obtains control of promised goods or services in an amount that reflects the consideration which we expect to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We have elected, as a practical expedient, to account for the shipping and handling as fulfillment costs, rather than as a separate performance obligation. Revenue is reported net of applicable provisions for discounts, returns and allowances. Methodologies for determining these provisions are dependent on customer pricing and promotional practices. We will record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates will be based on industry-based historical data, historical sales returns, if any, analysis of credit memo data, and other factors known at the time.

Stock Incentive Plan

The compensation cost relating to share-based payment transactions is recognized in the financial statements. The cost is measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost for all employee stock awards is calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation cost for all consultant stock awards is calculated and recognized over the consultant’s service period based on the grant date fair value of the equity or liability instruments issued. Upon exercise of stock awards, recipients are issued shares of common stock.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of income taxes currently due and deferred tax assets and liabilities. We may also be subject to interest and penalties from taxing authorities on underpayment of income taxes. In such an event, interest and penalties are included in income tax expense. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Due to the historical net loss position of the Company, we recorded a full deferred tax valuation allowance as of June 30, 2020, December 31, 2019 and December 31, 2018.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of June 30, 2020, we had cash and cash equivalents of $8.5 million. We invest our surplus cash in United States Treasury bonds as well as interest-bearing savings and other short-term interest bearing investments from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe a change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of June 30, 2020, we had no debt outstanding that is subject to interest rate variability, as our only debt consists of $51,000 outstanding under a forgivable loan with the City of Sisters, Oregon. Therefore, we are not subject to interest rate risk related to debt.

Recent Accounting Pronouncements

See Recently Issued Accounting Pronouncements in Note 1 to our audited financial statements included elsewhere in this prospectus for additional information.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	an exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We may take advantage of these provisions until the end of the fiscal year in which the fifth anniversary of this offering occurs, or such earlier time when we no longer qualify as an emerging growth company. We would cease to be an emerging growth company on the earlier of (1) the last day of the fiscal year (a) in which we have more than $1.07 billion in annual revenue or (b) in which we have more than $700 million in market value of our capital stock held by non-affiliates, or (2) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all these reduced burdens.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

LETTER FROM PAUL HODGE, OUR CO-FOUNDER AND CHIEF EXECUTIVE OFFICER

Laird Hamilton and I founded Laird Superfood because we believe better food leads to a better world.

Laird has a barn in Kauai, on the banks of the Hanalei river, a straight shot downstream to Kauai’s north shore and the Pacific. His barn is a monument to innovation – inside, in neatly arranged stacks, is experimental watersport equipment, all from the early stages of its development – the first tow-in jet skis, prototype stand up paddleboards, and early-model foil boards, made from spare snowboard bindings bolted to beat up surfboards. The final versions of his early experiments are now ubiquitous and recognizable everywhere.

At the back of his barn, Laird has a coffee bar reflecting the same curiosity and innovation. In 2014, Laird and I were making coffees ahead of a long, tough day in the surf, adding coconut oil and nut-milks, and less conventional additives – things like raw cacao and organic coconut milk powder and fresh turmeric – experimenting with flavors and performance. We were having fun and liked how the coffee made us feel, and we knew we were onto something authentic and new.

I spent the next fourteen months at my ranch in Oregon experimenting with ingredients to finalize the recipe for our original Superfood Creamer. In 2015, we founded Laird Superfood to make great tasting, high-quality, plant-based products that are healthy, convenient, affordable, and available to all, starting with Superfood Creamer.

Since 2015, we have sold approximately two million bags of our creamer — enough to make tens of millions of unique and delicious coffees. We have developed 26 SKUs across our platforms, built a factory in a town of about 2,700 people in central Oregon, where we employ over a hundred people, and our products can now be found in over 5,500 retail doors across the US. Our products can also be found on our website, Lairdsuperfood.com, where we have a subscriber base which has grown at a compound annual growth rate of almost 300% since our subscription program’s inception in 2017. And our work is just getting started. In 2020 we have launched six new SKUs, and plan to continue introducing new, exciting products to our customers.

We have executed our vision with discipline. We vertically integrated our production, direct import many of our ingredients, and have invested in our growth responsibly. We have great respect for our stakeholders, and we have received their trust in return. Our future growth will be based on the strength of our platform, excellence in execution, and disciplined capital allocation. We will invest in growth and scalable infrastructure where returns are attractive.

All food manufacturing has an environmental impact. By focusing on plant-based alternatives, we believe we are part of a movement to reduce the carbon impact of our community’s daily lives. Further, with products like our Hydrate coconut water, we are reducing single-use containers, and taking thousands of tons of freight out of the supply chain by providing a space and weight efficient powdered alternative to refrigerated single serves.

Our current platform is just the beginning. Laird Superfood is a tiny percentage of the $695 billion U.S. grocery market, and occupies the fast-growing subsegment of natural and plant-based foods. Our vision is to grow across grocery store aisles and continually innovate new, plant-based products to add to our customers’ daily ritual.

We believe we are still in the initial stages of our innovative platform, and I, and our team, are committed to growing our brand until it is ubiquitous and recognizable everywhere.

Sincerely,

Paul Hodge

BUSINESS

Our Company

Laird Superfood. Better Food. Better You.

Laird Superfood is an emerging consumer products platform focused on manufacturing and marketing highly differentiated plant-based and functional foods. The Laird Superfood brand is increasingly recognized and trusted by a growing number of consumers. The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Hydrate hydration products and beverage enhancing supplements, and roasted and instant coffees, teas and hot chocolate. Over time, Laird Superfood plans to aggressively and strategically grow revenues by further penetrating the multi-billion-dollar market opportunity presented by our current product lines, as well as expanding our platform to include additional products that meet our strict plant-based ingredient criteria to diversify our revenue base and increase Laird Superfood’s total addressable market (“TAM”) opportunity.

Laird Superfood was founded in 2015 by friends and surfing partners, Laird Hamilton and Paul Hodge. Mr. Hamilton is one of the best-known big wave surfers in the world and well respected for his innovation in many board sports. Mr. Hodge is an entrepreneur who has built numerous environmentally and socially conscious companies in the solar, home technology, electric transportation and sporting industries. Mr. Hamilton has long sought different ways to derive the maximum possible energy from natural food sources to carry him through some of the most grueling surf and exercise sessions in the world. With the need to stay in the water for four to six hours per session, Mr. Hamilton experimented with blends of espresso and a variety of natural fats, such as coconut oil, to create beverages designed to provide stable and long-lasting sources of energy.

After years of development and personal trial, Mr. Hamilton created a plant-based recipe consisting of coconut-based ingredients and Aquamin, a mineral rich, calcified sea algae harvested off the coast of Iceland. Mr. Hamilton found these special ingredients provided him with an extended boost of energy beyond a traditional cup of coffee. With the help of several industry veterans, Mr. Hodge spent fourteen months testing over seventy different formulations searching for a recipe that could be produced in a cost-effective and scalable manner in order to bring affordable and convenient consumption to consumers. In July 2015, Laird Superfood launched its first product, the Original Superfood Creamer.

Gabrielle Reece, who serves as our Chief Brand Ambassador and is married to Mr. Hamilton, also contributed actively to developing Laird Superfood’s debut products. Ms. Reece is a professional athlete, media personality and Nike’s first female spokeswoman. Her passion for healthy living and fitness expertise make her an influential voice in the world of health and wellness, particularly with a female audience. Mr. Hamilton, Mr. Hodge and Ms. Reece are committed to optimizing nutrition to improve consumer health and achieve peak performance through a platform of Laird Superfood products that taste great and are accessible to the general public.

Laird Superfood is driven by the mantra of “Better Food, Better You.” To support this vision, we plan to introduce products that fuel consumers from sunrise to sunset, as part of Laird Superfood’s “Daily Ritual.”

As a result of growing consumer demand for Laird Superfood products and the continued expansion of our omnichannel distribution strategy, our net sales have grown from $568 thousand in 2016 to $13.1 million in 2019 and $11.1 million in the first six months of 2020, representing an annualized compound annual growth rate of approximately 185%. During the same period, our gross margins have expanded from 24.8% in 2016 to 38.8% in 2019 and 31.0% in the first six months of 2020, which highlights the inherent operating leverage built into our vertically integrated business model. We believe additional gross margin expansion can be achieved via factory efficiencies and overhead absorption.

Our Market Opportunity in the Evolving Food and Beverage Industry

Laird Superfood participates in what the U.S. Census Bureau estimates to be a $695 billion grocery market as of 2019, which is the second largest retail market after the automobile industry.

Laird Superfood is specifically focused on the fastest growing sub-segment of the food and beverage market: U.S. Natural, Organic and Functional Food and Beverages. According to the Nutrition Business Journal, in 2018, U.S. Natural, Organic and Functional Food and Beverages sales were approximately $152 billion and grew 6.6% from the prior year, which was faster than the 4.0% growth in the overall food and beverage industry according to the U.S. Census Bureau. Further, according to the Nutrition Business Journal, during the same period, third-party and direct e-commerce sales represented two of the four fastest growing channels for U.S. Natural, Organic and Functional Food and Beverages sales, which bodes well for Laird Superfood due to our strong online presence and omnichannel expansion strategy.

Consumer preferences within the evolving food and beverage industry are shifting away from processed and sugar-laden food and beverage products, as well as those containing significant amounts of highly processed and artificial ingredients. There is also increasing recognition of the environmental impact of animal-based products. This has led to significant growth in plant-based foods and beverages. Per the Plant-Based Foods Association, U.S. retail sales of plant-based foods increased 11% from 2018 to 2019, reaching a market value of $4.5 billion, compared to increases of 4% and 7% in the general grocery and natural food categories, respectively. Among categories of plant-based foods, plant based creamers was the highest growing category, experiencing 40% growth for the twelve month period ending April 2019 compared to growth of only 12% for dairy-based creamers.

Laird Superfood’s long-term goal is to build the first scale-level and widely recognized brand that authentically focuses on natural ingredients, nutritional density and functionality. We believe an authentic and trusted brand is the strongest barrier to entry and a sustainable source of differentiation in the CPG industry. We also believe a strong brand is a valuable platform that can be leveraged to expand beyond our current markets to achieve relevance across multiple grocery aisles, online and a wide array of other relevant points of distribution. While the barriers to entry for launching a food product in the CPG industry have fallen in recent years as a result of unlimited shelf space on the internet and targeted online marketing, the barriers to building an internationally recognized and trusted brand relevant to today’s consumer remain high.

Our Competitive Strengths

We believe the following strengths differentiate Laird Superfood and create long-term, sustainable competitive advantages.

An Emerging Platform Within the Rapidly Expanding Plant-Based Natural Foods Industry

Over the near and intermediate term, Laird Superfood is highly focused on maximizing revenue growth by further penetrating the multi-billion dollar market opportunity presented by our current product lines. However, we believe the larger long-term opportunity lies in building Laird Superfood into a unique platform within the natural foods industry, which is currently dominated by single-product companies. The core tenets of this platform approach are strengthening our authentic and trusted brand name, growing our expansive omnichannel distribution strategy and the introduction of a constant flow of new products that align with our core ethos. This platform provides opportunities for continual expansion of our TAM to allow long-duration growth, sustained differentiation of our brand, product diversification and leveraging our core strengths and operating costs to increase profit margins.

An Authentic and Trusted Brand Name

An authentic and trusted brand is one of the strongest long-term barriers to entry and sources of sustained differentiation in the consumer products industry. Since inception, Laird Superfood has invested heavily in building a trusted brand that consumers immediately identify as authentic, plant-based, nutrient dense and functional. Along with more traditional methods of brand-building, we have effectively harnessed the authentic lifestyle of Laird Hamilton and Gabrielle Reece, both of whom have well-earned reputations for being on the cutting edge of fitness and nutrition. Our goal is to make Laird Superfood the choice for customers searching for nutrient dense, functional foods at a reasonable price. Our target market extends well beyond elite athletes into the mass market due to our recognition that Laird Superfood products must not only be natural, functional and nutrient-dense, they must also taste great and be affordable to provide access to all consumers.

Balanced and Highly Differentiated Omnichannel Distribution Strategy

Our highly differentiated omnichannel distribution strategy has three key components: online, wholesale and food service. In aggregate, this omnichannel strategy provides us with a diverse set of customers and wholesale partners, leading to a larger TAM opportunity than is normally available to products available primarily in grocery stores, along with an opportunity to develop a direct relationship with our customers at Lairdsuperfood.com. We believe that, along with a trusted brand name, extensive proprietary distribution is a critical long-term and sustainable barrier to entry in the food industry.

Our online business is two pronged and consists of Lairdsuperfood.com and Amazon.com. In 2019 and the first six months of 2020, the online business made up 58.4% and 57.1% of our net sales, respectively. Our website sells all of our SKUs with the exception of our refrigerated liquid Superfood Creamer. Lairdsuperfood.com serves as a platform to launch new products prior to investing in a wholesale launch and appeals to our “hard core” customers. Lairdsuperfood.com is a proprietary distribution channel that is able to drive user engagement, education and provides feedback for future product development as well as allows for online-only sales of trial products, prior to the investment necessary to launch in wholesale. In addition to our own website, we sell a variety of our products on Amazon.com.

Lairdsuperfood.com is a platform that provides an authentic brand experience for our customers that drives engagement and provides feedback for future product development, while generating highly attractive margins. We view our growing proprietary database of customers ordering directly from our website as a strategic asset, as it enhances our ability to develop a long-term relationship with these customers. Content on our website allows Laird Superfood to educate consumers on the benefits of our products and ingredients, while providing a positive customer experience. We believe this experience leads to higher retention rates among repeat users and subscribers, as evidenced by repeat users and subscribers accounting for approximately two-thirds of Lairdsuperfood.com sales during the first six months of 2020. This direct relationship also allows us to market and cross-sell new products more efficiently, which should lead to higher customer lifetime values. Finally, Lairdsuperfood.com serves as the cornerstone of our subscription business which has shown consistent revenue growth since its inception in May 2017 and has increased its individual subscriber base at a compound annual growth rate of 297% through June 2020.

When combining our Lairdsuperfood.com and Amazon.com online channels, we achieved a three-year cash Lifetime Value to Customer Acquisition Cost (“LTV/CAC”) ratio of 4.1x in 2018, 3.7x in 2019 and 3.5x in the first six months of 2020. Our three-year cash LTV is calculated as the net cash contribution for online customers acquired at least three years ago divided by the number of new online customers acquired during that period. Net cash contribution is inclusive of online net sales, less online related raw materials, packaging, shipping, freight and Amazon.com selling fees. CAC is estimated as the amount spent in the respective calendar year to acquire new online customers, divided by the number of new online customers acquired during the same period. CAC is inclusive of advertising, marketing, and payroll costs specific to online acquisition channels.

Since inception, we have witnessed strong retention rates in our online business and have active customers across every single monthly cohort in our Lairdsuperfood.com business going back to November 2015. A defining characteristic of our users is that over time their retention rates rise. From inception through June 2020, 30.9% of the consumers that try our products order a second time. Once customers are on their fifth order, our retention rate is 75.5% and by their tenth order our retention rate is 86.9%. The customers exhibiting these order patterns become our “power users” and they drive the recurring revenue nature of our portfolio of products.

Subscriptions also play an important role in driving retention rates for our direct online business and in 2019 and the first six months of 2020 subscriptions made up 32% and 31% of our direct online net sales, respectively. Since the start of our subscription program in May 2017 we have grown our subscriber base at a compound annual growth rate of 297% through June 2020. In addition to subscriptions, Lairdsuperfood.com has a high percentage of repeat users. In 2018 and 2019, 64% and 65% of the net sales at Lairdsuperfood.com came from either subscribers or repeat users, and during the first six months of 2020, 61% of the net sales at Lairdsuperfood.com came from either subscribers or repeat users.

Our wholesale business addresses the $695 billion grocery industry, specifically the $152 billion Natural, Organic and Functional Foods and Beverages sub-segment, which has been increasing its proportion of the grocery industry, as well as many non-grocery retail channels. In 2019, wholesale made up 40.4% of our net sales, and in the first six months of 2020, wholesale made up 41.0% of our net sales. Laird Superfood products are sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, outdoor and drug stores. We currently estimate our products are in over 5,500 retail door locations across the United States and we believe the long-term potential store base exceeds 20,000 retail locations in the United States. The diversity of our retail channel represents a strong competitive advantage for Laird Superfood and provides us with a larger total addressable market than would be considered normal for a food brand that is singularly focused on the grocery market. We have invested in a national sales team, as well as an internal salesforce and customer service team. We believe the sales personnel and support staff currently in place are sufficient to fully penetrate the US wholesale market.

Our food service business addresses a broad set of customers including, but not limited to, local and regional coffee shops, juice bars, corporate offices, hotels, restaurants, college campuses, professional sports teams and gyms. In 2019 and the first six months of 2020, food service was 1.2% and 1.9% of our net sales, respectively. Though currently a small percentage of net sales, we believe the market opportunity for our food service business is very large, providing us with the ability to further diversify our customer base and increase our TAM. To strongly differentiate our food service offerings, Laird Superfood has worked with Bunn, one of the largest coffee capital equipment manufacturers in the United States, to create the Laird Superfood Crescendo®, a plant-based latte machine that is a convenient solution for a variety of office, gym, restaurant, and other food service environments. The average cash-on-cash pay-back period for food service customers that purchase a Crescendo® for retail use with our products is less than twelve months. Since the Laird Superfood Crescendo® was debuted in March 2019, we have built an installed base of 34 units as of June 30, 2020.

Proven Efficiency in Marketing Spend to Drive Growth and Acquire New Customers

Throughout our history, Laird Superfood has maintained a disciplined, data-driven and returns-based focus on the deployment of marketing dollars to build our brand and acquire new customers. In our view, marketing dollars must be deployed efficiently to sustain growth over the long-term and eventually move Laird Superfood towards profitability. We have placed a strong focus on generating free and organic traffic for our website and social media channels, expanding our proprietary database of customers, growing subscriptions and acquiring customers from a wide variety of channels. These efforts are aimed at structurally reducing our dependence on the least proprietary and most competitive sources of online customer acquisition. Social media channels, in particular, are useful for launching new products and introducing promotions, as are the social media presences of Mr. Hamilton and Ms. Reece, and certain other influential persons who support the brand in their social media. As a result, Laird Superfood has historically acquired new customers at an attractive cost relative to their projected lifetime value. Our three-year cash LTV/CAC ratio for new online customers was 4.1x as of December 31, 2018, 3.7x as of December 31, 2019 and 3.5x as of June 30, 2020. We expect to remain disciplined in our customer acquisition efforts going forward and have plans to significantly expand the number of channels through which we will attempt to find additional sources of low-cost customer acquisition opportunities.

Vertically Integrated Business Model

Since inception, Laird Superfood has focused on building a vertically integrated business model. The core of this strategy is our highly efficient manufacturing process, which enables rapid expansion of production capacity, provides fixed-cost leverage on increased volumes and optimizes our ability to control quality.

We produce our powdered creamers and hydration products on automated equipment. At this stage of revenue contribution, we have elected to co-pack our liquid creamers and beverage enhancing supplements. In addition, we externally source our whole bean and ground coffee. We produce 17 of our 26 SKUs in house as of June 30, 2020, with only nine SKUs consistently co-packed. When we refer to “SKUs” in this prospectus, we are referring to flavor count. If a flavor is available in more than one size, we are referring to all sizes collectively as one SKU. Based on our current projections, we believe our existing footprint, upon installation of manufacturing equipment which is anticipated to be materially paid for in the third quarter of 2020, will support $100 million in annual gross sales of internally produced powdered products without a need for a material increase in capital expenditures. This provides us with substantial current excess manufacturing capacity to enable future growth in a capital efficient manner.

In addition to manufacturing capabilities, we have internalized branding, design, packaging, digital marketing, customer service and data analytic capabilities, along with finance, legal and human resource functions. Our broad in-house capabilities and extensive manufacturing capacity are expected to enable significant fixed cost leverage going forward in manufacturing, as well as most other operating expense line items.

Laird Superfood sources its raw materials from a variety of suppliers located both inside and outside the United States. We have a supplier code of conduct for the ethical sourcing of raw materials from within and outside the United States that we provide to our suppliers as part of their on-boarding process.

Raw materials are shipped to our production facility in Sisters, Oregon where they are stored in our warehouse and production facility. For products we self-manufacture, these raw materials are then mixed and packaged into finished goods. Finished goods are then warehoused and shipped out of Sisters to both retail and wholesale customers, as well as distributors across the country. A minority of our products are manufactured and packaged offsite. The finished goods are then shipped by our co-packers to our warehouse in Sisters where we then ship them to end-customers.

Laird Superfood’s research and development is driven by the energy and beliefs of Laird Hamilton and Gabrielle Reece, who are involved in all our product development. We are supported by three full-time research and development staff and have an in-house lab in our facility in Sisters, Oregon, where we develop trial products. In the twelve months ended June 30, 2020, we launched ten SKUs, and we expect to launch up to nine SKUs in the next 12 months, including three flavors of Pili Nuts; Superfood Creamer liquid coffee creamer with Turmeric; Orange Guava Hydrate; Protein; Daily Greens; Immune beverage enhancing supplements; and Chai InstaFuel.

Targeting Top-Tier Food Industry Gross Margins

Strong gross margins provide Laird Superfood with a sustainable competitive advantage, as these gross profit dollars can be used to aggressively invest in growth initiatives to further differentiate our brand, expand our revenue opportunity and increasingly cover fixed costs as we move toward profitability. Laird Superfood has demonstrated gross margin expansion throughout most of our history as we have leveraged our manufacturing infrastructure over higher volumes. Our vertically integrated model is expected to enable gross margins to continue to move toward levels above food industry averages, as production volumes increase.

Investor Relationship with Danone Manifesto Ventures

In April 2020, Danone Manifesto Ventures, PBC invested $10 million in Laird Superfood. Danone Manifesto Ventures is the investment arm of Danone S.A., one of the largest and most successful consumer product companies in the world and a global leader in plant-based products with which we share a vision of a healthy and sustainable future of food. We believe Danone Manifesto Ventures will provide Laird Superfood with valuable CPG guidance, best practices and industry-specific expertise to help us capitalize on our growth opportunity. We believe this investor relationship is an important strategic fit for Laird Superfood, as it allows us to maintain our independence, agility, entrepreneurial spirit and mission, while benefiting from the manufacturing, marketing and operational experience of a world-class organization.

Focus on Environmental, Social and Governance (ESG) Best Practices

Laird Superfood’s founders strongly believe we should seek to drive value for all relevant stakeholders, including customers, employees, community, shareholders and the broader environment. This philosophy of “Ohana” is particularly important to Laird Hamilton and Gabrielle Reece and permeates our culture. Laird Superfood is conscientious in its sourcing of raw materials, the carbon-benefits of facilitating plant-based alternatives, the impact of our operations on the environment and our community, and providing products that discourage the culture of single-use plastics.

Our Growth Strategy

We believe there is great opportunity to leverage the strength of our existing products and build Laird Superfood into one of the world’s preeminent natural food brands. Consumers are increasingly incorporating natural alternatives into their diet. However, there are limited national natural food brands with the name recognition of legacy brands in traditional center-of-the-store grocery aisles. Laird Superfood is seeking to build a high level of brand recognition, as well as develop a trust and understanding with consumers that, regardless of category, any product labeled Laird Superfood will taste great and maintain a high-quality ingredient set. That is the heart of our platform strategy. Our primary growth strategies are as follows:

Open-Ended and Long Duration Growth Opportunity in the Enormous Grocery Market

At $695 billion, the U.S. grocery market is one of the largest retail end-markets in the world. Laird Superfood’s strategy is to maximize penetration of this opportunity through a variety of avenues, including growing brand trust and recognition, significantly expanding our grocery distribution footprint to multiples of our current level of 5,500, driving shelf velocity through an acceleration of online and offline advertising and introducing new products to expand our store footprint.

Exposure to Plant-Based, Functional and Natural Foods Portions of Grocery Market

Within the grocery category, there is an ongoing secular shift from highly processed legacy brands that demonstrate little nutritional benefit to natural, nutrient-dense, functional and plant-based alternatives. We expect the shift in consumer tastes driving the growth of natural and plant-based alternatives will continue throughout the foreseeable future as consumers become better educated on nutrition and focus on the health and wellness of themselves, their families and the environment. There is also clear evidence that an increasing number of natural and plant-based products in stores are moving beyond the natural and specialty segments and into conventional grocery stores. The continuation of these trends should benefit Laird Superfood as it seeks to penetrate the very large overall grocery market.

Business Model Characterized by Repeat and Recurring Revenues

Because the consumption of coffee, creamers and hydration products is a daily ritual for many consumers, there is a natural and frequent repeat usage of Laird Superfood products among large portions of our customer base. For this reason, Laird Superfood has always enjoyed a meaningful base of recurring revenues due to repeat orders by its consumers and wholesale partners. Growing this base of recurring revenues is a strong focus of Laird Superfood as it evaluates new product development opportunities, acquisitions and marketing strategies.

In 2019 and for the first six months of 2020, subscriptions and repeat customers made up 65% and 61% of Lairdsuperfood.com net sales, respectively, even while aggressively growing new customers during these periods. We have also grown subscriptions on Lairdsuperfood.com at a compound annual growth rate of 315% from inception through December 31, 2019 and 297% through June 30, 2020. Further, we view our wholesale business as highly recurring due to the high retention rate of our largest wholesale customers who remain pleased with the strong sell through of our products. The recurring nature of our revenues provides us with confidence in the sustainability of growth over a long period of time. Not only do recurring revenues provide a cushion during downturns, but they make it much easier to achieve sustained and rapid revenue growth due to an ever-growing underlying base of sales.

Resiliency of Recurring Revenues and Business Model During the COVID-19 Pandemic

Though Laird Superfood’s revenues have proven to be highly recurring since our inception, there was some concern our products would be viewed as premium and more discretionary by consumers during an economic downturn. However, the quarter ended June 30, 2020 resulted in the strongest quarterly revenue in the history of Laird Superfood, evidencing the resiliency of our brand in times of economic uncertainty. Early indications suggest consumers continued to drink our coffee, use our creamers and put an even greater emphasis on their own food and supplement choices during the COVID-19 pandemic. If there was a trade-down effect, it appears consumers may have increased their at-home consumption relative to purchases at traditional coffee shops. On a per-serving basis, a home-brewed cup of coffee using Laird Superfood creamer is substantially less expensive than a premium blend at most coffee shops. The performance of Laird Superfood during this extremely difficult period provides us with even greater confidence in the recurring nature of our business, the efficacy of our omnichannel sales model, and the elasticity of our vertically integrated capabilities when facing spiking demand, even during otherwise challenging conditions. Management continues to monitor the evolving situation, and Laird Superfood intends to follow the advice of public health authorities and adhere to government regulations with respect to COVID-19 as they develop, which may result in reduced hours at or closure of our production facility.

Continued Expansion of Distribution Footprint

Based on our estimate of what wholesale penetration for a leading CPG brand should be at maturity, we believe Laird Superfood’s wholesale distribution footprint should eventually be multiples of its current size. Currently, our products are marketed and sold through a diverse set of physical retail and online channels, including grocery chains, club stores, specialty and natural food outlets, coffee shops, juice bars, gyms, restaurants, hospitality venues, corporate workplaces, Lairdsuperfood.com and Amazon.com. Maximizing potential distribution will be a key growth driver for Laird Superfood and our goal is to expand distribution so that our products are available wherever our customers choose to shop, whether it be a retail store, food service environment or directly online. While expanding distribution, we are simultaneously increasing our brand awareness through an extensive program of online and offline marketing initiatives to accelerate the sell-through velocity of our products once they reach the shelves of our wholesale partners.

Maximize Market Penetration of Existing Product Lines

Laird Superfood’s existing creamer, hydration and beverage enhancing supplement, and instant and roasted coffee categories represent a multi-billion-dollar TAM. We believe simply penetrating these core markets with our differentiated product lines provides Laird Superfood with a large and long-duration growth opportunity. In the near-term, Laird Superfood will focus on growing share within these categories. This is particularly true within the coffee creamer market, where plant-based products are driving category growth and Laird Superfood Creamer products are exhibiting very strong performance. We will continue to drive growth of our Superfood Creamers through distribution expansion and increased marketing and advertising to drive brand recognition and shelf velocity. We will also attempt to leverage our new and existing wholesale relationships to gain additional shelf space for our full suite of existing products.

New Product Development

While Laird Superfood’s current product lines are growing strongly and address multi-billion-dollar market opportunities with differentiated products, we intend to enhance our growth by launching new products over time, including planned launches in 2020. In the first and second quarters of 2020, we launched three flavors of our liquid Superfood Creamer and our ground coffee with functional mushrooms product. In the third and fourth quarters of 2020, we expect to launch an immune supplement beverage mix, a plant-based protein powder, a powdered greens beverage mix, a packaged pili nuts snack product, and an additional flavor of our liquid Superfood Creamer. These new products have been, and future products will be, developed primarily through internal research and development. We are focused on creating products that conform to our uncompromising brand ethos of great taste, high-quality ingredients, nutritional density and functionality. Additional criteria for new product development include the potential for broad commercial acceptance, size of market opportunity, regulatory compliance issues, manufacturing process, availability and cost of raw materials, shelf-life and expected usage patterns by potential customers.

Laird Superfood’s research and development efforts are enhanced by Laird Hamilton and Gabrielle Reece, who are involved in all aspects of product development, and remain at the forefront of current and future nutritional trends. We also employ a full-time research and development staff and maintain an in-house lab at our facility in Sisters, Oregon. Our new product cadence is rapid, as evidenced by the ten SKUs launched in the twelve months ended June 30, 2020.

From a growth perspective, ongoing new product launches are expected to continually increase our TAM opportunity. Broadening our product line will also serve to diversify our revenue base and reduce exposure to potential competitive intensity in any one category. We expect all new products, whether developed internally or sourced externally, will be branded Laird Superfood and they will expand Laird Superfood’s opportunity to become part of our customer’s daily ritual of food and beverage consumption.

Opportunity for Tuck-In Acquisitions to Supplement Organic Growth and Expand Platform

To date, Laird Superfood’s revenues have been driven solely by organic growth and that will remain our primary focus going forward. However, longer-term, we believe there will be opportunities to expand our TAM and diversify our revenue base through acquisitions. In this scenario, our belief is acquisitions would be of a tuck-in nature and target highly fragmented markets within plant-based foods. All products acquired are expected to be re-branded Laird Superfood and would fit our ethos of great taste, nutrition, all-natural ingredients and functional benefits.

Expected Increases in Gross Margins, Fixed Cost Leverage and a Capital Efficient Sales and Marketing Strategy Should Allow Earnings to Grow Faster than Sales, Providing a Path to Profitability

While generating topline growth is of primary importance to Laird Superfood, we are also highly focused on growing earnings faster than net sales and achieving profitability within a reasonable period. Multiple aspects of Laird Superfood’s business lead us to believe there is substantial operating leverage that should allow us to achieve profitability. First, our gross margins should expand due to the efficient nature of manufacturing our powdered products, excess capacity in our manufacturing facilities and the ability to leverage fixed costs in our factory over higher volumes. Second, we believe that outside of incremental new expenses associated with being a public company, general and administrative expenses should grow slower than net sales. Finally, we do have modest fixed cost leverage on our sales and marketing spend, along with a history of disciplined and efficient customer acquisition strategies. Laird Superfood remains committed to a business model focused on not just topline growth, but on steady progress toward profitability.

Our Products

Our authentic and sustainably differentiated plant-based products become part of our customer’s “Daily Ritual”, providing energy and hydration throughout the day, presenting the opportunity to expand a portfolio of plant-based products. As part of our focus on sustainability and a better-for-you “Daily Ritual”, the product categories we have focused on to date are powdered and liquid coffee creamers, hydration and beverage enhancing supplements, and coffee, tea and hot chocolate products.

Our gross sales by product category are reflected below:

	Six months ended June 30,		Years ended December 31,
	2020		2019		2018
	$	% of Total	$	% of Total	$	% of Total
Coffee Creamers	$8,017,868	66.6%	$9,330,678	67.8%	$5,611,857	68.9%
Hydration and Beverage Enhancing Supplements	1,849,298	15.3%	2,022,269	14.7%	956,967	11.7%
Coffee, Tea, and Hot Chocolate Products	1,979,141	16.4%	1,930,434	14.0%	1,347,297	16.5%
Other	200,262	1.7%	471,097	3.4%	233,024	2.9%

Gross Sales	$12,046,569	100.0%	$13,754,478	100.0%	$8,149,145	100.0%

Liquid coffee creamers became available for sale in April 2020 and therefore did not represent any of our 2019 sales results. Liquid coffee creamers represented 2.6% of our gross sales during the first six months of 2020. Hydration and beverage enhancing supplements include sales of Hydrate coconut waters and our two supplement lines, Performance Mushrooms and Activate Daily Jumpstart. Coffee, tea, and hot chocolate products include ground and whole bean coffee, Hot

Chocolate with Functional Mushrooms, and our Instafuel line of just-add-water coffee and tea products. Other products include miscellaneous branded goods, such as coffee mugs, thermoses, t-shirts, and hats.

Coffee Creamers

Laird Superfood is disrupting the three-billion-dollar coffee creamer market with its cornerstone portfolio of Superfood Creamers. According to IRI, the coffee creamer category grew 6.0% in 2019, while Laird Superfood’s creamer business grew 66.3% in 2019.

In July 2015, we introduced the Original Laird Superfood Creamer and since that time have built on the success of that product, introducing several additional flavors. In April 2020, following the success of its powdered creamer franchise, Laird Superfood entered the liquid creamer market, expanding its total addressable market ten-fold to $3 billion. According to IRI, as of 2020 Liquid creamers represent 91% of the creamer market.

Laird Superfood sells eight SKUs of powdered coffee creamers and three SKUs of liquid coffee creamer. Sales of powdered coffee creamer represented 67.8% and 68.9% of our gross sales in 2019 and 2018, respectively, and 66.6% and 67.6% of our gross sales for the first six months of 2020 and 2019, respectively. We expect to continue expanding our Superfood Creamer platform going forward with additional flavors, nutritional profiles, and formulations based on consumer preferences and demand. Such products continue to grow rapidly while demonstrating attractive repeat usage and customer lifetime value characteristics.

The three main benefits and points of differentiation to consumers from our Superfood Creamer products are their taste, limited ingredient set, and their inclusion of plant-based fats. All creamers include Aquamin, a natural source of calcium and trace amounts of 72 other minerals, and all liquid creamers are differentiated by functional mushroom extracts in their ingredient set. Powdered creamers have the further appeal of shelf stability and on-the-go convenience.

The philosophy driving our pricing strategy is accessibility to consumers prioritizing less processed and sustainable foods. Our creamer products, powdered and liquid, are priced typically at $9.95 to $11.95 (for standard 8 ounce bags) and $4.95 to $5.95 (for a 16 ounce carton), respectively.

Powdered Coffee Creamers

Laird Superfood’s Superfood Creamer was originated in powdered form for convenience and sustainability. We have developed eight powdered SKUs: Original Superfood Creamer, Unsweetened Superfood Creamer, Cacao Superfood Creamer, Turmeric Superfood Creamer, seasonal Pumpkin Spice Superfood Creamer, seasonal Chocolate Mint Superfood Creamer, Vanilla Superfood Creamer, and Original Superfood Creamer with Functional Mushrooms. Our powdered coffee creamers have an 18 month shelf life.

Powdered coffee creamers have historically represented a smaller, lower-price-point segment of the coffee creamer market, but we believe our powdered Superfood Creamers are expanding that segment and competing for customers who historically have purchased liquid coffee creamers. Within the powdered coffee creamer space, the U.S. creamer market is led by Nestle, which currently maintains a majority market share with its Coffee-mate product. There is a fragmented market for performance and natural ingredient focused powdered coffee creamers, such as those made by Vital Proteins and Mud/Wtr, however we believe that we are the market leader in this subsegment.

Liquid Coffee Creamers

Our liquid coffee creamers were developed internally based on naturally sourced, delicious and functional ingredients as a new platform to deliver functional mushrooms and Aquamin in an appealing, plant-based creamer. Liquid creamers provide the added benefits of being on the premium perimeter refrigerated shelf space, as well as a lower price point per unit compared to our bags of powdered Superfood Creamer, with a suggested retail price of $4.95, which we believe is more accessible to customers new to our brand than our powdered products. Liquid coffee creamers became available for sale in April 2020 and therefore did not represent any of our 2019 sales results. Liquid coffee creamers represented 2.6% of our gross sales during the first six months of 2020.

We have developed three liquid SKUs, Original with Functional Mushrooms, Unsweetened with Functional Mushrooms and Vanilla with Functional Mushrooms. We anticipate launching our fourth liquid SKU, Turmeric, in the third quarter of 2020.

Hydration and Beverage Enhancing Supplements

Laird Superfood’s hydration/beverage enhancer portfolio includes our Hydrate coconut water products (five SKUs), our Activate Daily Jumpstart product (one SKU) as well as our Performance Mushroom supplement (one SKU). These products represented 14.7% of our gross sales in 2019 and 15.3% of our gross sales during the first six months of 2020.

The main benefits and points of differentiation to consumers from our Hydrate products are great taste; a limited number of ingredients that provides desired hydration enhancers, such as electrolytes and potassium, and additional attractive trace minerals from Aquamin; no artificial sugars, ingredients or colors that are prevalent in most competing sports drinks; the ability for customers to adjust serving size based on individual taste preference; and a lower-cost per serving than traditional single-use packaged sports drinks and coconut waters. Hydrate is also environmentally friendly due to its powdered form, avoiding single use plastics. Main benefits of our Beverage Enhancing supplements are a plant-based, less processed and recognizable ingredients set.

Hydrate

We currently produce five SKUs of our powdered coconut water, Hydrate platform, comprising Original Hydrate, Pineapple Mango Hydrate, Matcha Hydrate, Turmeric Hydrate, and Beet Hydrate.

In our Hydrate products, we focus on price per serving, emphasizing value in our products compared to single-use products. For example, our Original Hydrate has a suggested retail price of $14.95 for 19 recipe servings, less than a dollar per serving, which provides a strong value advantage when compared to single-use coconut waters which are frequently three to four dollars.

Beverage Enhancing Supplements

Our supplement line is currently two SKUs, Performance Mushrooms and Activate Daily Jumpstart. Our Performance Mushrooms are typically priced at $16.95 and Activate Daily Jumpstart at $17.95 for our online sales.

We are in the early stages of building out our supplements portfolio and will expand the breadth of both our Activate and Mushroom offerings over the course of the next several years.

Coffee, Tea, and Hot Chocolate Products

Instafuel and Hot Chocolate with Functional Mushrooms

Laird Superfood sells four SKUs of high quality instant beverage products, pre-mixed with its superfood creamer, in a just-add-hot-water line of Hot Chocolate with functional mushrooms and Instafuel products, Original Instafuel (coffee with Original Superfood Creamer), Unsweetened Instafuel (coffee with Unsweetened Superfood Creamer), and Matcha Instafuel (green tea and Original Superfood Creamer).

For Instafuel, our products are typically priced at $11.95 for an 8 ounce bag of Original Instafuel, and $19.95 for a 16 ounce bag.

We currently self-manufacture all our Instafuel products to maximize long-term margin and control quality. We have significant manufacturing capacity available to expand production to support higher revenues as demand for these products continues to grow in the coming years.

Whole Bean and Ground Coffee

Whole bean and ground coffee is not a focus for us. However, coffees offer an intuitive and complementary sale to individuals purchasing our creamers and we believe that our new organic coffee blended with functional mushrooms will serve as a category disruptor and point of differentiation in an otherwise stale segment. We currently sell nine whole and ground roasts. Ground and whole bean coffee products represented 5.2% of our gross sales in 2019 and 5.0% of our gross sales during the first six months of 2020. Our whole bean and ground coffees are typically priced at $11.95 for standard varieties, and $14.95 for decaffeinated varieties.

Our coffees are sourced from Peru, and are a hand-picked, high altitude, shade grown variety selected for their low acidity.

Our Customer Usage Patterns

Today, all Laird Superfood products are focused on providing nutrient dense and functional alternatives in multi-billion-dollar market categories, such as coffee creamers and sports drinks. Laird Superfood products are also designed to become part of an individual’s daily ritual, which drives repeat usage, provides a base of recurring revenues and grows customer lifetime value.

Although the majority of our business is currently conducted online, we expect that percentage will decrease over time due to our anticipated roll-out across physical retail channels, which we believe will drive disproportionate revenue growth. We have over thirty months of cohort data on all customers that have ordered through our direct website. We view this data as indicative of expected customer usage patterns across all channels on the basis of historic trend analysis.

During the six months ended June 30, 2020, repeat users represented 30% of our total orders on our direct website. This occurred even as we sought to expand our new customer base as fast as reasonably possible. Furthermore, during the six-months ended June 30, 2020, 31% of our net sales on our direct website came from our subscription program. These dynamics create meaningful recurring revenues. We believe this combination of repeat usage, order frequency and retention rates provide us with attractive returns on marketing spend and customer unit economics.

When combining our Lairdsuperfood.com and Amazon.com online channels, we achieved a three-year cash LTV/CAC ratio of 4.1x in 2018, 3.7x in 2019 and 3.5x in the first six months of 2020. Since inception, we have witnessed strong retention rates in our online business and have active customers across every single monthly cohort in our Lairdsuperfood.com business going back to November 2015. A defining characteristic of our users is that over time their retention rates rise. From inception through June 30, 2020, 30.9% of the consumers that try our products order a second time. Once customers are on their fifth order, our average retention rate is 75.5% and by their tenth order our average retention rate is 86.9%. The customers exhibiting these order patterns become our “power users” and they drive the recurring revenue nature of our portfolio of products.

Subscriptions also play an important role in driving retention rates for our direct online business and in 2019 and the first six months of 2020 subscriptions made up 32% and 31% of our direct online net sales, respectively. Since the start of our subscription program in May 2017 we have grown our subscriber base at a compound annual growth rate of 315% through December 31, 2019 and 297% through June 30, 2020. In addition to subscriptions, Lairdsuperfood.com has a high percentage of repeat users. In 2018 and 2019, 64% and 65% of the net sales at Lairdsuperfood.com came from either subscribers or repeat users, and in the first six months of 2020, 61% of the net sales at

Lairdsuperfood.com came from either subscribers or repeat users. This high percentage of repeat orders comes even as we have been rapidly growing our new customer base.

Distribution Channels

We generate revenue through three channels: online, wholesale, and food service. Our customers and distribution channels include our online business through our website, Lairdsuperfood.com, and Amazon.com (58.4% of 2019 net sales and 57.1% of net sales for the six months ended June 30, 2020), our wholesale sales to distributors and retailers in channels such as specialty, conventional grocery, mass market retail and drug retail (40.4% of 2019 net sales and 41.0% of net sales for the six months ended June 30, 2020), and food service customers (1.2% of 2019 net sales and 1.9% of net sales for the six months ended June 30, 2020).

Our net sales by distribution channel are reflected below:

	Sales, net for the six months ended June 30,
	2020		2019
	$	%	$	%
Online	$6,335,220	57.1%	$3,095,890	56.9%
Wholesale	4,551,047	41.0%	2,281,635	41.9%
Food Service	205,788	1.9%	67,782	1.2%

Total Sales, net	$11,092,055	100.0%	$5,445,307	100.0%

	Sales, net for the years ended December 31,
	2019		2018
	$	%	$	%
Online	$7,646,864	58.4%	$5,729,258	69.1%
Wholesale	5,295,024	40.4%	2,560,199	30.9%
Food Service	161,840	1.2%	1,625	0.0%

Total Sales, net	$13,103,728	100.0%	$8,291,082	100.0%

After initial success selling online via Lairdsuperfood.com and Amazon.com, we have developed a strong footprint at leading retailers across the United States, including CVS Pharmacy and Whole Foods Market and now have begun to penetrate the food service channel.

Online

Our online business consists of Lairdsuperfood.com and Amazon.com.

Lairdsuperfood.com sells all of our SKUs with the exception of our refrigerated liquid Superfood Creamers. Lairdsuperfood.com is a proprietary distribution channel that drives engagement and provides feedback for future product development and allows for online-only sales of trial products, prior to the investment necessary to launch in wholesale.

Content on our website allows Laird Superfood to educate consumers on the benefits of our products and ingredients, market and cross-sell new products. It also serves as the cornerstone of our subscription business which has shown consistent revenue growth since its inception in May 2017 and has increased its individual subscriber base at a compound annual growth rate of 315% through December 31, 2019 and 297% through June 30, 2020.

For sales through Amazon.com, we send products to Amazon, and Amazon fulfills orders placed through its online marketplace from its fulfillment centers. Amazon charges us fulfillment fees for this service and may charge storage fees for certain inventory. We sell a majority of our SKUs on

Amazon.com. Sales through Amazon.com accounted for 26.2% of our total sales in the first six months of 2020 and 30.1% of our total net sales in 2019.

Our net sales from our online business are reflected below:

	Sales, net for the six months ended June 30,
	2020	2019
Lairdsuperfood.com	$3,431,269	$1,455,831
Amazon	2,903,951	1,640,059

Total Sales, net	$6,335,220	$3,095,890

	Sales, net for the years ended December 31,
	2019	2018
Lairdsuperfood.com	$3,692,845	$3,200,694
Amazon	3,954,019	2,528,564

Total Sales, net	$7,646,864	$5,729,258

Wholesale

Our wholesale business addresses the $695 billion grocery industry, as well as many non-grocery retail channels. In 2019, wholesale made up 40.4% of our net sales, and in the first six months of 2020, wholesale made up 41.0% of our net sales. Laird Superfood products are sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, outdoor and drug stores.    We estimate our products are in over 5,500 retail door locations across the United States and we believe the long-term potential store base exceeds 20,000 retail locations in the United States. The diversity of our retail channel represents a strong competitive advantage for Laird Superfood and provides us with a larger total addressable market than would be considered normal for a food brand that is singularly focused on the grocery market. We have invested in a national sales team of industry veterans, as well as an internal salesforce and customer service team. We believe the sales personnel and support staff currently in place are sufficient to fully penetrate the US wholesale market.

Our wholesale net sales include sales into wholesale grocery distribution, such as United Natural Foods, Inc. and KeHE Distributors, distributing to clients such as Erewhon, Sprouts, and Safeway, as well as direct wholesale sales to retailers across diverse channels, such as Costco, HEB, Hyvee, Natural Grocers, CVS, Kroger and REI.

In 2019 and the first six months of 2020, the wholesale business represented $5.3 million and $4.6 million of net sales, or 40.4% and 41.0% of our net sales, respectively. Our largest wholesale customer in 2019 and during the six months ended June 30, 2020 was Costco which represented 11.4% and 22.1% of our total net sales, respectively. No other customer represented more than 10.0% of our total net sales in 2019 or the six months ended June 30, 2020.

According to SPINS, as of March 31, 2020, in the natural enhanced retailer channel, we have achieved an All Commodity Volume (ACV) of 42.5%, up from 15.2% from March 31, 2019. In the conventional grocery channel we estimate we have achieved less than                 % of All Commodity Volume (ACV) in the conventional grocery channel.

Food Service

Our food service business addresses a broad set of customers including, but not limited to, local and regional coffee shops, juice bars, corporate offices, hotels, restaurants, college campuses, professional sports teams and gyms. In 2019 and the first six months of 2020, food service was 1.2% and 1.9% of our net sales, respectively. Though currently a small percentage of net sales, we believe the market opportunity for our food service business is very large, providing us with the ability to further diversify our customer base and increase our TAM.

To strongly differentiate our food service offerings, Laird Superfood has worked with Bunn, one of the largest coffee capital equipment manufacturers in the United States, to create the Laird Superfood Crescendo®, a plant-based latte machine that is a convenient solution for a variety of office, gym, restaurant, and other food service environments. The average cash-on-cash pay-back period for food service customers that purchase a Crescendo® for retail use with our products is less than twelve months. Since the Laird Superfood Crescendo® was debuted in March 2019, we have built an installed base of 34 units as of June 30, 2020.

In addition to our Crescendo® machines, our machines platform also includes our other hot beverage machine (HBM), offering a convenient solution for office, food service, and coffee shop environments. As of June 30, 2020, 39 HBMs were operating as an installed base, with average sales per installed HBM per month of Superfood Creamers and coffee of $134. Our HBM business is currently a small part of our business, but we believe it has potential to become meaningful given strong usage dynamics and return on capital for our business clients in delivering our Laird Superfood creamers and coffee products to end users. As of June 30, 2020, last six-month net sales to food service customers was 1.9% of net sales, and our machine platform represented 0.4% during the same period.

Competition

Fundamentally, we do not believe our competition is our peer better-for-you, less processed creamer companies. We view our competition as the legacy products which are refined-sugar laden, highly processed, and have undecipherable ingredient lists. We believe consumers want more transparency and understanding of what they are putting in their bodies, and are seeking less-processed alternatives, and our competitive edge is in driving those trends into conventional market share through a trusted, authentic brand platform.

We compete in the following markets, based on how we categorize our core products:

Coffee Creamers

Our creamer products primarily compete within the $3.0 billion domestic coffee creamer market that, according to IRI, grew 6.0% in 2019. Competitors in the U.S. creamer market include: Nestle, with its Coffee-mate and Natural Bliss product lines; Danone, an affiliate of one of our investors, with brands such as International Delight and Silk; and private-label brands including Treehouse Foods. Other competitors include Califia Farms, Green Grass Foods, Kitu, Dunkin Donuts, Fairlife and Starbucks.

We believe our creamers are differentiated from competing products due to their superior taste profile, a limited ingredient set, and a differentiated energy profile due to the inclusion of plant-based fats. In addition to being coffee additives, our powdered creamers are used by consumers in a variety of different applications, such as smoothies and baked goods.

Hydration and Beverage Enhancing Supplements

Our Hydrate platform primarily competes against hydration enhancing sports drinks. The two dominant competitors in the $6.6 billion sports drink market are Gatorade, owned by PepsiCo, and PowerAde, owned by The Coca-Cola Company. According to bevindustry.com, these two brands are estimated to control over 85% of the domestic sports drink market, with Gatorade’s annual revenues estimated to be approximately $5 billion and PowerAde’s annual sales estimated to be $1.0 billion in 2020. Smaller competitors include Body Armor, All Sport and Nuun.

Hydrate also competes within the $2.3 billion coconut water market (360 Research Reports), which is highly fragmented relative to the sports drink market. Among others, competitors include Vita Coco, Zico (Coca-Cola), Harmless Harvest and Goya, all of which seek to provide alternative hydration solutions to plain water and traditional sports drinks.

We believe that our Hydrate platform is differentiated from competing products due to a very limited ingredient set that contains none of the artificial sugars, ingredients or colors that are prevalent in most competing sports drinks. Due to its convenient powdered form, Hydrate also allows customers to adjust serving size based on individual taste preference, has a lower cost per serving than traditional sports drinks or coconut waters and is environmentally friendly due to its powdered form and elimination of single-use plastics.

Activate and Performance Mushroom Supplements

Our Activate Daily Jumpstart line competes in the powdered juice supplement segment, which is highly fragmented. Activate Daily Jumpstart competes largely as an alternative to single-serve cold-pressed juices which frequently focus on the similar ingredients (lemon cayenne mixes), and certain other powdered beverages.

Our Performance Mushroom supplement competes in the natural supplement market, which is highly fragmented with several peer companies such as Four Sigmatic, which makes various functional-mushroom focused food and supplement products, and Mud\Wtr a functional mushroom focused coffee alternative, each of which contribute to growing awareness across the consumer marketplace of the potential benefits of mushroom supplement.

Instafuel and Hot Chocolate with Functional Mushrooms

Instafuel instant beverage products and our Hot Chocolate with Functional Mushrooms, compete with other just-add-hot-water lines of instant coffee products and hot chocolate. The national hot chocolate market is $945 million in the United States according to IBISWorld, primarily major CPG brands such as Swiss Miss, Nestle, and Ghirardelli. Due to being made with coconut sugar rather than refined sugars and inclusion of functional mushrooms, we believe our hot chocolate product to be highly differentiated from legacy hot chocolate brands.

The instant coffee market is $810 million in the United States according to National Coffee Association USA, primarily major CPG brands such as Folgers, Nescafe, and Starbucks Via. Due to being pre-mixed with our powdered Superfood Creamer, we believe Instafuel to be highly differentiated from legacy instant coffee brands.

Whole Bean and Ground Coffee

According to the Specialty Coffee Association of America, the retail value of the U.S. coffee market is estimated to be $89 billion as of May 2020. Although our coffee products represent a smaller portion of our overall business than the products described above, we believe that our line of high quality Peruvian organic roasts have the ability to compete effectively against the major coffee brands through their natural synergies for many buyers of our creamer products, and convenience of combined ordering on our online platform.

Supply Chain

Laird Superfood sources its raw materials from a variety of suppliers located both inside and outside the United States. Raw materials are shipped to our production facility in Sisters, Oregon where they are stored in our warehouse and production facility. For products we self-manufacture, these raw materials are then mixed and packaged into finished goods. Finished goods are then warehoused and shipped out of Sisters to both retail and wholesale customers, as well as distributors across the country. A minority of our products are manufactured and packaged offsite. The finished goods are then shipped by our co-packers to our warehouse in Sisters where we then ship them to end-customers.

Laird Superfood has a supplier code of conduct for the ethical sourcing of raw materials from within and outside the United States, which it provides to suppliers as part of its supplier-onboarding process.

Regulation

We are subject to a wide range of governmental regulations and policies. We are required to comply with the regulations and policies promulgated by the Environmental Protection Agency (the “EPA”) and corresponding state agencies, as well as the United States Department of Agriculture (the “USDA”), the Food and Drug Administration (the “FDA”), the Federal Trade Commission (the “FTC”) and the Occupational Safety and Health Administration (“OSHA”). In addition, the Federal Communications Commission (the “FCC”), monitors claims made by companies, particularly with celebrity spokespeople.

USDA National Organic Program and Similar Regulations

We are involved in the sourcing, manufacturing, supplying, processing, marketing, selling and distribution of organic food products and, as such, are subject to certain organic quality assurance standards. The Organic Foods Production Act mandates that the USDA develop national standards for organically produced agricultural products to assure consumers that those products marketed as organic meet consistent, uniform standards. The Organic Foods Production Act established the National Organic Program, a marketing program housed within the Agricultural Marketing Service of the USDA.

The USDA’s regulations, among other things, set forth the minimum standards producers must meet, and have reviewed by an accredited USDA-certifying agent, in order to label their products “100% organic,” “organic,” or “made with organic ingredients” and display the USDA organic seal. The regulations impose strict standards on the production of organic food products and limit the use of non-organic or synthetic materials in the production of organic foods. Generally, organic food products are produced using:

•	agricultural management practices intended to promote and enhance ecosystem health;

•	no genetically engineered crops, sewage sludge, long-lasting pesticides, herbicides or fungicides; and

•	food processing practices intended to protect the integrity of the organic product and disallow irradiation, genetically modified organisms or synthetic preservatives.

After becoming certified, organic operations must retain records concerning the production, harvesting, and handling of agricultural products that are to be sold as organic for a period of five years. Any organic operation found to be in violation of the USDA organic regulations is subject to enforcement actions, which can include financial penalties or suspension or revocation of their organic certificate.

Additionally, our organic products may be subject to various state regulations. Many states have adopted their own organic programs making the state agency responsible for enforcing USDA regulations for organic operations. However, state organic programs may also add more restrictive requirements due to specific environmental conditions or the necessity of production and handling practices in the state.

We currently manufacture and distribute a number of organic products that are subject to the standards set forth in the Organic Foods Production Act and the regulations adopted thereunder by the U.S. Department of Agriculture’s (USDA’s) National Organic Program (NOP). Our organic products are certified organic by a USDA-accredited certifying agent, and we believe that we are in material compliance with the organic regulations applicable to our business.

Food-Related Regulations

As a manufacturer and distributor of food products, we are also subject to a number of federal, state and local food-related regulations, including, but not limited to, the Federal Food, Drug and Cosmetic Act of 1938 (the “FDCA”) and regulations promulgated thereunder by the FDA. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging and safety of food in the U.S. The FDA:

•	regulates manufacturing practices for foods through its current good manufacturing practices and regulations affecting food manufacturing;

•	regulates ingredient safety; and

•	prescribes the format and content of certain information required to appear on food product labels.

Some of the key food safety and food labeling regulations in the U.S. are discussed in the following sections.

Food Safety Regulations

The FDA Food Safety Modernization Act (“FSMA”) enables the FDA to better protect public health by strengthening the food safety system. The law provides the FDA with new enforcement authorities and tools designed to achieve higher rates of compliance with prevention- and risk-based food safety standards and to better respond to and contain problems when they do occur.

The FDA has now finalized its rules necessary to implement FSMA including: (1) Preventive Controls for Human Food, (2) Preventive Controls for Food for Animals, (3) Standards for the Growing, Harvesting, Packing, and Holding of Produce for Human Consumption, (4) Foreign Supplier Verification Programs for Importers of Food for Humans and Animals, (5) Sanitary Transportation of Human and Animal Food, (6) Mitigation Strategies to Protect Food Against Intentional Adulteration, and (7) Accredited Third-Party Certification. Most of these rules have gone into effect. For others, including the Foreign Supplier Verification Program requirements, we face tiered compliance dates that depend on the size of our Company and the size of the company from which we are sourcing the imported ingredient. The intentional adulteration rule goes into effect July 27, 2020 for what FDA considers small businesses, with fewer than 500 employees, such as the Company.

a. Hazard Analysis and Risk-Based Preventive Controls

Many of the rules, particularly those relating to good manufacturing practices and preventive controls relating to food for human consumption, sanitary transport, and foreign supplier verification and import safety, apply to us as we manufacture, process, pack, hold and transport food for human consumption. We also work with foreign suppliers who provide us with raw materials. We have developed a food safety plan that we believe complies with our obligations under the FDA preventive controls requirements. Under that rule, covered facilities must establish and implement a written food safety system that includes an analysis of hazards and risk-based preventive controls. The hazard analysis must consider known or reasonably foreseeable biological, chemical, and physical hazards. The preventive control measures are required to ensure that hazards requiring a preventive control will be minimized or prevented. They include process, food allergen, and sanitation controls, as well as supply chain controls and a recall plan. In addition to establishing preventive controls, we must continuously ensure that the controls are effective through monitoring and verification activities. If a control fails, prompt corrective actions must be taken to identify a problem with preventive control implementation, to reduce the likelihood the problem will recur, evaluate affected food for safety, and prevent it from entering commerce. All corrective actions must be documented in writing.

The final rule mandates that a manufacturing facility have a risk-based supply chain program for those raw materials and other ingredients that have an identified hazard requiring a supply chain applied control. Accordingly, we are responsible for ensuring that foods are received only from approved suppliers, or on a temporary basis from unapproved suppliers whose materials are subject to verification activities before being accepted for use.

The final rule updated and clarified current good manufacturing practices (“CGMPs”). Management is required to ensure that all employees who manufacture, process, pack or hold food are qualified and properly educated to perform their assigned duties. We have developed regulatory compliance programs to ensure we are in compliance with the applicable rules, and we continue to monitor FDA’s ongoing efforts to develop guidance for industry clarifying FDA’s expectations under the rule.

We believe that we are in material compliance with the current regulations promulgated to implement FSMA that are applicable to our business. We are continuing to develop internal compliance policies and practices for those rules that have future compliance dates in order to ensure compliance by the required deadlines.

b. Foreign Supplier Verification Program

The FDA’s Foreign Supplier Verification Program requires that the United States owner or consignee of imported food take steps to verify that the foreign supplier of imported food is manufacturing the food in accordance with FDA requirements, that the importer understand what hazards the foreign supplier is controlling and how those hazards are controlled, and that this oversight program is documented. The regulation is being implemented using a tiered series of compliance dates based on the size of the U.S. importer and the foreign supplier. We have developed a program that we believe is in compliance with this regulation and are monitoring its ongoing implementation.

c. Sanitary Transportation Rule

FDA’s regulations governing the Sanitary Transportation of Food for Humans and Animals requires that the parties involved in shipping food take steps to ensure that food is not contaminated or otherwise rendered unsafe during transportation. Steps include ensuring the conveyance is clean and that refrigerated foods are maintained in a refrigerated state. Fully packaged foods that do not require temperature control for safety, such as the foods that we currently produce, are generally exempt from these requirements. These requirements could become applicable to us, however, if we were to change our product line.

d. Bioterrorism Act

In addition, we are subject to the Public Health Security and Bioterrorism Preparedness and Response Act of 2002 (the “Bioterrorism Act”) and regulations issued thereunder. The Bioterrorism Act authorizes the FDA to take the regulatory action necessary to protect the nation’s food supply against the threat of intentional or accidental contamination. The major components of the Bioterrorism Act include registration of food facilities with the FDA; prior notice of virtually all imported food shipments under FDA authority; recordkeeping requirements for food facilities; FDA authority to administratively detain food; FDA authority to institute debarment of food importers for various violations related to food importation; and creation of a clear way to re-import previously refused foods if certain criteria are met.

e. Other Requirements

Lastly, we are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.

Food Labeling Regulations

The Company is subject to certain requirements relating to food labeling under the FDCA and corresponding FDA regulations as well as the Fair Packaging and Labeling Act enacted in 1967 and corresponding FTC regulations. Although the FTC and FDA share jurisdiction over claims made by manufacturers of food products (with the USDA also having jurisdiction over “organic” claims), the FDA retains primary jurisdiction over the labeling of food products whereas the FTC regulates advertising.

The FDA and FTC require that all food products be labeled to disclose the net contents, the identity of commodity, nutrition information, and the name and place of business of the product’s manufacturer, packer, or distributor. Both agencies also require that any claim on the product be truthful and not misleading.

The FDA is in the process of updating its nutrition labeling rules, which in their current form date back to 1993. The updated nutrition labeling rules require manufacturers to, among other things:

•

increase the type size for “calories,” “servings per container,” and the “serving size” declaration, and bolding the number of calories and the “serving size” declaration to highlight this information;

•	declare the actual amount, in addition to percent Daily Value, of vitamin D, calcium, iron and potassium;

•	include “added sugars,” in grams and as percent Daily Value on the label; and

•	display serving sizes on labels based on amounts of foods and beverages that people are actually eating, not what they should be eating.

Manufacturers with $10 million or more in annual food sales must use the new labels by January 1, 2020; all other food manufacturers will have until January 1, 2021 to comply. We believe that we will be in material compliance with these new food labeling regulations where applicable to our business by the compliance date.

FDA also has detailed regulations and requirements governing various types of claims about products’ nutritional value and wellness benefits, such as a nutrient content claims, health claims, and structure-function claims. Claims falling under these regulations must be phrased in specific ways to avoid misbranding the food. We believe we are in compliance with applicable FDA claims regulations.

Other state and local statutes and regulations may impose additional food labeling requirements. For instance, the California Safe Drinking Water and Toxic Enforcement Act of 1986 (commonly known as Proposition 65) requires, with a few exceptions, that a specific warning appear on any consumer product sold in California that contains a substance, above certain levels, listed by that state as having been found to cause cancer or birth defects. This law exposes all food and beverage producers to the possibility of having to provide warnings on their products.

FDA Generally Recognized as Safe Regulations

Food ingredients can be classified into four groups including: food additives; color additives; prior sanctioned substances; and Generally Recognized as Safe (“GRAS”) substances. In particular, a food additive is a substance, “the intended use of which results or may reasonably be expected to result, directly or indirectly, either in their becoming a component of food or otherwise affecting the characteristics of food.” Food additives require premarket approval under the 1958 Food Additive Amendments to the FDCA as administered by FDA. However, in enacting those amendments, Congress recognized that many substances intentionally used in a manner whereby they are added to food would not require a formal premarket review by FDA to assure their safety, either because their safety had been established by a long history of use in food or by virtue of the nature of the substances, their customary or projected conditions of use, and the information generally available to scientists about the substances. Congress thus excluded from the definition of “food additive” substances that are generally recognized, among qualified experts, as having been adequately shown through scientific procedures to be safe under the conditions of their intended use, or GRAS.

Companies may establish GRAS status through “self-affirmation” whereby the producer determines on its own that the ingredient is GRAS, normally with the assistance of a panel of qualified experts. The producer may also voluntarily submit a “GRAS Notification” to the FDA that includes the products description, conditions of use, and the basis for GRAS determination, among other information. The FDA response to a GRAS notice, typically issued within 180 days, is not an approval and the product may be marketed while the FDA is reviewing the information.

A food ingredient is eligible for GRAS classification based on the “views of experts qualified by scientific training and experience to evaluate the safety” of the product. The expert’s views are either based on scientific procedures or through experience based on common use of the material prior to 1958. If based on scientific procedures, they must use the same quantity and quality of scientific evidence as would be required for the FDA to issue a premarket approval of the sale of a food additive. If a food ingredient is not entitled to GRAS status, premarket approval must be sought through the filing of a Food Additive Petition.

A number of our products are being marketed pursuant to GRAS self-affirmation. However, such status cannot be determined until actual formulations and uses are finalized. Thereafter, we decide whether self-affirmation procedures and a GRAS notification will be appropriate. For those components that do not qualify for GRAS, we may be required to file a Food Additive Petition. If a petition is required, we may elect to sell or license our rights to manufacture, market and distribute the component to another party.

Environmental Regulations

We are also subject to various U.S. federal, state and local environmental regulations. Some of the key environmental regulations in the U.S. include, but are not limited to, the following:

•	air quality regulations – air quality is regulated by the EPA and certain city/state air pollution control groups. Emission reports are filed annually.

•

waste treatment/disposal regulations – solid waste is either disposed of by a third-party or, in some cases, we have a permit to haul and apply the sludge to land. Agreements exist with local city sewer districts to treat waste at specified levels of Biological Oxygen Demand (“BOD”), Total Suspended Solids (“TSS”) and other constituents. This can require weekly/monthly reporting as well as annual inspection.

•	sewer regulations – we have agreements with the local city sewer districts to treat waste at specified limits of BOD and TSS. This requires weekly/monthly reporting as well as annual inspection.

•	hazardous chemicals regulations – various reports are filed with local city/state emergency response agencies to identify potential hazardous chemicals being used in our facilities.

•	storm water – all facilities are inspected annually and must comply with an approved storm water plan to protect water supplies.

Consumer Protection Regulations

The FTC has the authority to regulate traditional and digital advertising for most types of consumer products, including our product offerings. The FTC has interpreted the Federal Trade Commission Act (the “FTC Act”) to prohibit unfair or deceptive acts or practices in commerce and oversees express and implied claims in advertising as well as certain promotional activities such as the use of social media influencers by advertising companies.

The FTC revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Guides”), which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act’s prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as “results not typical,” the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that “material connections” between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed.

To the extent we may rely on endorsements or testimonials, we will review any relevant relationships for compliance with the Guides and we will otherwise endeavor to follow legal standards applicable to advertising. Our marketing, advertising, and promotional activities for our consumer products must adhere to the FTC Act’s requirement for truthful, non-misleading and adequately substantiated claims. If our advertising does not comply with FTC and similar State requirements, we could become subject to an investigation by FTC or a consent decree, which could have a material adverse impact on our business and reputation.

Employee Safety Regulations

We are subject to certain safety regulations, including OSHA regulations. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations applicable to our business.

Intellectual Property

We have the right to the following trademarks: Laird Superfood, Superfood Creamer and Instafuel in the United States, and Laird Superfood in several international jurisdictions, including the European Union.

Employees

As of June 30, 2020, we had 115 full-time employees and no part-time employees. None of these employees are represented by labor unions or covered by collective bargaining agreements. We believe that our employee relations are good.

Facilities

We currently lease approximately 6,888 square feet of commercial space for manufacturing, distribution and related office use in one building, and a second lease provides us approximately 13,600 square feet of further commercial space for manufacturing, distribution and related office use.

We believe that our existing facilities, our facilities under construction and other available properties will be sufficient for our needs for the foreseeable future.

Legal Proceedings

From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers:
Paul Hodge Jr.	47	Co-Founder, President, Chief Executive Officer and Director
Laird Hamilton	56	Co-Founder, Chief Innovator and Director
Valerie Ells	35	Chief Financial Officer
Luan Pham	49	Chief Marketing and Revenue Officer
Jamie Eichman	42	Chief Operating Officer
Andrew McCormick	35	General Counsel and Secretary
Non-Employee Directors and Director Nominees:
Thomas Wetherald	49	Chairman of the Board, Director
Gregory B. Graves	60	Director
Geoffrey T. Barker		Director Nominee
Maile Clark		Director Nominee
Jim Buechler		Director Nominee

Set forth below is a brief biography of our executive officers, directors and director nominees.

Paul Hodge Jr. – Co-Founder, President, Chief Executive Officer and Director

Mr. Hodge co-founded Laird Superfood and has served as our President and Chief Executive Officer and member of our Board of Directors since its founding in 2015. Prior to founding the Company, in 2012, Mr. Hodge founded GolfBoard Inc. In 2014, Mr. Hodge founded GB Leasing, a leasing company designed to lease fleets of GolfBoards. From 2007 to 2011, Mr. Hodge was Chief Executive Officer and founder of Solar Nation, Inc., a fully vertically integrated engineer, procure and construct company which developed, engineered, constructed and financed commercial and utility scale solar systems. Solar Nation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in February 2013. The Company has determined that Mr. Hodge’s business experience and management background make him a qualified member of our management group and board of directors.

Laird Hamilton – Co-Founder, Chief Innovator and Director

Mr. Hamilton co-founded Laird Superfood and has served as a member of our Board of Directors since its founding in 2015. Mr. Hamilton is an American athlete best known for his accomplishments in big wave surfing. Over the past 25 years, Mr. Hamilton has also been hailed as an innovator in several crossover board sports, including tow-in surfing, stand-up paddle boarding and hydrofoil boarding. For the past decade Mr. Hamilton has been focused on bringing his expertise and passion for fitness and nutrition to the masses. He has accomplished this by creating and co-founding several businesses focused on this mission. Most notably, in June 2015, Mr. Hamilton co-founded Laird Superfood, Inc. to focus on introducing his nutritional ideas to the broader public. Mr. Hamilton also co-created XPT Extreme Performance Training, a performance lifestyle brand, the following year to focus on his philosophies in exercise and lifestyle. The Company has determined that Mr. Hamilton’s role as a co-founder of the Company and his involvement in the development of the Company’s products and direction make him a qualified member of our board of directors.

Valerie Ells – Chief Financial Officer

Ms. Ells joined Laird Superfood in April 2018 as our Controller before serving as our CFO since April 2019. Prior to joining us, Ms. Ells was a Financial Planning and Analysis Senior Accounting Manager and Interim Chief Accounting Officer for First Interstate Bank (NASDAQ: FIBK) where she revamped the firm’s internal financial planning and analysis processes as well as external reporting processes for the SEC and other regulatory agencies from 2017 to 2018. From 2015 to 2017, Ms. Ells served as Controller of the Bank of the Cascades (NASDAQ: CACB) and as Assistant Controller from 2013 to 2015, where she was heavily involved in M&A due diligence and SEC reporting. From 2010 to 2013, she was the Assistant Controller for Omeros Corporation, a then newly public biotech firm, where she designed and implemented a Sarbanes-Oxley Act compliant internal control environment, and from 2007 to 2010, she worked as an auditor with KPMG, LLP, focusing on clients within the manufacturing industry. Ms. Ells received her B.A. and Master’s of Accountancy from Gonzaga University before becoming a licensed CPA in the State of Oregon.

Luan Pham – Chief Marketing and Revenue Officer

Mr. Pham has served as our Chief Marketing and Revenue Officer since July 2017. Prior to joining us, Mr. Pham was Head of Marketing at Condé Nast Media from 2012 through 2017 where he worked with iconic brands such as Golf Digest, GQ, Wired, and Pitchfork. Mr. Pham also served as Senior Director of Marketing, Golf and Tennis for Polo Ralph Lauren from 2010 to through 2011. Prior to relocating to the East Coast, Mr. Pham was Director of Marketing for Condé Nast, Golf Digest—West Coast from 2007 through 2010 and as Creative Director, Sales Development Director and Marketing Services Director for Kiplinger Washington Editors from 1997 through 2007. Mr. Pham has a Bachelor’s in Communication, Emphasis in Advertising, from California State University, Fullerton.

Jamie Eichman – Chief Operating Officer

Ms. Eichman joined our company in October 2018 after serving as a professional consultant with her consulting firm Solstice Consulting LLC to implement a formalized and streamlined project management process at Laird Superfood. Previously, Ms. Eichman spent 15 years in risk and project management in the financial services industry serving in numerous roles including Chief Compliance Officer at First Interstate Bank (NASDAQ: FIBK) from 2017 to 2018, SVP Director of Internal Audit at Bank of the Cascades (NASDAQ: CACB) from 2014 to 2017, AVP, Operational Risk and SOX Officer from 2013 to 2014, and Senior Internal Auditor at Bank of the Cascades from 2008 to 2013. Ms. Eichman holds a Bachelor’s in Environmental Science from Oregon State University as well as the professional certifications of Certified Internal Auditor, Certified Financial Services Auditor.

Andrew McCormick – General Counsel and Secretary

Mr. McCormick has served as our General Counsel and Secretary since February 2019. Prior to joining us, Mr. McCormick was a Senior Associate at the Denver office of Hogan Lovells US LLP, where he advised clients, including Laird Superfood, on capital markets and M&A matters from 2014 to 2019. From 2011 to 2013 Mr. McCormick was an associate at Latham & Watkins (London), LLP, where he advised issuers and investment banks in global capital markets transactions. Mr. McCormick holds a BA with distinction from Hendrix College in Conway, Arkansas, a JD from Columbia University in New York, and an LLM from the London School of Economics in the UK.

Non-Employee Directors

Thomas Wetherald – Chairman of the Board, Director

Mr. Wetherald has served as a member of our Board of Directors since 2017 and as Chairman of the Board of Directors since June 30, 2019. Mr. Wetherald was the Company’s Chief Financial Officer

from January 1, 2018 until April 14, 2019, and Co-CFO from April 15, 2019 until June 30, 2019. Prior to joining us, Mr. Wetherald operated as an independent money manager. Mr. Wetherald was also an Equity Analyst, from 2002 to 2005, and Small-Cap Growth Portfolio Manager, from 2005 to 2015, at Massachusetts Financial Services from 2002 through 2015. Prior to joining Massachusetts Financial Services, Mr. Wetherald worked as Research Assistant, Associate and Equity Analyst at Manning & Napier from 1995 through 2002 and at Chase Manhattan Bank from 1993 through 1995. Mr. Wetherald graduated from St. Lawrence University in 1993. The Company has determined that Mr. Wetherald’s investment and finance background make him a qualified member of our board of directors.

Gregory B. Graves – Director

Mr. Graves has served as a member of our Board of Directors since 2018. He has served as Chief Financial Officer of Entegris, Inc. since April 2007. From September 2002 to April 2007, he served as Senior Vice President, Strategic Planning & Business Development. Prior to joining Entegris in September 2002, Mr. Graves held positions in investment banking and corporate development, including at Piper Jaffray, RBC (Dain Rauscher) and The Pillsbury Company. From May 2017 to June 2019, Mr. Graves served as a director and Chairman of the Audit Committee of Plug Power Inc. (energy solutions provider). Mr. Graves has served on the Board of Directors of the Minneapolis Heart Institute Foundation since May 2016 and been Chairman of the Audit and Finance Committee since April 2019. Mr. Graves holds a B.A. and Master’s in Accounting and Taxation from the University of Alabama and an M.B.A. from the University of Virginia. The Company has determined that Mr. Graves finance background make him a qualified member of our board of directors and audit committee.

Geoffrey T. Barker – Director Nominee

Mr. Barker will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Barker has been a member of the Board of Directors of Smartsheet, Inc. (NYSE: SMAR), since 2012, and its Chair since 2016. Mr. Barker cofounded RPX Corporation, a provider of patent risk management solutions, and from 2008 to July 2016, Mr. Barker served in several positions including as Director, Chief Operating Officer, and Co-CEO. Mr. Barker has co-founded several businesses, including Vigilos, Inc., an enterprise security solutions provider, and the Cobalt Group, an online marketing services company. In addition to Smartsheet, Mr. Barker currently serves on the board of directors of a number of private companies. Mr. Barker holds a B.A. in Economics from Tufts University and an M.B.A. from Columbia University. We believe that Mr. Barker’s entrepreneurial, operating, and financial experience qualify him to serve on our board of directors.

Maile Clark – Director Nominee

Maile Naylor, nee Clark (Maile Clark) will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Clark has been a member of the Board of Directors of BJ’s Wholesale Club (NYSE: BJ) since 2019. Ms. Clark spent twenty-five years working in the investment management industry analyzing and evaluating global consumer discretionary companies. She previously worked as an Investment Officer at MFS Investment Management, a global asset management company, from September 2005 until her retirement from the investment management industry in April 2018. Prior to that, Ms. Clark also held positions at Scudder Kemper Investments and Wellington Management, each investment management firms. Ms. Clark currently is a member of the Boston Ballet Board of Overseers. She holds a bachelor’s degree in Finance from Boston University and is a CFA charter holder. We believe that Ms. Clark’s experience in the investment management industry qualifies her to serve on the Board of Directors.

Jim Buechler – Director Nominee

Mr. Buechler will serve as a director upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Buechler is currently President & CEO of the Buechler Foundation. From October 2016 to March 2019, Mr. Buechler was President & CEO of Cutwater Spirits and Chairman of the Board. Cutwater Spirits, one of the most award-winning distilleries in the world, was sold to Anheuser-Busch in March 2019. Prior to Cutwater Spirits, Mr. Buechler served as Ballast Point Brewing & Spirits’ President and CEO. A top-ten craft brewery, Ballast Point was one of the most award winning and fastest growing craft breweries in the country. In 2016, Mr. Buechler was recognized as the Corporate Directors Forum 2016 Director of the Year for Companies in Transition and was recognized by Our City San Diego as one of San Diego’s Most Influential Business Leaders. He served as Ballast Point President and General Manager and President from January 2012 to June 2015 and as Secretary from January 2012 to October 2013. Mr. Buechler served as a director from January 2012 and Chairman of the Board from June 2015 through December 2015. Prior to joining Ballast Point, Mr. Buechler served as President and CEO of The Lessons Company, an internet company focused on managing the relationships between students and instructors, from 2007 to 2011. Additionally, Mr. Buechler has nearly twenty years of experience working in the wireless telecommunications industry, including as President of Sempra Broadband, a company focused on providing utility smart grid services and retail broadband, from 2005 to 2007, and in several Vice President positions at AirTouch Cellular from 1997 to 2000. Mr. Buechler also has experience in the commercial real estate industry, including serving in executive positions with American Property Management Corporation from 2004-2005 and CityLink Investment Corporation from 2002-2004. Mr. Buechler received a B.S. from San Diego State University summa cum laude and an M.B.A. with distinction from Harvard Business School. We believe that Mr. Buechler’s entrepreneurial, operating, and financial experience qualify him to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of four members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of the offering, respectively, our board of directors will be elected annually to a one-year term.

The authorized size of our board of directors is currently four members and, effective as of the day immediately prior to the closing of the offering, will be increased to eight members. The authorized number of directors may be changed only by resolution of our board of directors.

Director Independence

Our board of directors has determined that                  current members qualify as “independent” in accordance with the NYSE American listing standards. We intend to identify and appoint      additional independent directors prior to consummation of the offering.

There are no family relationships among any of our directors or executive officers.

Board Committees

Immediately prior to the closing of the offering, our board of directors will establish a new audit committee, compensation committee and a nominating and corporate governance committee. The following is a brief description of those committees.

The Audit Committee

Upon the consummation of this offering, our audit committee will consist of                 ,                  and                 , with                  serving as the chairperson of the committee. Each member of the audit committee satisfies the NYSE American independence requirements.

Our board of directors has determined that                  is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE American.

Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of                 ,                  and                  are independent under the applicable rules of the SEC and the NYSE American.

The audit committee’s primary responsibilities will be to assist the board of directors in overseeing:

•	the Company’s accounting and financial reporting processes and internal controls as well as the audit and integrity of the Company’s financial statements;

•	the qualifications, independence and performance of the Company’s independent registered public accounting firm;

•	the Company’s compliance with applicable law, including U.S. federal securities laws and other legal and regulatory requirements;

•	the performance of the Company’s internal audit function; and

•	the Company’s overall risk exposure and management.

We expect that both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NYSE American rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The Compensation Committee

Upon the consummation of this offering, our compensation committee will consist of                 ,                  and                 , with                  serving as the chairperson of the committee. Each member of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the NYSE American independence requirements. The compensation committee will assist the board of directors in setting the compensation of our directors and executive officers and administering and implementing our incentive compensation plans and equity-based plans. The compensation committee’s duties and responsibilities will include:

•	providing oversight of the compensation of our Chief Executive Officer and other executive officers;

•	administering our equity compensation plans and granting equity awards pursuant to such plans or outside of such plans; and

•	providing oversight of the Company’s compensation policies and plans and benefits programs and overall compensation philosophy.

Under our compensation committee charter, the compensation committee will have the authority to retain compensation consultants. The compensation committee also will have the authority to obtain advice and assistance from our executives, internal or external legal, accounting or other advisors as it determines necessary to carry out its duties.

The compensation committee may delegate its authority to determine the amount and form of compensation paid to our non-executive employees and consultants to officers and other appropriate supervisory personnel. It may also delegate its authority (other than its authority to determine the compensation of our Chief Executive Officer) to a subcommittee of the compensation committee. Finally, to the extent permitted by applicable law, the compensation committee may delegate to one or more officers of the Company (or other appropriate personnel) the authority to recommend stock options and other stock awards for employees who are not executive officers or members of our board of directors.

The Nominating and Corporate Governance Committee

Upon the consummation of this offering, our nominating and corporate governance committee will consist of                 ,                  and                 , with                  serving as the chairperson of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the NYSE American relating to nominating and corporate governance committee independence. The nominating and corporate governance committee’s duties and responsibilities will include:

•

assisting the board of directors in identifying individuals who are qualified to become members of the board and selecting, or recommending to the board that the board select, specified individuals as director nominees;

•	developing and maintaining corporate governance policies applicable to the Company; and

•	overseeing evaluations of the board.

The nominating and corporate governance committee will identify director candidates based on input provided by a number of sources, including members of the committee, other directors, our shareholders, members of management and third parties. The nominating and corporate governance committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates.

As part of the identification process, the nominating and corporate governance committee will also take into account each candidate’s business and professional skills, experience serving in management or on the board of directors of companies similar to the Company, financial literacy, independence, personal integrity and judgment. In conducting this assessment, the nominating and corporate governance committee will, in connection with its assessment and recommendation of candidates for director, consider diversity (including, but not limited to, gender, race, ethnicity, age, experience and skills) and such other factors as it deems appropriate given the then-current and anticipated future needs of the board and the Company, and to maintain a balance of perspectives, qualifications, qualities and skills on the board. The board of directors does not have a formal diversity policy for directors. However, the board of directors is committed to an inclusive membership. Although the nominating and corporate governance committee may seek candidates that have different qualities and experiences at different times in order to maximize the aggregate experience, qualities and strengths of the board members, nominees for each election or appointment of directors will be evaluated using a substantially similar process.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all our directors, officers and employees and is available on our corporate website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules and exchange requirements.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”). In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we have entered into or plan to enter into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Overview

We are focused on our mission to provide great tasting, high-quality, plant-based products that are healthy, convenient, affordable, and available to all. We operate in rapidly evolving and highly competitive markets. To succeed in these environments and execute our strategy of building our platform, we must execute our strategies set forth elsewhere in this prospectus. To achieve these objectives, we need to attract and retain a highly talented team of executives who possess and demonstrate strong leadership and management capabilities.

Following this offering, we are committed to pursuing an executive compensation philosophy that embraces the best practices of large, multinational companies, as discussed further below. In connection with this offering, we are (i) entering into amended employment agreements with each of our named executive officers in order to, among other things, better align their compensation packages with our long-term strategic goals and harmonize the terms and conditions amongst the named executive officers; (ii) adopting a clawback policy; (iii) adopting the Laird Superfood, Inc. 2020 Omnibus Incentive Plan (the “2020 Plan”); and (iv) adopting a non-employee director compensation policy (the “Director Compensation Policy”).

Our named executive officers, or NEOs, for the year ended December 31, 2019 were Paul Hodge, our President and Chief Executive Officer, Luan Pham, our Chief Marketing and Revenue Officer, and Valerie Ells, our Chief Financial Officer.

Administration

Following the consummation of this offering, our Compensation Committee, which includes independent directors, will oversee our executive compensation program and will be responsible for approving the nature and amount of the compensation paid to our NEOs. The committee will also administer our equity compensation plan and awards.

Elements of Compensation

Our compensation program for NEOs consists of the following elements of compensation, each described in greater depth below:

•	base salaries;

•	performance-based bonuses; and

•	equity-based incentive compensation.

Base Salary

Base salaries are an annual fixed level of cash compensation to reflect each NEO’s performance, role and responsibilities, and retention considerations, as applicable, and market considerations in the Pacific Northwest region.

Performance-Based Bonus

To incentivize management to drive strong operating performance and reward achievement of our business goals, our executive compensation program includes performance-based bonuses for NEOs. Following consummation of this offering, our Compensation Committee will establish annual target performance-based bonuses for each NEO during the first quarter of the fiscal year, which bonuses may take the form of equity grants or cash.

Equity Compensation

We pay equity-based compensation to our NEOs in order to link the long-term results achieved for our shareholders and the rewards provided to NEOs, thereby ensuring that such NEOs have a continuing stake in our long-term success.

Following consummation of this offering, we may, from time to time, make grants of equity awards to the current NEOs under the 2020 Plan, which reserves for issuance                  shares of common stock.

Summary Compensation Table

The following table sets forth information regarding compensation earned by or paid to our named executive officers for the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Total ($)
Paul Hodge
President and Chief Executive Officer	2019	$186,778	-	-	$186,778
	2018	$14,070	-	$237,300	$251,370
Luan Pham
Chief Marketing and Revenue Officer	2019	$189,000	$41,500	$553,200	$783,700
	2018	$178,732	$25,000	$19,900	$223,632
Valerie Ells(2)
Chief Financial Officer	2019	$153,828	-	$131,310	$285,138
	2018	$85,250	-	-	$85,250

(1)

This column reflects the aggregate grant date fair value of options granted under our 2018 Stock Option Incentive Program to our named executive officers, as computed in accordance with FASB ASC Topic 718. The valuation assumptions we used in calculating the fair value of options are set forth in Note 10 to our audited financial statements included elsewhere in this prospectus. The amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)	Ms. Ells joined the Company as Controller on April 1, 2018 and was promoted to co-CFO on April 15, 2019 and CFO on July 1, 2019.

Employment Arrangements

We have entered into employment agreements with each of our named executive officers. The employment agreements generally provide for a two or three year employment term that may be terminated by the Company or the executive with 60 days prior written notice, and set forth the executive’s annual salary, target bonus, if any, eligibility for employee benefits, the terms of equity grants, customary proprietary information assignment provisions, and non-competition and non-solicitation restrictions. The key terms of employment with our named executive officers are further described below.

Paul Hodge

We entered into an employment agreement with Paul Hodge, our President and Chief Executive Officer, effective January 1, 2018, which sets forth the terms and conditions of his employment with us. Mr. Hodge’s base salary has been increased from time to time by the Board of Directors by means of adding addenda thereto, and is currently $250,000 per year.

Mr. Hodge is eligible for an annual bonus targeted at 40.0 percent of his annual salary at the discretion of the Company’s board of directors.

Prior to entering his employment agreement, we granted Mr. Hodge stock options to purchase 25,000 shares of common stock, which fully vested on February 24, 2019, and have an exercise price of $4.00 per share. In connection with the execution of his employment agreement, we issued to Mr. Hodge stock options to purchase 30,000 shares of common stock which fully vested on February 21, 2020. The options have an exercise price of $18.00 per share. In April, 2020 we issued to Mr. Hodge (i) further stock options to purchase 8,283 shares of common stock, which vest in equal parts annually on the grant date over a four year period, and have an exercise price of $26.10 per share, and (ii) 862 shares of common stock, subject to certain transfer restrictions, which vested immediately upon issuance.

Mr. Hodge’s employment agreement provides that either the Company or Mr. Hodge may terminate employment upon 60 days’ prior written notice to the other for any reason. In such event, Mr. Hodge is entitled to his base salary through the termination date.

Luan Pham

Prior to entering his employment agreement, on February 24, 2016 we granted Luan Pham, our Chief Marketing and Revenue Officer, stock options to purchase 10,000 shares of common stock, which vest over a four year period, and have an exercise price of $4.00 per share. We entered into an amended employment agreement with Mr. Pham, effective November 1, 2017, which sets forth the terms and conditions of his employment with us. Mr. Pham’s terms of employment have been amended from time to time by Company by means of adding addenda to his employment agreement, and is currently $200,000 per year. In January of 2018, we issued to Mr. Pham stock options to purchase 2,500 shares of common stock, which vested immediately, for $15.00 per share. In May of 2019, we issued to Mr. Pham further stock options to purchase 13,333 shares of common stock and 26,667 shares of common stock, respectively, the former vesting in equal parts on each anniversary of the grant date over a two-year period, and the latter upon certain revenue targets, each for $24.63 per share. In June 2020 we issued to Mr. Pham further stock options to purchase 2,012 shares of common stock, which options vest over a four-year period, and have an exercise price of $26.10 per share.

Mr. Pham’s employment agreement provides that either the Company or Mr. Pham may terminate employment upon 60 days’ prior written notice to the other for any reason. In such event, Mr. Pham is entitled to his base salary through the termination date.

Valerie Ells

We entered into an employment agreement with Valerie Ells, our Chief Financial Officer, when she was hired as our controller, effective April 1, 2018, which sets forth the terms and conditions of her employment with us. Ms. Ells has been promoted and her base salary has been increased from time to time by Company by means of adding addenda to her employment agreement, and is currently $200,000 per year.

Ms. Ells is eligible for an annual bonus targeted at 26.5 percent of her annual salary at the discretion of the Company’s Chief Executive Officer.

In connection with the execution of her employment agreement, we issued to Ms. Ells stock options to purchase 10,000 shares of common stock, which fully vests on April 1, 2022. The options vest over a four-year period and have an exercise price of $18.00 per share. In June, 2018 we issued to Ms. Ells further stock options to purchase 1,000 shares of common stock, which options vest over a four-year period and have an exercise price of $18.00 per share. In May, 2019 we issued to Ms. Ells further stock options to purchase 9,000 shares of common stock, which options vest over a four-year period and have an exercise price of $24.63 per share. In January, 2020 we issued to Ms. Ells further stock options to purchase 10,000 shares of common stock, which options vest over a four-year period and have an exercise price of $29.00 per share. In April 2020 we issued to Ms. Ells (i) further stock options to purchase 4,970 shares of common stock, which options vest over a four-year period, and have an exercise price of $26.10 per share, and (ii) 586 shares of common stock, subject to certain transfer restrictions, which vested immediately upon issuance.

Ms. Ells’s employment agreement provides that either the Company or Ms. Ells may terminate employment upon 60 days’ prior written notice to the other for any reason. In such event, Ms. Ells is entitled to her base salary through the termination date.

Retirement Plans

We have not maintained, and do not currently intend to maintain, a defined benefit pension plan or nonqualified deferred compensation plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remained outstanding as of December 31, 2019.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Paul Hodge	2/24/2016	25,000	0		4.00	2/23/2026
	2/21/2018	15,000	15,000	(1)	18.00	2/20/2023
Luan Pham	2/24/2016	7,500	2,500	(2)	4.00	2/23/2026
	1/25/2018	2,500	0		15.00	1/24/2028
	5/08/2019	2,396	24,271	(3)	24.63	5/7/2029
	5/08/2019	6,667	6,666	(4)	24.63	5/7/2029
Valerie Ells	3/11/2018	2,500	7,500	(5)	18.00	3/10/2028
	6/15/2018	250	750	(6)	18.00	6/14/2028
	5/01/2019	-	9,000	(7)	24.63	4/30/2029

(1)

One-half of total option grant vesting annually at the anniversary of the grant date. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.

(2)

One-quarter of total option grant vesting annually at the anniversary of the grant date. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.

(3)	Vesting periods begin upon meeting certain revenue thresholds. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.
(4)

One-half of total option grant vesting annually at the anniversary of the grant date. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.

(5)

One-quarter of total option grant vesting annually at the anniversary of the grant date. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.

(6)

One-quarter of total option grant vesting annually at the anniversary of the grant date. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.

(7)

One-quarter of unvested options are vesting annually at the anniversary of the grant date. Unvested options accelerate upon certain change of control transactions pursuant to the NEO’s employment agreement with the Company.

Director Compensation

During the fiscal year ended December 31, 2019, Mr. Hodge, who is our Chief Executive Officer, Mr. Wetherald, Mr. Benzino and Mr. Hamilton received no additional fees, reimbursements, equity awards or other compensation for their service as members of our board of directors. In 2019 Mr. Hamilton received a salary of $201,353 in connection with his duties as a non-executive employee of the Company.

During the fiscal year ended December 31, 2019, Mr. Graves received an option to purchase 1,500 shares of common stock at $24.63 per share, vested immediately.

The following table presents the total compensation for the fiscal year ended December 31, 2019 for each person who served as a member of our board of directors and whose compensation is not included in the Summary Compensation Table.

Name	Option awards(1) ($)	All Other Compensation ($)		Totals ($)
Arik Benzino(2)	$-	$-		$-
Gregory Graves	$19,860	$-		$19,860
Laird Hamilton	$-	$201,353	(3)	$201,353
Thomas Wetherald	$-	$55,000	(4)	$55,000

(1)

This column reflects the aggregate grant date fair value of options as computed in accordance with FASBASC Topic 718. The valuation assumptions we used in calculating the fair value of options are set forth in Note 10 to our audited financial statements included elsewhere in this prospectus.

(2)	Mr. Benzino resigned from the board of directors in connection with Laird Superfood’s repurchase of its Series A Preferred Stock held by WeWork Creator Fund, LLC, effective November 18, 2019.
(3)	Reflects Mr. Hamilton’s salary as Chief Innovator.
(4)	Reflects Mr. Wetherald’s salary as Co-Chief Financial Officer through June 30, 2019.

As of December 31, 2019, Mr. Hamilton held options to purchase 55,000 shares, of which options to purchase 40,000 shares were exercisable. As of December 31, 2019, Mr. Wetherald held options to purchase 15,000 shares and Mr. Graves held options to purchase 1,500 shares, all of which in each case were exercisable.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Laird Superfood, Inc. 2020 Omnibus Incentive Plan

Effective upon the closing of the offering, we anticipate that our board of directors and shareholders will adopt the 2020 Plan pursuant to which our employees, consultants and directors, including our named executive officers, will be eligible to receive awards. We anticipate reserving                 shares of our common stock for issuance under the 2020 Plan.

Description of Awards under the 2020 Plan

Awards to Employees. Under the 2020 Plan, the compensation committee, which will administer the plan, may award to eligible employees incentive and nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units and performance shares.

Awards to Non-Employees. The compensation committee may award to eligible non-employees, including non-employee directors, non-qualified stock options, SARs, restricted stock and restricted stock units.

Stock Options

The compensation committee will have discretion to award incentive stock options (“ISOs”), which are intended to comply with Section 422 of the Internal Revenue Code (the “Code”), or nonqualified stock options (“NQSOs”), which are not intended to comply with Section 422 of the Code. The exercise price of an option may not be less than the fair market value of the underlying shares of common stock on the date of grant. The 2020 Plan defines “fair market value” as the closing sale price at which shares of our common stock have been sold on the principal securities exchange on which the shares are traded or, if there is no such sale on the relevant date, then on the last previous day on which there was such a sale. The maximum number of shares which may be subject to stock options granted in any fiscal year to any one participant is                .

Options granted to employees under the 2020 Plan will expire at such times as the compensation committee determines at the time of the grant; provided, however, that no option will be exercisable later than ten years after the date of grant. Each option award agreement will set forth the extent to which the participant will have the right to exercise the option following termination of the participant’s employment with the Company. The termination provisions will be determined within the discretion of the compensation committee, might not be uniform among all participants and might reflect distinctions based on the reasons for termination of employment. Notwithstanding the preceding sentences, unless the terms of the award agreement or the compensation committee otherwise provide for a shorter exercise period, options must be exercised within 90 days after an employee’s termination of employment. However, if the termination is due to disability, the options must be exercised within one year after an employee’s termination of employment. If the termination is due to death, NQSOs must be exercised within one year after an employee’s termination of employment and ISOs may be exercised at any time during the option term. Subject to the specific terms of the 2020 Plan, the compensation committee will have discretion to set such additional limitations on such grants as it deems appropriate. The award agreement will reflect these limitations.

Upon the exercise of an option granted under the 2020 Plan, the option price is payable in full to the Company, either: (a) in cash or its equivalent, (b) if permitted in the award agreement, by tendering shares having a fair market value at the time of exercise equal to the total option price (provided that such shares have been held by the optionee for at least six months prior to their tender) or (c) by any combination of the foregoing methods of payment. The compensation committee may also allow options granted under the 2020 Plan to be exercised by a cashless exercise through a broker, as permitted under Federal Reserve Board Regulation T, by delivery of property having a fair market value equal to the exercise price, or any other means the compensation committee determines to be consistent with the 2020 Plan’s purpose and applicable law, including by cashless exercise directly with the Company whereby the Company, following its receipt of the participant’s notice of exercise, would withhold the proper number of Company shares which would have a fair market value on the date of exercise equal to the option exercise price.

Stock Appreciation Rights

The compensation committee may award SARs under the 2020 Plan upon such terms and conditions as it may establish. At the discretion of the compensation committee, the payment upon SAR exercise may be in cash, in shares of common stock of equivalent value, or in some combination thereof. The compensation committee’s determination regarding the form of payment for the exercised SAR will be set forth in the award agreement. The compensation committee may award either (i) freestanding SARs, which are SARs granted as an independent instrument and are not granted in conjunction with any stock options, or (ii) SARs in tandem with stock options (a “tandem SAR”). The election of one type of exercise prevents it from being exercised as the other type. A tandem SAR may not be granted to a non-employee director unless the related option is a NQSO. The exercise price of a freestanding SAR will equal the fair market value of a share of common stock on the date of grant, whereas the exercise price of a tandem SAR issued in connection with a stock option will equal the option price of the related option. The maximum number of shares which may be subject to SARs awarded in any fiscal year to any one participant is                 . The compensation committee will determine in its discretion the term of a SAR granted under the 2020 Plan. Each award agreement will set forth the extent to which the participant will have the right to exercise the SAR following termination of the participant’s employment with the Company. The termination provisions will be determined by the compensation committee in its sole discretion, need not be uniform among all participants and may reflect distinctions based on the reasons for termination of employment. The term of a SAR may not exceed ten years from the date of grant. Therefore, no SAR may be exercisable later than ten years after the date of award.

Except as otherwise limited by the 2020 Plan, freestanding SARs may be exercised upon whatever terms and conditions the compensation committee, in its sole discretion, imposes upon them. The compensation committee will determine the number of shares of common stock covered by, and the exercise period of, the SAR. Upon exercise of a freestanding SAR, the participant will receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price, multiplied by the number of shares of stock exercised under the SAR.

In the case of a tandem SAR, the compensation committee may determine the exercise period of the SAR, except that the exercise period may not exceed that of the related option. The participant may exercise the tandem SAR when the option is exercisable and receive on exercise an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the option purchase price, multiplied by the number of shares of stock covered by the surrendered option. Upon exercise of a SAR awarded in tandem with a stock option, the number of shares of our common stock for which the related option was exercisable will be reduced by the number of shares for which the SAR was exercised.

Notwithstanding any other provision of this 2020 Plan to the contrary, with respect to a tandem SAR granted in connection with an ISO (i) the tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the tandem SAR may be for no more than 100% of the difference between the option price of the underlying ISO and the fair market value of the shares subject to the underlying ISO at the time the tandem SAR is exercised; and (iii) the tandem SAR may be exercised only when the fair market value of the shares subject to the ISO exceeds the option price of the ISO.

Restricted Stock

The compensation committee may impose restrictions and conditions as to awards of shares of restricted stock as it deems advisable. As specified in the relevant award agreement, restrictions may include a requirement that participants pay a stipulated purchase price for each share of restricted stock, restrictions based upon the achievement of specific performance goals (Company-wide, divisional and/or individual), time-based restrictions on vesting following the attainment of the performance goals and/or restrictions under applicable federal or state securities laws.

We may retain in our possession the certificates representing shares of restricted stock until the time when all conditions and/or restrictions applicable to those shares awarded under the 2020 Plan have been satisfied. Generally, shares of restricted stock covered by each restricted stock grant made under the 2020 Plan will become freely transferable by the participant following the last day of the applicable period of restriction. However, even after the satisfaction of the restrictions and conditions imposed by the 2020 Plan and the particular award agreement, shares owned by an affiliate of the Company will be subject to restrictions on transfer under the Securities Act.

The compensation committee may choose to award shares of restricted stock under the 2020 Plan upon such terms and conditions as it may establish. The maximum number of shares which may be granted in the form of restricted stock in any one fiscal year to any one participant is                 . The award agreement will specify the period(s) of restriction, the number of shares of restricted stock granted, requirements that a participant pay a stipulated purchase price for each share, restrictions based upon the achievement of specific performance objectives, other restrictions governing the subject award and/or restrictions under applicable federal or state securities laws. Recipients may have the right to vote these shares from the date of grant, as determined by the compensation committee on the date of award. As determined by the compensation committee on the date of award, participants may receive dividends on their shares of restricted stock. Dividends accrued on restricted stock will be paid only if the restricted stock vests.

Each award agreement for restricted stock will specify the extent to which the participant will have the right, if any, to retain unvested restricted stock following termination of the participant’s employment with the Company. In its sole discretion, the compensation committee will make these determinations; these provisions need not be uniform among all awards of restricted stock issued under the 2020 Plan and may reflect distinctions based on reasons for termination of employment.

Restricted Stock Units

The compensation committee may award restricted stock units (“RSUs”). Each RSU will have a value equal to the fair market value of a share of the Company’s common stock on the date of grant. The maximum aggregate award of RSUs to any one participant during any one fiscal year will be equal to the fair market value of                shares; provided, further, that the maximum aggregate award of restricted stock and RSUs for any one fiscal year will be coordinated so that in no event will any one participant be awarded more than the fair market value of                 shares taking into account all such awards. In its discretion, the compensation committee may impose conditions and restrictions on RSUs, as specified in the RSU award agreement, including restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting. As determined by the compensation committee at the time of the award, settlement of vested RSUs may be made in the form of cash, shares of common stock, or a combination of cash and common stock. Settlement of vested RSUs will be in a lump sum as soon as practicable after the vesting date. The amount of the settlement will equal the fair market value of the RSUs on the vesting date. Each RSU will be credited with an amount equal to the dividends paid on a share of common stock between the date of award and the date the RSU is paid to the participant, if at all. Dividend equivalents will vest, if at all, upon the same terms and conditions governing the vesting of the RSUs under the 2020 Plan. Payment of the dividend equivalent will be paid at the same time as payment of the RSU. The holders of RSUs will have no voting rights.

Each award agreement for RSUs will specify the extent to which the participant will have the right, if any, to retain unvested RSUs following termination of the participant’s employment with the Company or, in the case of a non-employee director, service with the board. In its sole discretion, the compensation committee will make these determinations; these provisions need not be uniform among all awards of RSUs issued under the 2020 Plan and may reflect distinctions based on reasons for termination of employment or, in the case of a non-employee director, service with the board.

Performance Units/Performance Shares

The compensation committee has the discretion to award performance units and performance shares under the 2020 Plan upon such terms and conditions as it may establish, as evidenced in the relevant award agreement. The maximum aggregate payout for awards of performance shares which may be granted in any one fiscal year to any one participant will be the fair market value of                  shares, whereas the maximum aggregate payout for awards of performance units which may be granted in any one fiscal year to any one participant will be $        . Performance units will have an initial value as determined by the compensation committee, whereas performance shares will have an initial value equal to one share of common stock on the date of award. At the time of the award of the performance units or shares, the compensation committee in its discretion will establish performance goals which, depending on the extent to which they are met, will determine the number and/or value of performance units or shares that will be paid out to the participant. Under the terms of the 2020 Plan, after the applicable performance period has ended, the holder of performance units or shares will be entitled to receive payout on the number and value of performance units or shares earned by the participant over the performance period. The payout on the number and value of the performance units and performance shares will be a function of the extent to which corresponding performance goals are met.

Payment of performance shares and performance units will be made in a single lump sum following the close of the applicable performance period. Upon satisfaction of the specified performance goals, the compensation committee will pay the earned performance shares in shares of Company common stock. In its discretion, the compensation committee may pay earned performance units in cash, in shares of Company stock or in a combination of cash and stock, which will have an aggregate fair market value equal to the value of the earned performance share or performance unit at the close of the applicable performance period. Participants will not be entitled to dividend or voting rights with respect to any performance shares or performance units earned but not yet distributed to a participant. Unless otherwise determined by the compensation committee, in the case of death or disability during the performance period, the participant, or his or her estate, will not be entitled to receive any payout of the performance shares or performance units. In the case of any other termination of the participant’s employment during the performance period, all performance shares and performance units intended to qualify as performance-based compensation will be forfeited by the participant.

Adjustment and Amendments

The 2020 Plan provides for appropriate adjustments in the number of shares of Company stock subject to awards and available for future awards in the event of changes in outstanding common stock by reason of a merger, stock split, stock dividend, or certain other events.

The 2020 Plan may be modified or amended by the board at any time and for any purpose which the board deems appropriate. However, no such amendment may adversely affect any outstanding awards without the affected holder’s consent. No amendment may, without shareholder approval, (i) materially increase the benefits earned by participants under the 2020 Plan, (ii) materially increase the number of shares which may be issued under the 2020 Plan or (iii) materially modify the requirements for participation in the 2020 Plan.

Change in Control

In the event of a change in control, as defined in the 2020 Plan, generally all options and SARs granted under the 2020 Plan will become immediately exercisable and restriction periods and other restrictions imposed on restricted stock and RSUs will lapse.

Non-transferability

No award under the 2020 Plan may be sold, transferred, pledged, assigned or otherwise transferred in any manner by a participant except by will or by the laws of descent and distribution; and any award will be exercisable during a participant’s lifetime only by the participant or by the participant’s guardian or legal representative. These limitations may be waived by the compensation committee, subject to restrictions imposed under the SEC’s short-swing trading rules and federal tax requirements relating to incentive stock options.

Duration of the 2020 Plan

The 2020 Plan will remain in effect until all shares subject to the 2020 Plan have been purchased or acquired under the terms of the 2020 Plan, and all performance periods for performance-based awards granted under the 2020 Plan have been completed. However, no award is permitted to be granted under the 2020 Plan on or after the day prior to the tenth anniversary of the date the board approved the 2020 Plan. The board, upon recommendation of the compensation committee, may at any time amend, suspend or terminate the 2020 Plan in whole or in part for any purpose the compensation committee deems appropriate, subject, however, to the limitations referenced in “Adjustment and Amendments,” above.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of June 30, 2020, and as adjusted to reflect the common stock to be issued and sold by us in the offering, for:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table prior to this offering is based on 2,862,985 shares of common stock outstanding as of June 30, 2020, after giving effect to the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 697,735 shares of our common stock upon the closing of this offering. The percentage ownership information shown in the table after this offering is based on                  shares outstanding, assuming the sale of                  shares of our common stock by us in this offering and no exercise of the underwriters’ option to purchase additional shares.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are exercisable on or before August 29, 2020, which is 60 days after June 30, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each person listed in the table is c/o Laird Superfood, Inc., 275 W. Lundgren Mill Drive, Sisters, Oregon 97759.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days(1)	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% or greater shareholders:
Danone Manifesto Ventures, PBC(2)	383,142	-	383,142	13.4%
Directors and named executive officers:
Paul Hodge	131,639	55,000	186,639	6.4%
Laird Hamilton	331,375	55,000	386,375	13.2%
Gregory Graves(3)	1,450	1,500	2,950	*
Thomas Wetherald(4)	360,248	15,000	375,248	13.0%
Valerie Ells(5)	7,886	5,500	13,386	*
Luan Pham(6)	62,057	28,229	90,286	3.1%
Directors and executive officers as a group (eight persons)(7)	895,392	181,479	1,076,871	35.4%

*	Represents beneficial ownership of less than 1% of common stock outstanding.
(1)	Consists of stock options to purchase shares of the Company’s common stock exercisable on or before August 29, 2020.
(2)

Consists of 383,142 shares of common stock issuable upon the conversion of Series B-1 Preferred Stock held by Danone Manifesto Ventures, PBC. Danone Manifesto Ventures, PBC is a wholly owned subsidiary of Danone North America Public Benefit Corporation, which is a wholly owned subsidiary of Compagnie Gervais Danone S.A., which is a wholly owned subsidiary of Danone S.A. Decisions regarding the voting or disposition of shares held by Danone Manifesto Ventures, PBC are made by the management of Danone Manifesto Ventures, PBC. The address of Danone Manifesto Ventures, PBC and Danone North America Public Benefit Corporation is c/o Danone Manifesto Ventures, PBC, 12 West 21st St., 12th Floor, New York, New York 10010, and the address of Danone S.A. and Compagnie Gervais Danone S.A. is c/o Danone S.A., 15 rue du Helder, 75009 Paris, France.

(3)	Includes 1,450 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock.
(4)	Includes 35,179 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock.
(5)	Includes 7,300 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock.
(6)	Includes 2,000 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock.
(7)	Includes 45,929 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We currently do not have a formal policy concerning transactions with related persons. In connection with the offering, we plan to adopt a written policy, effective upon completion of the offering, that requires all future transactions between us and any director, executive officer, beneficial owners of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

Related Party Transactions

Described below are the transactions, and series of similar transactions, since January 1, 2016, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Amended and Restated Investors’ Rights Agreement

We are party to an Amended and Restated Investors’ Rights Agreement (the “A&R IRA”) with certain shareholders, including, among others: Danone Manifesto Ventures, PBC (“DMV”); Valerie Ells and Luan Pham, who are executive officers of the Company; and Thomas Wetherald and Gregory Graves, who are directors of the Company. The A&R IRA provides, among other things, that as of April 13, 2020, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. At any time after twelve months after the closing of the IPO, the shareholders holding a majority of the registrable securities then outstanding, including DMV and its affiliates, may request that we register all or a portion of their shares on a registration statement. The A&R IRA also provides for piggyback registration rights. In addition to the registration rights, the A&R IRA provides for certain information rights and a right of first offer. The provisions of the A&R IRA, other than those relating to registration rights, will terminate upon the closing of this offering.

Amended and Restated Right of First Refusal and Co-Sale Agreement

We are party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 13, 2020 (the “A&R ROFR”), with certain shareholders, certain of which are beneficial holders of more than 5% of our capital stock, officers and directors of the Company and/or entities with which certain of our officers and directors are affiliated, including: DMV; Paul Hodge and Laird Hamilton, who are executive officers and directors of the Company; Valerie Ells and Luan Pham, who are executive officers of the Company; and Thomas Wetherald and Gregory Graves, who are directors of the Company. Pursuant to the A&R ROFR, such holders have a right of first refusal and co-sale in respect of certain sales of securities by our shareholders. Upon the closing of this offering, the A&R ROFR will terminate.

Amended and Restated Voting Agreement

We are party to an Amended and Restated Voting Agreement, dated as of April 13, 2020 (the “A&R Voting Agreement”), with certain shareholders, certain of which are beneficial holders of more than 5% of our capital stock, officers and directors of the Company and/or entities with which certain of our officers and directors are affiliated, including: DMV; Paul Hodge and Laird Hamilton, who are executive officers and directors of the Company; Valerie Ells and Luan Pham, who are executive officers of the Company; and Thomas Wetherald and Gregory Graves, who are directors of the Company. Pursuant to the A&R Voting Agreement, certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the size of the Company’s board of directors and the election of certain directors, including one director designated by DMV, two directors designated by Paul Hodge and Laird Hamilton, one director who shall be the Company’s Chief Executive Officer, and one unaffiliated director. Upon completion of this offering, the A&R Voting Agreement will terminate and none of our shareholders will have any special rights regarding the election or designation of members of our board of directors, except pursuant to the Stockholder Agreement described below.

Stockholder Agreement and Warrant

On April 13, 2020, we entered into a Stockholder Agreement (the “Stockholder Agreement”), by and between the Company and DMV, under which we have granted DMV a right to purchase a specified percentage of our securities, whether in this offering or a concurrent private placement (the “Participation Right”), the right to designate a member of the board of directors for election and the right to designate a representative as an observer of the board of directors, in each case for so long as DMV and its affiliates hold more than 5% of the shares of our outstanding common stock. The Participation Right shall terminate upon the consummation of this offering, but DMV’s right to designate a member of the board of directors for election and an observer of the board of directors shall continue for so long as DMV holds more than 5% of the outstanding common stock of the Company. This summary discusses certain material provisions of the Stockholder Agreement and is qualified in full by the text of the agreement filed as an exhibit to the registration statement of which this prospectus is a part.

On April 13, 2020, we also issued a warrant to purchase common stock (the “Warrant”) to DMV in connection with DMV’s purchase of shares of our Series B-1 preferred stock. The Warrant provides that if DMV exercises the Participation Right for $10,000,000 of our shares, DMV will be entitled to purchase at the time of the closing of this offering, for $0.01 per share, a number of shares of our common stock equal to ten percent of the shares then held by DMV and its affiliates (including shares issuable upon conversion of the Series B-1 preferred stock), but excluding the amounts purchased by DMV or its affiliates in this offering or otherwise. This summary discusses certain material provisions of the Warrant and is qualified in full by the text of the Warrant filed as an exhibit to the registration statement of which this prospectus is a part.

Private Placement of Securities

From March 2016 through May 2017, we entered into a number of subscription agreements with investors to purchase shares of our common stock at $4.00 per share for an aggregate purchase price of $1,335,000. Each of Paul Hodge (1,375 shares), Laird Hamilton (1,375) shares, Thomas Wetherald (85,000 shares), and Star Faraon (11,000 shares) participated in such offering.

In May 2017, we entered into a number of subscription agreements with investors to purchase shares of our common stock at $15.00 per share for an aggregate purchase price of $1,950,000. Mr. Wetherald purchased 64,899 shares in such offering.

From December 2017 through January 2018, we entered into a number of subscription agreements with investors to purchase shares of our common stock at $15.00 per share for an aggregate purchase price of $3,450,000. Mr. Wetherald purchased 121,105 shares in such offering.

From March 2018 through June 2018, we entered into a number of subscription agreements with investors to purchase shares of our common stock at $17.15 per share for an aggregate purchase price of $4,055,008. Mr. Wetherald purchased 30,965 shares in such offering.

In November 2018 to December 2018, we (x) entered into a stock purchase agreement with an investor with a contractual participation right to purchase shares of our preferred stock at $19.704 per share for an aggregate purchase price of $2,999,993 and (y) simultaneously entered into a number of subscription agreements with investors at $24.63 per share of preferred stock for an aggregate purchase price of $19,000,001. Mr. Wetherald purchased 35,179 preferred shares in such offering at $24.63 per share.

From September 2019 through March 2020, we entered into subscription agreements with investors to purchase shares of our common stock at $29.00 per share for an aggregate purchase price of $11,695,903.

In April 2020, we entered into a stock purchase agreement with DMV to purchase shares of preferred stock at $26.10 per share for an aggregate purchase price of $10,000,006. We also issued the Warrant to DMV.

Redemption of Securities

We entered into a number of redemption agreements with Mr. Hodge pursuant to his right of first offer included in our Stock Restriction Agreement prior to that agreement’s termination on November 19, 2018. In connection with certain capital raising activities, we repurchased from Mr. Hodge (i) 25,000 shares on February 17, 2017 at a purchase price of $3.80 per share, or $95,000 in the aggregate, (ii) 30,000 shares on May 8, 2017 at a purchase price of $14.67 per share, or $440,000 in the aggregate, (iii) 20,000 shares on January 2, 2018 at a purchase price of $15.00 per share, or $300,000 in the aggregate, (iv) 30,000 shares on April 18, 2018 at a purchase price of $18.00 per share, or $540,000 in the aggregate, and (v) 43,844 shares on January 3, 2019 at a purchase prices of $24.630 per share, or $1,079,878 in the aggregate.

License and Preservation Agreement

We entered into a License and Preservation Agreement, dated May 26, 2020, with Mr. Hamilton and Ms. Reece. Pursuant to the License and Preservation Agreement, Mr. Hamilton and Ms. Reece granted us a limited, exclusive license to use their respective images, signatures, voices, and names (other than those owned by the Company), rights of publicity and common law and statutory rights to the foregoing.

Pursuant to the License and Preservation Agreement, any use of the licensed property that is in accordance with the historical standard of use and is not objected to by Mr. Hamilton or Ms. Reece within thirty (30) days of the first intra-company disclosure of a bona-fide intent to make such use is deemed approved. Any new use of the licensed property shall satisfy the historical standard of use and shall be primarily directed to the advertising, promotion and/or marketing of the Company’s products and services.

Indemnity Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of the offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                 shares of common stock, par value $0.001 per share and                 shares of preferred stock, par value $0.001 per share. As of June 30, 2020, 2,165,250 shares of our common stock were outstanding and 697,735 shares of our preferred stock were outstanding. Following the completion of the offering,                  shares of our common stock will be outstanding and no shares of our preferred stock will be outstanding.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of shareholders. A majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Broadridge Corporate Issuers Solutions, Inc.

Preferred Stock

Upon the closing of the offering, our board of directors will have the authority, without further action by the shareholders, to issue up to                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action.

Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to the best interests of the Company and the best interests of our shareholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Takeover Statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

No Written Consent of Shareholders

Our amended and restated certificate of incorporation provides that all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our shareholders without holding a meeting of shareholders.

Meetings of Shareholders

Our amended and restated bylaws provide that a special meeting of shareholders may be called only by our chairman of the board of directors, Chief Executive Officer or President, or by a resolution adopted by a majority of our board of directors, and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders. Our amended and restated bylaws also limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

Amendment to Amended and Restated Certificate of Incorporation

Any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation provides for                  authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our shareholders, our board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our shareholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision does not apply to claims under the Exchange Act. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could rule that the choice of forum provisions contained in our amended and restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law and the Securities Act for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after the offering. Future sales of our common stock in the public markets, or the availability of such shares for sale in the public markets, could adversely affect market prices prevailing from time to time. Furthermore, only a limited number of shares of our common stock may be available for sale in the public markets after the closing of the offering due to contractual, legal and other restrictions on resale. These factors could also make it more difficult to raise funds through future offerings of our common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.

Sale of Restricted Shares

Upon the consummation of this offering, we will have                 shares of common stock outstanding. Of these shares, the                 shares of common stock sold in this offering (or                 shares of common stock if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares of common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Approximately                 of our shares of common stock outstanding following the consummation of this offering will be deemed “restricted securities” as that term is defined under Rule 144 (or                 shares of common stock if the underwriters exercise their over-allotment option in full). Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. After the completion of this offering, the holders of approximately                 shares of common stock, representing approximately                 of our outstanding shares of common stock (or                 shares, representing approximately         % of our outstanding common stock, if the underwriters exercise their over-allotment option in full), will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. Canaccord Genuity LLC is entitled to waive these lock-up provisions at its discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported through the NYSE American during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Option / Equity Awards

We intend to file a registration statement under the Securities Act to register                  approximately                 shares of common stock reserved for issuance or sale under our 2020 Plan. We expect to grant options to purchase                 shares of our common stock under our 2020 Plan in connection with this offering, and restricted stock units relating to                 shares of our common stock under our 2020 Plan. Shares issued upon the exercise of stock options or restricted stock units that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements and equity retention agreements described below.

Lock-Up Agreements

We expect that our officers, directors and holders of substantially all our outstanding capital stock and other securities will enter into an agreement that, without the prior written consent of Canaccord Genuity LLC, they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below under the heading “Foreign Accounts.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the United States and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock is or will in the future be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if it certifies its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or successor form) or W-8ECI, or otherwise establishes an exemption; provided we do not have actual knowledge or reason to know such non-U.S. holder is a U.S. person, as defined in the Code. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Foreign Account Tax Compliance Act, which we refer to as FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. A U.S. federal withholding tax of 30% also applies to dividends and will apply to the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity, or otherwise qualifies for an exemption from these rules. The withholding provisions described above currently apply to dividends paid on our common stock and will generally apply with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2019.

If withholding is imposed under FATCA on a payment related to our common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the IRS by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Canaccord Genuity LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Canaccord Genuity LLC
Craig-Hallum Capital Group LLC
Roth Capital Partners, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $         and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $         in the aggregate.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares of our common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and holders of substantially all our outstanding capital stock and other securities have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for the period ending 180 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant to purchase any common stock;

•	otherwise dispose of or transfer any common stock;

•	file, cause to be filed or cause to be confidentially submitted any registration statement related to the common stock;

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock; or

•

enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The exceptions permit our executive officers and directors and other existing security holders, subject to certain restrictions, to:

•

transfer the common stock (i) as a bona fide gift or gifts, (ii) to the person’s immediate family or any trust, partnership or similar entity for the direct or indirect benefit of the person or their immediate family, (iii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, (iv) as a distribution to the person’s limited partners or stockholders, (v) to the person’s affiliates or any investment fund or other entity controlled or managed by the person, or (vi) by will, other testamentary document or intestate succession upon death, including to the transferee’s nominee or custodian;

•

transfer the common stock to us upon exercise of any option granted under our incentive plans described in this prospectus, including the surrender of shares of common stock to us in “net” or “cashless” exercise of any option; or

•	convert our preferred stock into shares of common stock, provided that any shares of common stock received upon conversion remain subject to the terms of the lock-up provisions.

Furthermore, during the lock-up period, our executive officers, directors, and other existing security holders may sell shares of common stock purchased in this offering or in the open market following this offering, provided that such sales are not required to be reported in any public report or filing with the SEC or otherwise, and the seller does not voluntarily effect any public filing or report regarding such sales during the lock-up period.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and will not necessarily reflect the market price of our common stock following this offering. The principal factors considered in determining the initial public offering price included:

•	the information in this prospectus and otherwise available to the underwriters, including our financial information;

•	the history and the prospects for the industry in which we compete;

•	the ability and experience of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the economy and the securities markets in the United States at the time of this initial public offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	other factors as were deemed relevant.

We cannot assure you that the initial public offering price will correspond to the price at which the shares of common stock will trade in the public market following this offering or that an active trading market for the shares of common stock will develop or continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may create a short position in our common stock for its own accounts by selling more shares of common stock than we have sold to the underwriters. The underwriters may close out any short position by purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on                  or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Listing

In connection with this offering, we intend to apply to have our common stock listed on the NYSE American under the symbol “LSF.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuers Solutions, Inc..

Electronic Offer, Sale and Distribution of Shares

The underwriters or syndicate members may facilitate the marketing of this offering online directly or through one of their respective affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each a “Relevant State”, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to investors who are not considered qualified investors, provided that the number of such investors in Israel shall be no greater than 35 in any 12-month period.

LEGAL MATTERS

Hogan Lovells US LLP, Denver, Colorado, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Goodwin Procter LLP, New York, New York, is representing the underwriters in connection with this offering.

EXPERTS

The financial statements of Laird Superfood, Inc. as of December 31, 2019 and 2018, and for the years then ended included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in their report included herein. Such financial statements have been so included in reliance upon their report given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available over the internet at the website of the SEC referred to above. We also maintain a website at www.lairdsuperfood.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

LAIRD SUPERFOOD, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Laird Superfood, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Laird Superfood, Inc. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 1 and 15 to the financial statements, the Company changed its method of accounting for revenue recognition in the year ended December 31, 2019 due to the adoption of Accounting Standards Codification Topic No. 606, Revenue Recognition.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Portland, Oregon

May 28, 2020

We have served as the Company’s auditor since 2018.

LAIRD SUPERFOOD, INC.

BALANCE SHEETS

	As of December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$1,004,109	$17,340,023
Accounts receivable, net	384,806	374,872
Investment securities available-for-sale	5,485,209	—
Inventory	2,435,965	1,182,233
Prepaid expenses and other current assets	590,808	494,139
Deposits	143,327	213,955

Total current assets	10,044,224	19,605,222

Noncurrent assets
Property and equipment, net	3,153,286	985,788
Licensing agreement—intangible	132,100	132,100
Deferred rent	3,057,432	1,926,039
Other assets	15,143	17,741

Total noncurrent assets	6,357,961	3,061,668

Total assets	$16,402,185	$22,666,890

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$724,751	$785,492
Payroll liabilities	491,092	183,181
Accrued expenses	301,046	139,165

Total current liabilities	1,516,889	1,107,838

Long-term liabilities
Note payable	51,000	101,000

Total long-term liabilities	51,000	101,000

Total liabilities	1,567,889	1,208,838

Commitments and contingencies (Note 8)
Convertible Preferred Stock
Preferred stock, $0.001 par value, 1,329,680 shares authorized; Series A1 Preferred Stock, 1,177,426 shares authorized, 162,340 outstanding, 609,078 undesignated as of December 31, 2019; 1,177,426 authorized and 771,417 issued and outstanding as of December 31, 2018; Series A2 Preferred Stock, 152,253 shares authorized; 152,253 issued and outstanding as of December 31, 2019 and 2018	6,722,951	21,727,098

Total convertible preferred stock	6,722,951	21,727,098
Stockholders’ equity (deficit)
Common stock, $0.001 par value, 4,800,000 shares authorized; 2,275,975 and 2,094,279 issued and outstanding at December 31, 2019, respectively; 1,930,889 and 1,795,346 shares issued and outstanding at December 31, 2018, respectively	2,094	1,796
Additional paid-in capital	27,186,344	10,302,077
Accumulated other comprehensive loss	(226)	—
Accumulated deficit	(19,076,867)	(10,572,919)

Total stockholders’ equity (deficit)	8,111,345	(269,046)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$16,402,185	$22,666,890

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2019	2018
Sales, net	$13,103,728	$8,291,082
Cost of goods sold	(8,019,094)	(5,628,122)

Gross profit	5,084,634	2,662,960

General and administrative expenses
Salaries, wages and benefits	2,423,005	1,114,063
Stock-based compensation	700,384	601,613
Professional fees	491,465	3,303,265
Office expense	416,160	246,726
Occupancy	157,697	55,261
Merchant service fees	157,737	139,109
Netsuite subscription expense	157,752	124,306
Other expense	696,984	241,692

Total general and administrative expenses	5,201,184	5,826,035

Research and product development
Salaries, wages and benefits	216,657	95,380
Stock-based compensation	7,741	5,904
Other expense	99,886	18,203

Total research and product development expenses	324,284	119,487

Sales and marketing
Salaries, wages and benefits	2,609,825	801,419
Stock-based compensation	207,686	293,777
General marketing	1,157,920	774,331
Advertising	3,131,332	2,617,221
Amazon selling fee	541,009	352,180
Travel expense	330,121	182,941
Other expense	333,244	125,065

Total sales and marketing expenses	8,311,137	5,146,934

Total expenses	13,836,605	11,092,456

Operating loss	(8,751,971)	(8,429,496)

Other income (expense)
Realized gain (loss) on investment securities	7,664	—
Interest income	239,175	18,288
Interest expense	(48,816)	(48,228)
Grant income	50,000

Total other income (expense)	248,023	(29,940)

Loss before income taxes	(8,503,948)	(8,459,436)
Benefit from income taxes	—	—
Net loss	$(8,503,948)	$(8,459,436)
Deemed dividend of beneficial conversion feature	—	(749,998)
Deemed contribution from the redemption of preferred stock	7,448,879	—

Net loss attributable to Laird Superfood, Inc. common stockholders	$(1,055,069)	$(9,209,434)

Net loss per share attributable to Laird Superfood, Inc common stockholders:
Basic	$(0.58)	$(5.20)

Diluted	$(0.58)	$(5.20)

Weighted-average shares of common stock outstanding used in computing net loss per share of common stock	1,834,025	1,770,781

Pro forma effect of preferred stock conversion (unaudited)
Basic and diluted pro forma net loss per share to common stockholders (unaudited)	$(0.39)

Weighted-average shares of common stock outstanding used in computing pro forma net loss per share of common stock	2,685,948

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF COMPREHENSIVE LOSS

	For the Years ended December 31,
	2019	2018
Net loss	$(8,503,948)	$(8,459,436)
Other comprehensive income (loss)
Change in unrealized gains/(losses) on investment securities available-for-sale, net of tax(1)	(226)	—

Total other comprehensive income (loss)	(226)	—

Comprehensive loss	$(8,504,174)	$(8,459,436)

(1)	The Company maintains a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. See note 9 for the estimated tax benefit deferred.

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Convertible Preferred Stock		Stockholders’ Equity (Deficit)
	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
Balances, January 1, 2018	—	$—	1,635,000	$6,854,688	$—	$—	$(2,113,483)	$4,741,205
Conversion to $0.001 par value on July 3, 2018	—	—	—	(10,548,247)	10,548,247	—	—	—
Stock-based compensation	—	—	—	495,405	410,438	—	—	905,843
Stock option exercises			2,000	2	13,498	—		13,500
Common stock issuances	—	—	236,389	4,055,005		—	—	4,055,005
Less: repurchased common stock	—	—	(78,043)	(855,057)	(670,106)	—	—	(1,525,163)
Preferred stock issuances	923,670	21,999,994	—	—	—	—	—	—
Preferred stock issuance costs	—	(272,896)	—	—	—	—	—	—
Beneficial conversion feature on Preferred Series A2	—	(749,998)	—	—	749,998	—	—	749,998
Deemed dividend of beneficial conversion feature	—	749,998	—	—	(749,998)	—	—	(749,998)
Net loss	—	—	—	—	—	—	(8,459,436)	(8,459,436)

Balances, January 1, 2019	923,670	$21,727,098	1,795,346	$1,796	$10,302,077	$—	$(10,572,919)	$(269,046)
Stock-based compensation	—	—	—	—	851,338	—	—	851,338
Preferred stock issuance costs		(52,073)
Preferred share conversion	(64)	(280)	64	—	280	—	—	280
Stock option exercises			10,570	10	50,759	—	—	50,769
Common stock issuances	—	—	334,422	334	9,697,962	—	—	9,698,296
Less: repurchased common stock	—	—	(46,123)	(46)	(1,145,922)	—	—	(1,145,968)
Common stock issuance costs	—	—	—	—	(19,029)	—	—	(19,029)
Unrealized loss on investment securities available-for-sale	—	—	—	—	—	(226)	—	(226)
Less: repurchased preferred stock	(609,013)	(7,500,000)	—	—	—	—	—	—
Deemed contribution from the redemption of preferred stock	—	(7,448,879)	—	—	7,448,879	—		7,448,879
Preferred stock redemption costs		(2,915)
Net loss	—	—	—	—	—	—	(8,503,948)	(8,503,948)

Balances, December 31, 2019	314,593	$6,722,951	2,094,279	$2,094	$27,186,344	$(226)	$(19,076,867)	$8,111,345

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(8,503,948)	$(8,459,436)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	300,561	138,800
Loss on disposal of equipment	483	2,570
Stock-based compensation	851,338	905,843
Noncash conversion of note payable to grant income	(50,000)	—
Noncash advertising	—	285,000
Changes in operating assets and liabilities:
Accounts receivable	(9,934)	(283,370)
Inventory	(1,253,732)	(487,124)
Prepaid expenses and other current assets	(136,669)	(408,827)
Deferred rent	(1,131,393)	(1,926,039)
Deposits	80,750	(33,772)
Other assets	2,598	(9,779)
Accounts payable	(60,741)	620,536
Payroll liabilities	307,911	133,091
Accrued expenses	161,881	66,750

Net cash from operating activities	(9,440,895)	(9,455,757)

Cash flows from investing activities
Purchase of property, equipment, and software	(2,423,965)	(564,550)
Deposits on equipment to be acquired	(14,699)	(153,107)
Purchase of investment securities available-for-sale	(12,485,435)	—
Proceeds from maturities of investment securities available-for-sale	7,000,000	—

Net cash from investing activities	(7,924,099)	(717,657)

Cash flows from financing activities
Payments on line of credit	(5,000,000)	(150,000)
Draw on line of credit	5,000,000	—
Proceeds from long-term debt	—	50,000
Issuance of common stock	9,698,296	4,055,005
Redemption of preferred stock	(7,503,195)	—
Issuance of preferred stock	—	21,999,994
Stock issuance costs	(71,102)	(272,896)
Common stock repurchases	(1,145,968)	—
Preferred stock repurchases	—	(1,525,163)
Stock options exercised	51,049	13,500

Net cash from financing activities	1,029,080	24,170,440

Net change in cash	(16,335,914)	13,997,026
Cash and cash equivalents, beginning of year	17,340,023	3,342,997

Cash and cash equivalents, end of year	$1,004,109	$17,340,023

Supplemental disclosures of cash flow information
Deemed contribution from redemption of preferred stock	$7,448,879	$—

Interest paid	$48,816	$50,139

Purchases of equipment included in deposits at the beginning of the year	$4,577	$357,929

Purchases of land included in prepaids and other current assets at the beginning of the year	$40,000	$—

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

The accompanying financial statements include the accounts of Laird Superfood, Inc. (the “Company” or “Laird Superfood”), a Delaware corporation. On July 3, 2018, the Company entered into a plan of conversion and was converted from a corporation under the laws of the State of Oregon to a corporation under the laws of the State of Delaware with an updated par value of $0.001 per share of common stock.

Nature of Operations

Laird Superfood, Inc. is an emerging consumer products platform focused on manufacturing and marketing highly differentiated, plant-based and functional foods from its headquarters in Sisters, Oregon. The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Hydrate hydration products and beverage enhancing supplements, and roasted and instant coffees, teas and hot chocolate. The Company was founded in 2015..

Basis of Accounting

The financial statements include the accounts of the Company. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and rules and regulations of the Securities and Exchange Commission (“SEC”). Operating results include the years ended December 31, 2019 and 2018.

Unaudited Pro Forma Financial Information

The unaudited pro forma information for the period ended December 31, 2019 has been prepared to give effect to (i) the automatic conversion of 162,243 outstanding shares of our Series A1 convertible preferred stock into the same aggregate shares of common stock as of December 31, 2019, and (ii) the automatic conversion of the 152,253 outstanding shares of our Series A2 convertible preferred stock into the same aggregate shares of common stock as of December 31, 2019, in each case as of immediately prior to the closing of a qualified initial public offering. The unaudited pro forma balance sheet information does not include the shares of common stock expected to be sold in, and related proceeds to be received from, the initial public offering.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

The following table represents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders for the years ended December 31 2019 giving effect to the automatic conversion of outstanding shares of our convertible preferred stock as of immediately prior to the closing of the initial public offering. The unaudited pro forma net loss per share attributable to common stockholders has been computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period or their issuance dates, if later. Shares of common stock expected to be sold in in the initial public offering, and the related proceeds received, are excluded from the calculation.

Year Ended December 31, 2019
Numerator
Net loss attributable to Laird Superfood, Inc. common stockholders	$(1,055,069)

Denominator
Weighted average common shares used to compute basic and diluted net loss per share attributable to common stockholders	1,834,025
Pro forma adjustment to reflect assumed conversion of preferred stock	851,923

Weighted average number of common shares used to compute basic and diluted pro forma net loss per share attributable to common stockholders	2,685,948

Basic and diluted:
Pro forma net loss per share to common stockholders, basic and diluted	$(0.39)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although management believes its estimates and assumptions are reasonable when made, they are based upon information available at the time they are made. Management evaluates the estimates and assumptions on an ongoing basis and, if necessary, makes adjustments. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions, and given the subjective element of the estimates and assumptions made, actual results may differ from estimated results. The most significant estimates and judgments impact allowances for doubtful accounts and returns, inventory obsolescence, valuation allowance for deferred taxes, and fair value of stock-based compensation.

Segment reporting

The Company currently has one operating segment. In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company considers operating segments to be components of the Company’s business for which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Management reviews financial information presented on a consolidated basis for purposes of allocation of resources and evaluating financial performance. Accordingly, the Company has determined that it has a single operating and reportable segment.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

Substantially all product sales for the periods provided were derived from domestic sales.

See Note 15 for additional information regarding sales by platform within the Company’s single segment.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid instruments with an original maturity of three months or less when purchased. For the purpose of the statements of cash flows, the Company includes cash on hand, cash in clearing accounts, cash on deposit with financial institutions and investments with an original maturity of three months or less in determining the total balance.

Concentration of Risk

The Company’s cash balances are held in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had $456,104 and $2,023,036 of cash balances in excess of insured limits at December 31, 2019 and 2018, respectively. Balances are held at high credit quality institutions and management believes the potential for losses on uninsured balances to be remote.

Accounts Receivable, net

Accounts receivable, net consists principally of trade receivables, which are recorded at the invoiced amount, net of allowances for doubtful accounts. Trade receivables do not bear interest. Receivables are considered past due or delinquent according to contract terms. Management closely monitors outstanding balances and writes off accounts receivable as they are determined uncollectible. The Company provides for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Based on these factors, management has established a $14,786 allowance for doubtful accounts as of December 31, 2019. There was no allowance as of December 31, 2018.

Investments

Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, net of income taxes. Management determines the appropriate classification of securities at the time of purchase. Investment securities are valued utilizing quoted prices in active markets. Gains and losses on the sales of available-for-sale securities are determined using the specific-identification method.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value and consists primarily of raw materials and packaging and finished goods. At December 31, 2019 and 2018, inventory was comprised of the following:

	December 31,
	2019	2018
Raw Materials and Packaging	$1,187,513	$680,420
Finished Goods	1,248,452	501,813

Total	$2,435,965	$1,182,233

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018, the Company did not have a charge related to inventory obsolescence as products are powder-based and have an extensive shelf life. As of December 31, 2019 and 2018, the Company had a total of $100,387 and $124,933, respectively, of prepayments for future raw materials inventory, which was included in prepaid expenses on the balance sheets.

Property and Equipment

Property and equipment are valued at cost, net of accumulated depreciation. Expenditures for maintenance and repairs that do not extend the useful life or increase the value of the assets are charged to expense in the period incurred. Additions and betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for depreciation purposes for furniture and factory equipment range from 3 to 10 years. The useful life for leasehold improvements is the lesser of the lease term or the useful life. Depreciation expense is allocated to general and administrative expenses and cost of goods sold upon the sale of inventory. For the years ended December 31, 2019 and 2018, depreciation expense was $300,561 and $138,800, respectively

As of December 31, 2019 and 2018, the Company had a total of $14,699 and $153,107, respectively, of deposits for future equipment purchases, which was included in deposits on the balance sheets.

Deferred Rent

Deferred rent includes tenant improvement costs that were incurred by the landlord, RII Lundgren Mill, LLC, in the build-out of the Company’s leased space and were reimbursed by the Company. These amounts are treated as additional rents and are expensed straight-line over the life of the lease.

Revenue Recognition

The Company’s significant accounting policy for revenue was updated as a result of the adoption of ASU 2014-09. The Company recognizes revenue in accordance with the five-step model as prescribed by ASU 2014-09 in which the Company evaluates the transfer of promised goods or services and recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASU 2014-09, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 15 for additional information regarding revenue recognition. The Company has elected, as a practical expedient, to account for the shipping and handling as fulfillment costs, rather than as a separate performance obligation. Methodologies for determining these provisions are dependent on customer pricing and promotional practices. The Company will record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates will be based on industry-based historical data, historical sales returns, if any, analysis of credit memo data, and other factors known at the time.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

Cost of Goods Sold

Cost of goods sold includes material, labor, and overhead costs incurred in the storage and distribution of products sold in the period. Material costs include the cost of products purchased. Labor and overhead costs consist of indirect product costs, including wages and benefits for manufacturing, planning, and logistics personnel, depreciation, facility costs and freight.

Shipping and Handling

Costs of shipping and handling related to sales revenue are included in cost of goods sold. Shipping and handling costs totaled $1,751,142 and $1,505,341 for the twelve months ended December 31, 2019 and 2018, respectively. Income generated from shipping costs billed through to customers was included in Sales, net in the statements of operations. Shipping income totaled $464,551 and $450,523 for the twelve months ended December 31, 2019 and 2018, respectively.

Research and Product Development

Amounts spent on research and development activities are expensed as incurred as research and product development expense on the statements of operations. Research and product development expense was $324,284 and $119,487 for the years ended December 31, 2019 and 2018, respectively.

Advertising

Advertising and marketing costs are expensed when incurred. Advertising and marketing expenses for the years ended December 31, 2019 and 2018 was $4,289,252 and $3,391,552, respectively.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of income taxes currently due and deferred tax assets and liabilities. The Company may also be subject to interest and penalties from taxing authorities on underpayment of income taxes. In such an event, interest and penalties are included in income tax expense. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Due to the historical net loss position of the Company, the Company recorded a full deferred tax valuation allowance of $4,584,174 and $2,407,375 as of December 31, 2019 and 2018, respectively.

Repurchased Stock

Management presents repurchased stock (at cost) as a reduction in the stockholders’ equity section to more clearly reflect the historical stock repurchase transactions. There were eight common stock repurchase transactions during the year ended December 31, 2019, totaling 46,123 shares of common stock and $1,145,968. There were 13 stock repurchases transaction during the year ended December 31, 2018, totaling 78,043 shares of common stock and $1,525,163. Repurchases were valued at a price consistent with or less than the most recent private equity offering by the Company.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

Stock Incentive Plan

The compensation cost relating to share-based payment transactions is recognized in the financial statements. The cost is measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost for all employee stock awards is calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation cost for all consultant stock awards is calculated and recognized over the consultant’s service period based on the grant date fair value of the equity or liability instruments issued. Upon exercise of stock awards, recipients are issued shares of common stock. Pre-vesting forfeitures result in the reversal of all compensation cost as of the date of termination, post-vesting cancellation does not.

Earnings per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock that were outstanding during the period. Diluted earnings per share is similarly determined, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if all dilutive potential common stock and preferred stock had been issued and are calculated under the treasury stock method. Due to the Company’s net loss, all stock options and convertible preferred stock are anti-dilutive and excluded.

License Agreement – Intangible Asset

On August 3, 2015, the Company entered into a license agreement with Laird Hamilton (the “LH License”). The LH License stated Laird Hamilton’s contribution to the Company was in the form of intellectual property, granting the Company the right to use Laird Hamilton’s name and likeness. This contribution, which was reported on the balance sheets as of December 31, 2019 and 2018, was valued at $132,000 and satisfied with the issuance of 330,000 shares of common stock. The Company has determined that the intangible asset associated with the LH License has an indefinite life, as there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company. Please see Note 14 for more information on the Company’s related party transaction with Mr. Hamilton.

On May 2, 2018, the Company entered into a license agreement with Gabrielle Reece (the “GR License”). Pursuant to the GR License, Gabrielle Reece granted the Company rights to her name, signature, voice, picture, image, likeness and biographical information commencing on July 1, 2015. This contribution, which is reported on the balance sheets as of December 31, 2019 and 2018, was valued at $100 based on the consideration exchanged. The Company has determined that the intangible asset associated with the GR License has an indefinite life, as there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company. Please see Note 14 for more information on the Company’s related party transaction with Ms. Reece.

On November 19, 2018, the Company executed a License and Preservation Agreement with Laird Hamilton and Gabrielle Reece which superseded the predecessor license agreements with both individuals. The agreement added specific terms related to noncompetition and allowable usage of the property under the license. No additional consideration was exchanged in connection with the agreement and the life of the agreement was set at 100 years. As indefinite-lived intangibles, the Company assesses qualitative factors each reporting period to determine whether events and circumstances exist that indicate that the fair values of the licensing agreements were less than the

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

carrying amounts. Upon considering these factors, the Company determined it was more likely than not that the fair values of the LH License and the GR License were not less than the carrying amounts; therefore, the Company recognized no impairment for the years ended December 31, 2019 and 2018.

Employee Benefit Plan

We sponsor a defined contribution 401(k) plan (the “401(k) plan”) for all employees 18 years or older. The 401(k) plan was initiated on July 1, 2018. Employee contributions may be made on a before-tax basis, limited by Internal Revenue Service regulations. For the period ended December 31, 2019 and 2018, we did not match employee contributions.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current GAAP and replace it with a principle-based approach for determining revenue recognition. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-11, ASU No. 2016-12, and ASU No. 2016-20, all of which clarify certain implementation guidance within ASU 2014-09. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 for public companies and is effective for interim and annual periods beginning after December 15, 2018 for non-public companies. The Company’s adoption of ASU 2014-09 on January 1, 2019 did not have a material effect on the results of operations, financial position or cash flows of the Company. See Note 15 for additional discussion.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall” (“ASU 2016-01”) to make targeted improvements to GAAP on accounting for financial instruments. The guidance in ASU 2016-01 is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The Company adopted ASU 2016-01 on January 1, 2019 with no material impact on the Company’s financial position, results of operations and liquidity.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”). The guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company adopted the standard on January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation–Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), clarifying when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition or the classification of

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

the award is not the same immediately before and after a change to the terms and conditions of the award. The new guidance is effective for the Company on a prospective basis beginning on January 1, 2018, with early adoption permitted. The Company adopted the standard on January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815); I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception” (“ASU 2017-11”). The ASU 2017-11 addresses the complexity of accounting for certain financial instruments with down round features, changing the classification analysis of certain equity-linked financial instruments with down round features by updating the guidance such that a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The ASU 2017-11 further clarifies existing disclosure requirements for equity-classified instruments and recharacterize the indefinite deferral of certain provisions of Topic 480 to a scope exception. The Company early adopted ASU 2017-11 on January 1, 2018. The adoption of ASU 2017-11 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation- Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), expanding the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for public entities for years beginning after December 15, 2018, including interim periods within that year. For all other entities, the amendments are effective for years beginning after December 15, 2019, and interim periods with years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 in conjunction with ASC 606 as of January 1, 2019. The adoption of ASU 2018-07 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)” (“ASU 2018-15”). The ASU clarifies and aligns the accounting for implementation costs for hosting arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018- 15 is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2019. The Company early adopted ASU 2018-15 on January 1, 2018 using the prospective method of adoption. The adoption of this ASU did not have a material impact on the Company’s financial results, results of operations or liquidity.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for public companies for all interim and annual reporting periods beginning after December 15, 2018. For all other entities, it is effective for interim and annual reporting periods beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

operating leases existing at, or entered into after, the beginning of the earliest period presented in the financial statements. The Company expects to adopt the provisions of this statement in the first quarter of its fiscal year ending December 31, 2021 and is currently assessing the potential impact on its financial position, results of operations and liquidity.

JOBS Act Accounting Election

If the Company elects to become publicly traded in the future, the Company will consider becoming an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Should the Company become public, we could elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. Currently, as a private company, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are available to be issued.

In September 2019 the Company began an equity round of funding with private investors, of which $9,698,238 in funding was received prior to December 31, 2019, and an incremental $1,997,665 through March 11, 2020.

On April 13, 2020, the Company completed a private placement to a third party investor for 383,142 shares of its Series B-1 Preferred Stock for total proceeds of $10,000,006, or $26.10 per share. The Series B-1 Preferred Stock carries certain customary protective provisions and, among other customary rights, the investor has elected one member to Laird Superfood’s board of directors to represent the Series B stockholders. The Company’s shares of preferred stock are non-participating, and voluntarily convertible to common stock at the option of the holder (with an initial conversion ratio of 1:1), or mandatorily convertible to common stock upon the event of a qualifying initial public offering.

In connection with the closing of the private placement of Series B-1 Preferred Stock on April 13, 2020, the Company entered into a Stockholder Agreement with the investor, under which the Company granted the investor (i) the right to purchase a specified percentage of the Company’s common stock in the event of an initial public offering of the Company’s common stock or in a concurrent private placement (the “Participation Right”), (ii) the right to designate one member to Laird Superfood’s board of directors, and (iii) the right to designate a representative as an observer to Laird Superfood’s board of directors, in each case for so long as the investor and its affiliates hold more than five percent of the shares of the Company’s outstanding common stock. The Participation Right will terminate in the event of an initial public offering of the Company’s common stock, but the investor’s right to designate a member of the board of directors for election and an observer of the board of directors will continue for so long as the investor holds more than five percent of the outstanding common stock of the Company. The Company also issued a warrant to purchase common

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

stock to the investor on April 13, 2020, which provides that if the investor exercises the Participation Right for $10,000,000 of shares of the Company’s common stock, the investor will be entitled to purchase at the time of the closing of the offering, for $0.01 per share, a number of shares of the Company’s common stock equal to ten percent of the shares then held by the investor and its affiliates (including shares issuable upon conversion of the Series B-1 Preferred Stock), but excluding the amounts purchased by the investor or its affiliates in the offering or otherwise.

On May 26, 2020, the Company executed a License and Preservation Agreement with Laird Hamilton, a significant stockholder, and Gabrielle Reece, an immediate family member of Mr. Hamilton, which superseded the predecessor license and preservation agreement with both individuals. Among other modifications, the agreement (i) modified certain approval rights of Mr. Hamilton and Ms. Reece for use of their respective images, signatures, voices, and names (other than those owned by the Company), rights of publicity and common law and statutory rights to the foregoing in the Company’s products, (ii) modified certain assignment, change of control and indemnification provisions, and (iii) granted the Company the right to extend the term of the agreement for additional ten-year terms upon the expiration of the initial one-hundred year term. No additional consideration was exchanged in connection with the agreement.

2. Prepaid Expenses and Other Current Assets

The following table presents the components of prepaid expenses and other current assets at December 31, 2019 and 2018:

	December 31,
	2019	2018
Prepaid advertising	$74,400	$—
Prepaid inventory	100,387	124,933
Prepaid insurance	37,251	24,802
Prepaid subscriptions and license fees	193,257	49,190
Prepaid consulting	69,813	124,504
Prepaid, other	71,445	61,603
Other current assets	44,255	109,107

Total prepaid expenses and other current assets	$590,808	$494,139

During the year ended December 31, 2017, the Company provided services to a third-party media and advertising company. The Company did not receive any cash payment for this service; however, the third-party awarded the Company with $300,000 worth of future advertising, which was recorded as other income in the statement of operations. During the twelve months ended December 31, 2018, the Company used $300,000 of the total awarded amount. During the years ended December 31, 2019, the Company did not use any of the total awarded amount as the credits were fully utilized in 2018. The balance at the end of December 31, 2019 in the amount of $74,400 relates to podcast advertising deposits that are anticipated to run in the first quarter of 2020.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

3. Investment securities

Investment securities at December 31, 2019 consisted of the following:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2019
U.S Treasuries	$5,485,435		$(226)	$5,485,209

Total investment securities available-for-sale	$5,485,435	$-	$(226)	$5,485,209

The investments have been in an unrealized loss position for less than twelve months. The amortized cost and estimated fair value of investment securities at December 31, 2019, by contractual maturity, are shown below.

	Available-for-sale
	Amortized cost	Estimated fair value
Due in one year or less	$5,485,435	$5,485,209

Total investment securities available-for-sale	$5,485,435	$5,485,209

Investment securities with an estimated fair value of $5,485,209 at December 31, 2019 were pledged to secure our revolving line of credit. See Note 5 for additional information.

The Company had maturities of five investment securities totaling $7,000,000 during the year ended December 31, 2019 and recognized a gain of $7,664.

4. Fair Value Measurements securities

Factors used in determining the fair value of our financial assets and liabilities are summarized into three broad categories:

•	Level 1 – quoted prices in active markets for identical securities as of the reporting date;

•	Level 2 – other significant directly or indirectly observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds and credit risk; and

•	Level 3 – significant inputs that are generally less observable than objective sources, including our own assumptions in determining fair value.

The factors or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following tables summarize assets measured at fair value on a recurring basis (in thousands):

Fair Value at December 31, 2019	Level 1	Level 2	Level 3
U.S Treasuries	$5,485,209	$-	$-

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

The Company did not have any assets measured at fair value on a recurring basis at December 31, 2018.

The Company believes the carrying amounts of Cash and cash equivalents, Accounts receivable, Prepaid expenses and other current assets, Deposits, Other Assets, Accounts payable, Payroll liabilities and Accrued expenses are a reasonable approximation of the fair value of those financial instruments because of the nature of the underlying transactions and the short-term maturities involved.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

The Company’s non-financial assets, such as License agreements-intangibles, Inventory and Property and equipment, net, are recorded at fair value when an impairment is recognized.

5. Revolving Lines of Credit

On February 5, 2019, the Company entered into a revolving line of credit with First Interstate Bank (“FIB”) in a principal amount not exceeding $5,000,000. The line of credit is secured by the Company’s investment account held at FIB. The outstanding amounts under the line of credit have an interest rate calculated as LIBOR plus 2.0% per annum until paid in full. The loan agreement was renewed by the Company on February 26, 2020 and has a maturity date of February 5, 2021. The balance on the line of credit was $0 as of December 31, 2019. Management was in compliance with all financial covenants as of December 31, 2019.

On August 10, 2017, the Company entered into a revolving line of credit with East Asset Management, LLC (“East”) in a principal amount not exceeding the lesser of the borrowing base or $3,000,000. Upon the mutual agreement of the Company and East, the primary revolving line of credit may be expanded to $10,000,000, subject to an increase in the borrowing base. The borrowing base is comprised of (a) up to 90% of eligible accounts receivable aged 90 days or less from due date utilizing the average of a trailing three months of actual book value, plus (b) up to 90% of inventory and prepaid inventory book values utilizing the average of a trailing three months of actual book value. The outstanding amounts under the line of credit have a fixed interest rate of 15% per annum until paid in full and the line of credit has a maturity date of August 10, 2022. In the event of default, the interest rate would increase to 20% while such default exists. The line of credit is secured by a security interest in accounts receivable and inventory.

The balance on the line of credit was $0 as of both December 31, 2019 and 2018. Management was in compliance with all financial covenants as of December 31, 2019 and 2018.

A secondary line of credit with East in an amount up to $200,000 is available to the Company, which is not subject to the requirements of the borrowing base. The secondary line of credit is secured by a security interest in the Company’s accounts receivable and inventory. The secondary line is available with the same draw and payback conditions as the primary line.

East was also granted a right of first refusal on any future equity offerings by the Company to purchase up to 20% of equity in any such offerings at a 20% price per share discount, excluding (a) shares representing, in the aggregate, not more than five percent of the Company’s issued and outstanding capital stock on a fully-diluted basis, issued to employees, consultants or directors

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

pursuant to incentive plans; (b) shares issued for consideration other than cash pursuant to a merger, consolidation, strategic alliance, acquisition or similar business combination; (c) shares issued in connection with any distribution dividend, conversion or recapitalization; (d) shares issued pursuant to any bona fide arms’ length equipment loan or leasing agreement, real property leasing agreement, or debt financing from a financial institution; (e) shares issued in connection with strategic transactions involving the Company and other entities, such as joint ventures, manufacturing, marketing or distribution agreements (provided that in the case of clauses (d) and (e), such issuance represents ten percent or more of the Company’s issued and outstanding capital stock on a fully-diluted basis); and (f) shares issued pursuant to a registration statement filed under the Securities Act of 1933, as amended, in connection with an initial public offering.

6. Long-term Debt

The following table presents the components of long-term debt:

	December 31,
	2019	2018
Forgivable loan, City of Sisters	$51,000	$51,000
Forgivable loan, Deschutes County	-	50,000

Long-term debt	$51,000	$101,000

City of Sisters

On May 30, 2017, the Company entered into a forgivable loan agreement with the City of Sisters in the amount of $51,000. This forgivable loan was issued to help the Company expand its business operations in the city of Sisters, Oregon through eligible jobs. The Company has until May 30, 2020 to create jobs for 30 full-time employees with an average annual salary of $40,000 per person, and, once created and filled, the Company must maintain those jobs for an additional period of three years for the loan to be converted to a grant. If the requirements are not met, the Company is required to pay the loan in full, including interest of 8 percent per annum on the unpaid principal amount. The Company created the eligible jobs as of April 1, 2018.

Deschutes County

On April 11, 2018, the Company entered into a forgivable loan agreement with Deschutes County, Oregon in an amount up to $50,000. This forgivable loan was issued to help the Company expand its business operations in the city of Sisters, Oregon by increasing employment and investing in equipment and building improvements. Per the agreement, the Company had until December 31, 2019 to create jobs for 25 full-time employees with an average annual salary of $47,960 per person, and, once created and filled, must maintain those eligible jobs for an additional period of one year for the loan to be converted to a grant. If the requirements are not met, the Company would have been required to pay the loan in full, including interest of 8 percent per annum on the unpaid principal amount. The Company created the eligible jobs as of March 19, 2018 and received funds from the forgivable loan on June 22, 2018. The Company met the one-year requirement and the loan was converted to a grant effective June 12, 2019.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

7. Property and Equipment

Property and equipment is comprised of the following as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Factory equipment	$2,011,297	$929,195
Land	947,394	-
Furniture and office equipment	465,972	175,374
Leasehold improvements	194,696	42,031
Construction in process	-	7,979

	3,619,359	1,154,579
Accumulated depreciation	(466,073)	(168,791)

Property and equipment, net	$3,153,286	$985,788

8. Commitments and Contingencies

The Company historically leased its warehouse space under a commercial lease with DDA Realty, LLC (formerly owned by Personalized Nutrients, LLC), dated September 30, 2016. The lease commenced on October 1, 2016, with monthly payments of $3,000 and a lease term that expired June 30, 2017. Under mutual agreement of both parties, the Company continued leasing the warehouse space through February 2018 on a month-to-month basis.

The Company historically leased office space under operating leases with Sisters Commercial II LLC. The original lease commenced on May 3, 2017, with additional suite leases beginning on January 4, 2018, February 16, 2018 and May 21, 2018. Total monthly payments for all office spaces was $1,975 and was on a month-to-month basis. On September 11, 2019 the Company provided 30-day written notice of intent to vacate the properties and terminated the lease as of October 11, 2019.

The Company currently leases its warehouse space under a commercial lease with RII Lundgren Mill, LLC, dated March 1, 2018. The lease commenced March 1, 2018 with monthly payments of $6,475, to escalate after 24 months by the lesser of 3% or the CPI index adjustment. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods. The landlord has paid for many tenant improvements; however, the Company committed to reimbursing the landlord, in additional rents, for specific improvements. On November 20, 2018, the Company completed the reimbursement of $797,471. The Company also issued the landlord 1,000 stock options on April 15, 2018 with a strike price of $15.00 per share in conjunction with this lease agreement.

The Company executed a second lease for additional warehouse and office space under a commercial lease with RII Lundgren Mill, LLC, dated December 17, 2018. The lease commenced on July 1, 2019 with monthly payments of $12,784, to escalate after 24 months by the lesser of 3% or the CPI index adjustment. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods. The landlord has paid for many tenant improvements; however, the Company committed to reimbursing the landlord, in additional rents, for specific improvements. On December 20, 2018, the Company completed the initial reimbursement of

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

$1,202,529. The Company made the final reimbursement in the amount of $1,399,001 on December 31, 2019.

On January 25, 2019, the Company executed a commercial lease agreement for storage space with Earthwood Development, LLC. The initial lease term is six months and commenced on March 1, 2019. Monthly payments are $415. Under mutual agreement of both parties, the Company is continuing to lease the warehouse space on a month-to-month basis.

On April 18, 2018, the Company executed a land real estate sales agreement, securing an option to acquire lots adjacent to its current manufacturing facility for an earnest money deposit of $40,000. The Company elected to complete the land purchase in Sisters, Oregon for an additional $903,506 on March 15, 2019.

On May 26, 2019, the Company executed and commenced an agricultural license agreement for the lease of agricultural land in Hanalei, Hawaii with PRW Princeville Development Company LLC. Total monthly payments will be the greater of $1,000 or eight percent of total monthly gross sales of the business done and/or generated on, in, into or from the premises. The initial lease term is five years, with one option to extend the term by five years. The agreement was subsequently amended on September 19, 2019 to include a termination clause if the storefront and property in the Hanalei, Hawaii Lease, discussed below, is not executed. The amendment also expanded the permitted access to include access through other property to the public roadway.

On May 26, 2019, the Company executed a license agreement with PRW Princeville Development Company LLC for storefront and property in Hanalei, Hawaii. Initially, total monthly payments will be the greater of $1,000 or eight percent of total monthly gross sales of the business done and/or generated on, in, into or from the property. The initial lease term is five years, with one option to extend the term by five years. The agreement will commence upon receipt of applicable permits, and if not obtained by January 1, 2020, the lease will terminate. The agreement was subsequently amended on September 19, 2019 to extend the initial permitting period from January 1, 2020 to July 1, 2020, and the payment terms to include the monthly minimum lease payment due the first of the month, with a reconciliation to gross sales in the subsequent month.

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2019:

Payments Due by Period	Operating Leases(1)	Note Payable	Total
2020	$233,047	$-	$233,047.00
2021	237,737	51,000	288,737
2022	244,869	-	244,869
2023	252,216	-	252,216
2024	259,782	-	259,782
Thereafter	1,132,122	-	1,132,122

	$2,359,773	$51,000	$2,410,773

(1)	Operating lease obligations related to our manufacturing facility leases dated March 1, 2018 and December 17, 2018.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

Rent expense is allocated to general and administrative expenses and cost of goods sold upon the sale of inventory. Rent expense for the years ended December 31, 2019 and 2018 was $520,835 and $220,588, respectively.

9. Deferred Tax Assets and Liabilities

The provision for income taxes results in effective tax rates which are different than the U.S. federal income tax statutory rate. A reconciliation of the differences for the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Expected income tax benefit at federal statutory rate	$1,785,829	$1,776,482
Expected income tax benefit at state statutory rates net of federal tax benefit	364,820	362,910
Stock based compensation	(231,609)	(229,090)
Change in valuation allowances – net	(2,176,799)	(1,965,156)
Other – net	257,759	54,854

Benefit from income taxes	$-	$-

Effective tax rate	0%	0%

The Company had a tax net loss for the twelve months ended December 31, 2019 and 2018, and therefore expects no assessment of income taxes for such periods. Additionally, the net deferred tax assets are fully allowed for. Accordingly, there was no provision for, or benefit from, income taxes reported for the years ended December 31, 2019 and 2018. The Company’s deferred tax assets and liabilities consisted of the following as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Noncurrent deferred tax assets:
Federal net operating loss carryforwards	$3,470,371	$1,993,273
State net operating loss carryforwards	1,285,488	675,523
Accrued – PTO	53,525	-

Total noncurrent deferred tax assets	4,809,384	2,668,796
Noncurrent deferred tax liabilities:
Federal depreciation and amortization	$179,720	$184,883
State depreciation and amortization	45,490	76,538

Total noncurrent deferred tax liabilities	225,210	261,421
Net noncurrent deferred tax assets	$4,584,174	$2,407,375
Valuation allowance	(4,584,174)	(2,407,375)

Total net noncurrent deferred tax assets	$-	$-

The Company assesses its deferred tax assets and liabilities to determine if it is more likely than not they will be realized; if not, a valuation allowance is required to be recorded. Based on this guidance, the Company provided a valuation allowance for the full amount. The net increase in the valuation allowance for deferred tax assets and liabilities for the twelve months ended December 31, 2019 and 2018 was $2,176,799 and $1,965,156, respectively. This valuation allowance included the

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

estimated tax benefit of $59 related to the unrealized loss on investment securities available-for-sale. At December 31, 2019 and December 31, 2018, the Company had U.S. federal net operating losses (“NOLs”) totaling approximately $17,546,110 and $10,174,054 respectively. The Company had federal NOLs at December 31, 2019 and 2018 totaling approximately $1,868,077 from 2017 and prior years that can be carried forward for 20 years, which begin to expire in 2036. At December 31, 2019 and 2018, the Company had federal NOLs totaling approximately $15,678,033 and $8,305,977, respectively from 2018 and future years that can be carried forward indefinitely.

GAAP requires management to evaluate and report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether there are any tax positions that have met the recognition threshold and has measured the Company’s exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. U.S. and state jurisdictions have statutes of limitations that generally range from 3 to 5 years.

10. Stock Incentive Plan

The Company adopted a stock incentive plan (the “2018 Stock Incentive Plan”) on November 19, 2018, to provide common stock options to Company employees and consultants. Previously, the Company was subject to its 2016 stock incentive plan (the “2016 Stock Incentive Plan,” or collectively the “Stock Incentive Plans”). Under the Company’s Stock Incentive Plans, the Company may award incentive stock options, non-qualified stock options, and restricted stock. The Stock Incentive Plans were established to reward employees and others who contribute to the success and profitability of the Company, and to give such individuals an interest in the Company, thereby enhancing their personal interest in the Company’s continued success. The Stock Incentive Plans also assists the Company in attracting and retaining key employees and consultants.

The Stock Incentive Plans prescribe various terms and conditions for the award of options and the total number of shares authorized for this purpose. For options, the strike price is equal to the fair market value of the Company’s stock price at the date of grant. Generally, options become exercisable based on years of service and vesting schedules, and expire after (i) a period of ten years from the date of grant, (ii) three months following the date of termination of employment from the Company, (iii) one year following the date of termination from the Company by reason of death or disability, (iv) the date of termination of employment for cause, or (v) the fifth anniversary of the date of the grant if it is held by a 10 percent or greater stockholder.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

The following table summarizes the Company’s stock option activity during the years ended December 31, 2019 and 2018:

	December 31, 2019
	Options Activity	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate intrinsic value
Balance at January 1, 2019	320,750	$11.98	7.13	$4,057,973
Granted	148,950	24.78
Exercised/released	(10,570)	4.80
Cancelled/forfeited	(64,866)	12.91

Balance at December 31, 2019	394,264	$16.83	7.17	$4,799,381

Exercisable at December 31, 2019	188,253	$11.65	6.20	$3,265,254

	December 31, 2018
	Options Activity	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate intrinsic value
Balance at January 1, 2018	154,850	$4.86	8.73	$1,570,800
Granted	171,150	18.42
Exercised/released	(2,000)	6.75
Cancelled/forfeited	(3,250)	15.23

Balance at December 31, 2018	320,750	$11.98	7.13	$4,057,973

Exercisable at December 31, 2018	94,402	$5.24	7.66	$1,830,028

Stock-based compensation expense is recognized ratably over the requisite service period for all awards. As a result of applying the provisions of ASC 718, “Compensation- Stock Compensation’ (“ASC 718”) and ASC 505-50, “Equity, Equity-Based Payment to Non-Employees” (“ASC 505-50”) during the year ended December 31, 2019 the Company recognized stock compensation expense of $846,436 and $69,375 in bonuses which were paid out in common stock, and $905,843 for the year ended December 31, 2018.

At December 31, 2019 and 2018, there was $1,474,669 and $1,233,473, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements.

ASC 718 and ASC 505-50 requires the use of the fair-value-based method for measuring the value of stock-based compensation. The Company estimates the fair value of each stock option award on the date of grant using a Black-Scholes option-pricing model. The estimated fair value of each grant of stock options awarded during the twelve months ended December 31, 2019 and 2018 was determined using the following assumptions:

•	Expected Term. Due to the lack of a public market for the trading of shares of the Company’s common stock and the lack of sufficient company-specific historical data, the expected term

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

of employee stock options is determined using the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”), whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.

•

Risk-free Interest Rate. The risk-free interest rate is based on the interest rate payable on United States Treasury yield curve in effect at the time of grant for a period that is commensurate with the assumed expected term.

•	Dividend Yield. The dividend yield is 0% because the Company has never paid, and for the foreseeable future does not expect to pay, dividend on its shares of common stock.

•

Expected Volatility. The expected volatility is based on the volatility of the Company’s stock price from historical private offerings, combined with the historical stock prices of identified peer companies. Given the limited history of both the Company and comparable publicly traded peer companies, the available historical stock prices do not cover the expected term of the option. However, the Company determined that the calculated volatility still provides an appropriate basis for a reasonable and fair estimate.

The inputs and assumptions used to estimate the fair value of share-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, the Company’s share-based compensation expense could be materially different for future awards.

For the twelve months ended December 31, 2019 and 2018, the grant-date fair value of stock options was estimated at the time of grant using the following weighted-average inputs and assumptions in the Black-Scholes option pricing model:

	Years Ended December 31,
	2019	2018
Weighted-average expected volatility	61.50%	60.44%
Weighted-average expected term (years)	6.01	5.95
Weighted-average expected risk-free interest rate	2.28%	2.75%
Dividend yield	0.00%	0.00%

Weighted-average fair value of options granted	$14.30	$10.63

11. Preferred Stock

The Company is authorized to issue 1,329,680 shares of preferred stock at a par value of $0.001, including 1,117,426 shares of Series A-1 Preferred Stock, including 609,078 which were undesignated preferred, and 152,253 shares of Series A-2 Preferred Stock, of which 162,340 shares of Series A-1 Preferred Stock and 152,253 shares of Series A-2 Preferred Stock were outstanding as of December 31, 2019; and 771,417 shares of Series A-1 Preferred Stock and 152,253 shares of Series A-2 Preferred Stock were outstanding as of December 31, 2018.

Series A-1 and A-2 Preferred Stock

Effective November 19, 2018, the Company executed a capital transaction of $25,000,000 with a private investor, with $15 million funded at the closing date and an additional $10,000,000 to be funded one year following the execution. The additional tranche was determined to be embedded in

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

the initial agreement and not subject to bifurcation accounting. The investing entity received Series A1 Preferred stock, carrying certain standard protective provisions.

In conjunction with this equity infusion, in November and December 2018, the Company further sold to existing stockholders an additional $7,000,000 of shares of Series A-1 and A-2 Preferred Stock, carrying the same standard protective provisions noted above, partially offset by redemptions of common stock of $670,133. One additional redemption of common stock was completed in January 2019 for $1,079,878.

All shares of Series A-1 and A-2 Preferred Stock issued are convertible into common stock at any time at the option of the holder, or mandatorily convertible into common stock upon the event of an initial public offering. The Series A-1 and A-2 Preferred Stock are redeemable upon the occurrence of a deemed liquidation event. The Company determined that this redemption feature requires classification of both Series A-1 and A-2 Preferred Stock as mezzanine equity in our balance sheet as of December 31, 2019 and December 31, 2018. Shares of preferred stock are entitled to non-cumulative dividends paid on as as-converted basis when, and if, paid to common stock. In the event of liquidation, shares of preferred stock receive a per share amount equal to the greater of the original purchase price plus accrued dividends in preference of the common stockholders, or the amount that holders of preferred stock would receive on an as-converted basis. Preferred stock carry pro rata participation rights in subsequent issuances of securities.

Shares of Series A-2 Preferred Stock were issued at a 20% discount, based on preexisting terms in a line of credit agreement with the investor. As a result, the $673,133 was recorded as a reduction to additional paid-in-capital in 2018 and was considered a deemed dividend increasing the net loss attributable to common stockholders.

On November 18, 2019, the Company negotiated the repurchase of 609,013 shares of Series A-1 Preferred Stock from a private investor for $7,500,000, or $12.32 per share. At of the time of repurchase, the carrying value of the shares of Series A-1 Preferred Stock outstanding on the balance sheet was $14,999,901, or a value of $24.63 per share. The favorable rate at which the shares were able to be negotiated resulted in a deemed contribution of $7,448,879 which was included in net loss available to common stockholders.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

12. Earnings per Share

Basic earnings per share is determined by dividing net loss attributable to Laird Superfood, Inc. common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similarly determined, except that the denominator is increased to include the number of additional common and preferred shares that would have been outstanding if all dilutive potential common and preferred shares had been issued. Dilutive potential common and preferred shares consist principally of employee stock options and convertible preferred stock issued by the Company and are calculated using the treasury stock method. Basic earnings per share is reconciled to diluted earnings per share in the following table:

	Years Ended December 31,
	2019	2018
Net loss	$(8,503,948)	$(8,459,436)
Deemed dividend of beneficial conversion feature	-	(749,998)
Deemed contribution from the redemption of preferred stock	7,448,879

Net loss attributable to Laird Superfood, Inc. common stockholders	$(1,055,069)	$(9,209,434)

Weighted average shares outstanding - basic	1,834,025	1,770,781
Dilutive securities	-	-

Weighted average shares outstanding - diluted	1,834,025	1,770,781

Common stock equivalent shares excluded due to anti-dilutive effect	1,246,187	422,327

Basic and diluted:
Net loss per share (basic)	$(0.58)	$(5.20)

Net loss per share (diluted)	$(0.58)	$(5.20)

13. Concentrations

The Company had 81 percent trade accounts receivable from three customers at December 31, 2019. The Company had 24 percent of trade accounts receivable from two customers at December 31, 2018.

The Company had 55 percent of accounts payable due to four vendors at December 31, 2019. The Company had 84 percent of accounts payable due to two vendors at December 31, 2018.

The Company sold a substantial portion of products to one customer (11%) for the year ended December 31, 2019. As of December 31, 2019 the amount due from this customer included in accounts receivable was $176,957. The Company had no significant revenue concentration for the year ended December 31, 2018. The loss of a significant customer, or the failure to attract new customers, could have an adverse effect on the Company’s business, results of operation and financial condition.

The Company purchased a substantial portion of products from three suppliers (66%) for the year ended December 31, 2019, and from three suppliers (70%) for the year ended December 31, 2018. The loss of any major supplier could have a material adverse impact on the Company’s results of operations, cash flows and financial position.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

14. Related Party

The Company conducts business with suppliers and service providers who are also stockholders of the Company. From time to time, service providers are offered shares of common stock as compensation for their services. Shares provided as compensation are calculated based on the fair value of the service provided and the most recent equity offering price per share. Additional material related party transactions are noted below.

License Agreements

On November 19, 2018, the Company executed a License and Preservation Agreement with Laird Hamilton, a significant stockholder, and Gabrielle Reece, an immediate family member of Mr. Hamilton, which superseded the predecessor license agreements with both individuals. The agreement added specific terms related to noncompetition and allowable usage of the property under the license. No additional consideration was exchanged in connection with the agreements and the life of the agreement was set at 100 years.

On May 2, 2018, the Company entered into the GR License. Pursuant to the GR License, Gabrielle Reece granted the Company rights to her name, signature, voice, picture, image, likeness and biographical information commencing on July 1, 2015 in exchange for $100. See additional discussion related to the GR License in Note 1 of the financial statements.

On August 3, 2015, the Company entered into the LH License. This agreement stated Laird Hamilton’s contribution to the Company was in the form of intellectual property, granting the Company the right to use Laird Hamilton’s name and likeness in exchange for 330,000 shares of equity in the Company valued at $132,000. See additional discussion related to the LH License in Note 1 of the financial statements.

15. Revenue Recognition

On January 1, 2019, the Company adopted ASU 2014-09, using the modified retrospective method for all contracts not completed as of the date of adoption. Adoption of ASU 2014-09 did not have a material effect on the results of operations, financial position or cash flows of the Company. See additional discussion in Note 1. Additionally, the Company evaluated the impact of the new standard on certain common practices currently employed by us and by other manufacturers of consumer products, such as scan-based trading, product rebate and other pricing allowances, product returns, trade promotions, sales broker commissions and slotting fees, which are estimated at the end of each reporting period.

The Company’s primary source of revenue is sales of coffee creamers, hydration and beverage enhancing supplements, and coffee, tea and hot chocolate products. The Company recognizes revenue when control of the promised good or service is transferred to the customer and in amounts that the Company expects to collect. The timing of revenue recognition takes into consideration the various shipping terms applicable to the Company’s sales. Each delivery or shipment made to a third party customer is considered to satisfy a performance obligation. Performance obligations generally occur at a point in time and are satisfied when control of the goods passes to the customer. The Company is entitled to collection of the sales price under normal credit terms.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

In accordance with ASC Topic 606, the Company disaggregates net sales from contracts with customers based on the characteristics of the products sold:

	Years ended December 31,
	2019		2018
	$	% of Total	$	% of Total
Coffee Creamers	$9,330,678	71.2%	$5,611,857	67.7%
Hydration and Beverage Enhancing Supplements	2,022,269	15.4%	956,967	11.5%
Coffee, Tea, and Hot Chocolate Products	1,930,434	14.7%	1,347,297	16.2%
Other	471,097	3.6%	233,024	2.8%

Gross Sales	13,754,478	105.0%	8,149,145	98.3%
Shipping income	464,551	3.5%	450,523	5.4%
Returns and discounts	(1,115,301)	-8.5%	(308,586)	-3.7%

Sales, net	$13,103,728	100.0%	$8,291,082	100.0%

The Company generates revenue through three channels: online, wholesale, and food service:

	Years ended December 31,
	2019		2018
	$	%	$	%
Online	$7,646,864	58.4%	$5,729,258	69.1%
Wholesale	5,295,024	40.4%	2,560,199	30.9%
Food Service	161,840	1.2%	1,625	0.0%

Sales, net	$13,103,728	100.0%	$8,291,082	100.0%

Contract assets and liabilities (rewards programs, accrued returns, and customer deposits) are considered insignificant. Receivables from contracts with customers are included in Accounts Receivable, net on the Company’s balance sheets. At December 31, 2019 and 2018, Accounts receivable, net included, $384,806 and $374,872, respectively, in receivables from contracts with customers.

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

16. Quarterly Financial Information (unaudited)

The following tables present the summary results for the eight quarters ending December 31, 2019. This unaudited quarterly information has been prepared on a consistent basis with the audited financial statements and, in the opinion of management, includes all adjustments which management believes are necessary for a fair presentation of the information for the periods presented. The Company’s unaudited quarterly operating results may fluctuate significantly as a result of a variety of factors, and operating results for any quarter are not necessarily indicative of results for a full year or future quarters.

	2019 (unaudited)
	December 31	September 30	June 30	March 31	Four Quarters
Statement of Operations Data:
Sales, net	$4,171,086	$3,487,335	$2,954,190	$2,491,117	$13,103,728
Cost of goods sold	(2,722,605)	(2,026,930)	(1,804,956)	(1,464,603)	(8,019,094)

Gross profit	1,448,481	1,460,405	1,149,234	1,026,514	5,084,634
Operating expenses:
General and administrative	1,491,383	1,376,302	1,426,954	906,545	5,201,184
Research and product development	137,872	109,978	42,866	33,568	324,284
Sales and marketing	2,045,841	2,385,080	2,018,646	1,861,570	8,311,137

Total operating expenses	3,675,096	3,871,360	3,488,466	2,801,683	13,836,605

Operating loss	(2,226,615)	(2,410,955)	(2,339,232)	(1,775,169)	(8,751,971)
Other (expense) income	67,519	37,773	88,047	54,684	248,023

Net loss	$(2,159,096)	$(2,373,182)	$(2,251,185)	$(1,720,485)	$(8,503,948)
Deemed contribution from the redemption of preferred stock	$7,448,879				$7,448,879

Net loss attributable to Laird Superfood, Inc. common stockholders	$5,289,783	$(2,373,182)	$(2,251,185)	$(1,720,485)	$(1,055,069)

Net income (loss) per share, basic and diluted	$2.62	$(1.32)	$(1.28)	$(0.98)
Shares used in computing net loss per share, basic and diluted	2,022,528	1,796,368	1,760,169	1,754,504

LAIRD SUPERFOOD, INC.

Notes to Financial Statements

	2018 (unaudited)
	December 31	September 30	June 30	March 31	Four Quarters
Statement of Operations Data:
Sales, net	$2,183,527	$2,160,202	$2,175,641	$1,771,712	$8,291,082
Cost of goods sold	(1,391,263)	(1,383,967)	(1,606,737)	(1,246,155)	(5,628,122)

Gross profit	792,264	776,235	568,904	525,557	2,662,960
Operating expenses:
General and administrative	3,292,994	1,064,968	954,656	513,417	5,826,035
Research and product development	30,588	31,300	27,722	29,877	119,487
Sales and marketing	1,320,508	1,170,879	1,346,043	1,309,504	5,146,934

Total operating expenses	4,644,090	2,267,147	2,328,421	1,852,798	11,092,456

Operating loss	(3,851,826)	(1,490,912)	(1,759,517)	(1,327,241)	(8,429,496)
Other (expense) income	9,981	(14,766)	(15,670)	(9,485)	(29,940)

Net loss	$(3,841,845)	$(1,505,678)	$(1,775,187)	$(1,336,726)	$(8,459,436)
Less deemed dividend of beneficial conversion feature amortization	(749,998)	-	-	-	(749,998)

Net loss attributable to Laird Superfood, Inc. common stockholders	$(4,591,843)	$(1,505,678)	$(1,775,187)	$(1,336,726)	$(9,209,434)

Net income (loss) per share, basic and diluted	$(2.53)	$(0.83)	$(0.98)	$(0.82)
Shares used in computing net loss per share, basic and diluted	1,813,848	1,820,554	1,815,210	1,630,957

17. Impact of COVID-19

Since January of 2020, the coronavirus (COVID-19) outbreak, characterized as a pandemic by the World Health Organization on March 11, 2020, has caused significant disruptions in international and U.S. economies and markets. Since the beginning of our first quarter of 2020 demand for our shelf-stable powdered coffee creamers, hydration and beverage enhancing supplements, and coffee products has risen as consumers prepare more meals in their homes. We believe we are taking all reasonable precautions in the management of our operations in response to the outbreak of COVID-19. Our top priority is the health and safety of our employees, and we are following published guidelines by the Center for Disease Control (CDC) and other governmental health organizations in implementing procedures to protect or employees. In addition, we have implemented strict sanitation protocols throughout our operations, and restricted access to visitors, as we work in a critical infrastructure industry as part of the nation’s food supply. The pandemic is an ever evolving and challenging situation and its impact on our business in the future is uncertain.

LAIRD SUPERFOOD, INC.

BALANCE SHEETS

(Unaudited)

	As of		Pro Forma as of
	December 31, 2019	June 30, 2020	June 30, 2020
Assets
Current assets
Cash and cash equivalents	$1,004,109	$8,549,176	$8,549,176
Accounts receivable, net	384,806	709,017	709,017
Investment securities available-for-sale	5,485,209	4,506,333	4,506,333
Inventory	2,435,965	3,483,975	3,483,975
Prepaid expenses and other current assets	590,808	708,848	708,848
Deposits	143,327	436,861	436,861

Total current assets	10,044,224	18,394,210	18,394,210

Noncurrent assets
Property and equipment, net	3,153,286	2,761,713	2,761,713
Fixed assets held for sale	-	250,000	250,000
Licensing agreement - intangible	132,100	132,100	132,100
Deferred rent	3,057,432	2,876,755	2,876,755
Other assets	15,143	263,939	263,939

Total noncurrent assets	6,357,961	6,284,507	6,284,507

Total assets	$16,402,185	$24,678,717	$24,678,717

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$724,751	$1,292,839	$1,292,839
Payroll liabilities	491,092	658,668	658,668
Accrued expenses	301,046	456,990	456,990

Total current liabilities	1,516,889	2,408,497	2,408,497

Long-term liabilities
Note payable	51,000	51,000	51,000

Total long-term liabilities	51,000	51,000	51,000

Total liabilities	1,567,889	2,459,497	2,459,497

Commitments and contingencies (Note 9)
Convertible preferred stock

Preferred stock, $0.001 par value, 1,061,720 and 1,329,680 shares authorized as of June 30, 2020 and December 31, 2019, respectively; Series A1 Preferred Stock, 162,340 shares authorized, issued, and outstanding as of June 30, 2020; 1,177,426 shares authorized, 162,340 outstanding, and 609,078 undesignated as of December 31, 2019; Series A2 Preferred Stock, 152,253 shares authorized, issued, and outstanding as of June 30, 2020 and December 31, 2019 Series B1 Preferred Stock 383,142 shares authorized, issued, and outstanding as of June 30, 2020 Series B2 Preferred Stock 363,985 shares authorized; 0 issued and outstanding as of June 30, 2020

	6,722,951	15,929,297	-

Total convertible preferred stock	6,722,951	15,929,297	-

Stockholders’ equity (deficit)
Common stock, $0.001 par value, 4,800,000 shares authorized; 2,347,624 and 2,165,250 issued and outstanding at June 30, 2020, respectively; 2,275,975 and 2,094,279 issued and outstanding at December 31, 2019, respectively	2,094	2,165	2,863
Additional paid-in capital	27,186,344	30,349,126	46,277,725
Accumulated other comprehensive income (loss)	(226)	17,119	17,119
Accumulated deficit	(19,076,867)	(24,078,487)	(24,078,487)

Total stockholders’ equity (deficit)	8,111,345	6,289,923	22,219,220

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$16,402,185	$24,678,717	$24,678,717

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Sales, net	$5,608,830	$2,954,190	$11,092,055	$5,445,307
Cost of goods sold	(4,285,128)	(1,804,956)	(7,650,736)	(3,269,325)

Gross profit	1,323,702	1,149,234	3,441,319	2,175,982

General and administrative
Salaries, wages and benefits	804,903	648,933	1,621,075	1,120,168
Stock-based compensation	116,249	238,080	299,452	291,715
Professional fees	191,130	100,689	373,177	218,709
Office expense	108,883	120,319	222,248	180,481
Occupancy	56,343	27,522	109,774	43,891
Merchant service fees	89,014	38,666	145,049	67,583
Netsuite subscription expense	30,923	39,719	57,318	77,433
Impairment on asset held for sale	239,734	-	239,734	-
Other expense	195,263	213,026	364,185	333,519

Total general and administrative expenses	1,832,442	1,426,954	3,432,012	2,333,499

Research and product development
Salaries, wages and benefits	72,931	30,765	147,833	54,720
Stock-based compensation	2,192	1,752	4,384	3,504
Other expense	42,673	10,349	108,894	18,211

Total research and product development expenses	117,796	42,866	261,111	76,435

Sales and marketing
Salaries, wages and benefits	697,547	690,011	1,443,556	1,185,521
Stock-based compensation	35,938	(9,928)	110,434	30,879
General marketing	261,662	456,700	570,884	852,693
Advertising	1,154,060	556,874	2,090,423	1,168,396
Amazon selling fee	208,317	126,681	395,889	227,495
Travel expense	3,950	92,748	73,964	184,041
Other expense	34,227	105,560	103,367	231,195

Total sales and marketing expenses	2,395,701	2,018,646	4,788,517	3,880,220

Total expenses	4,345,939	3,488,466	8,481,640	6,290,154

Operating loss	(3,022,237)	(2,339,232)	(5,040,321)	(4,114,172)

Other income
Interest and dividend income	8,170	38,047	31,024	92,729
Gain on sale of available-for-sale securities	7,677	-	7,677	-
Grant income	-	50,000	-	50,000

Total other income	15,847	88,047	38,701	142,729

Loss before income taxes	(3,006,390)	(2,251,185)	(5,001,620)	(3,971,443)
Benefit from income taxes	-	-	-	-

Net loss	$(3,006,390)	$(2,251,185)	$(5,001,620)	$(3,971,443)

Less deemed dividend of beneficial conversion feature	(825,366)	-	(825,366)	-
Less deemed dividend on warrant discount	(179,427)	-	(179,427)	-

Net loss attributable to Laird Superfood, Inc. common stockholders	$(4,011,183)	$(2,251,185)	$(6,006,413)	$(3,971,443)

Net loss per share attributable to Laird Superfood, Inc common stockholders:
Basic	$(1.85)	$(1.28)	$(2.79)	$(2.26)

Diluted	$(1.85)	$(1.28)	$(2.79)	$(2.26)

Weighted-average shares of common stock outstanding used in computing net loss per share of common stock	2,162,632	1,760,169	2,151,653	1,757,352

Pro forma effect of preferred stock conversion (unaudited)
Basic and diluted pro forma net loss per share to common stockholders	$(1.43)		$(2.28)

Weighted-average shares of common stock outstanding used in computing pro forma net loss per share of common stock	2,805,761		2,630,577

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2020	2019	2020	2019
Net loss	$(3,006,390)	$(2,251,185)	$(5,001,620)	$(3,971,443)
Other comprehensive income (loss), net of tax
Change in unrealized gains (losses) on investment securities available-for-sale, net of tax(1)	(13,744)	36,493	17,345	63,080

Total other comprehensive income (loss)	(13,744)	36,493	17,345	63,080

Comprehensive loss	$(3,020,134)	$(2,214,692)	$(4,984,275)	$(3,908,363)

(1)	The Company maintains a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. See note 10 for the estimated tax benefit deferred.

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Convertible Preferred Stock		Stockholders’ Equity (Deficit)
	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
Balances, January 1, 2020	314,593	$6,722,951	2,094,279	$2,094	$46,277,725	$(226)	$(19,076,867)	$8,111,345
Stock-based compensation	-	-	-	-	471,320	-	-	471,320
Stock option exercises	-	-	402	-	6,030	-	-	6,030
Preferred stock issuances	383,142	10,000,006	-	-	-	-	-	-
Beneficial conversion feature on Preferred Series B-1	-	(825,366)	-	-	825,366	-	-	825,366
Deemed dividend of beneficial conversion feature	-	825,366	-	-	(825,366)	-	-	(825,366)
Allocation of preferred series B-1 proceeds to warrant	-	(825,366)	-	-	825,366	-	-	825,366
Deemed dividend on warrant discount	-	179,427	-	-	(179,427)	-	-	(179,427)
Preferred stock issuance costs		(147,721)	-	-	-	-	-	-
Less: repurchased common stock	-		(708)	(1)	(20,531)	-	-	(20,532)
Restricted Stock Awards	-	-	2,392	3	62,428	-	-	62,431
Common stock issuances	-	-	68,885	69	1,997,596	-	-	1,997,665
Other comprehensive income, net of tax	-	-	-	-	-	17,345	-	17,345
Net loss	-	-	-	-	-	-	(5,001,620)	(5,001,620)

Balances, June 30, 2020	697,735	$15,929,297	2,165,250	$2,165	$49,440,507	$17,119	$(24,078,487)	$6,289,923

	Convertible Preferred Stock		Stockholders’ Equity (Deficit)
	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
Balances, January 1, 2019	923,670	$21,727,098	1,795,346	$1,796	$10,302,077	$-	$(10,572,919)	$(269,046)
Stock-based compensation	-	-	-	-	327,953	-	-	327,953
Stock option exercises	-	-	8,667	8	34,659	-	-	34,667
Common stock issuances	-	-	-	-	-	-	-	-
Less: repurchased common stock	-	-	(43,844)	(44)	(1,079,834)	-	-	(1,079,878)
Preferred stock issuance costs	-	(52,073)	-	-	-	-	-	-
Other comprehensive income, net of tax	-	-	-	-	-	63,080	-	63,080
Net loss	-	-	-	-	-	-	(3,971,443)	(3,971,443)

Balances, June 30, 2019	923,670	$21,675,025	1,760,169	$1,760	$9,584,855	$63,080	$(14,544,362)	$(4,894,667)

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net loss	$(5,001,620)	$(3,971,443)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	229,284	113,562
Loss on disposal of equipment	-	483
Stock-based compensation	471,320	327,953
Restricted stock awards	62,431	-
Noncash conversion of note payable to grant income	-	(50,000)
Impairment on asset held for sale	239,734	-
Gain on sale of investment securities available-for-sale	7,677	-
Changes in operating assets and liabilities:
Accounts receivable	(324,211)	1,934
Inventory	(1,048,010)	(172,056)
Prepaid expenses and other current assets	(118,040)	(451,604)
Deferred rent	180,677	75,074
Deposits	10,941	(1,424)
Other assets	(248,796)	1,259
Accounts payable	568,088	(267,986)
Payroll liabilities	167,576	232,156
Accrued expenses	155,944	6,230

Net cash from operating activities	(4,647,005)	(4,155,862)

Cash flows from investing activities
Purchase of property, equipment, and software	(312,746)	(1,577,720)
Deposits on equipment to be acquired	(319,174)	(29,764)
Sale of investment securities available-for-sale	513,544	-
Purchase of investment securities available-for-sale	-	(12,935,473)
Proceeds from maturities of investment securities available-for-sale	475,000	3,000,000

Net cash from investing activities	356,624	(11,542,957)

Cash flows from financing activities
Issuance of common stock	1,997,665	-
Issuance of preferred stock	10,000,006	-
Common stock repurchases	(20,532)	(1,079,878)
Stock options exercised	6,030	34,667
Preferred stock issuance costs	(147,721)	(52,073)

Net cash from financing activities	11,835,448	(1,097,284)

Net change in cash and cash equivalents	7,545,067	(16,796,103)
Cash and cash equivalents, beginning of period	1,004,109	17,340,023

Cash and cash equivalents, end of period	$8,549,176	$543,920

Supplemental disclosures of cash flow information
Unrealized gain on available-for-sale securities	$17,345	$63,090

Purchases of equipment included in deposits at the beginning of the period	$14,699	$4,577

Purchases of land included in prepaids and other current assets at the beginning of the period	$-	$40,000

The accompanying notes are an integral part of these financial statements.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

The accompanying financial statements include the accounts of Laird Superfood, Inc. (the “Company” or “Laird Superfood”), a Delaware corporation. On July 3, 2018, the Company entered into a plan of conversion and was converted from a corporation under the laws of the State of Oregon to a corporation under the laws of the State of Delaware with an updated par value of $0.001 per share of common stock.

Nature of Operations

Laird Superfood, Inc. is an emerging consumer products platform focused on manufacturing and marketing highly differentiated, plant-based and functional foods from its headquarters in Sisters, Oregon. The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Hydrate hydration products and beverage enhancing supplements, and roasted and instant coffees, teas and hot chocolate. The Company was founded in 2015.

Basis of Accounting

The financial statements include the accounts of the Company. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and rules and regulations of the Securities and Exchange Commission (“SEC”). Operating results include the three and six months ended June 30, 2020 and 2019. Certain information in footnote disclosures normally included in financial statements prepared in accordance with GAAP has been condensed or omitted pursuant to the rules and regulations of the SEC and the accounting standards for interim financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Financial Statements for the years ended December 31, 2019 and 2018.

Unaudited Pro Forma Financial Information

The unaudited pro forma balance sheet information at June 30, 2020 has been prepared to give effect to (i) the automatic conversion of 162,243 outstanding shares of our Series A1 convertible preferred stock into the same aggregate shares of common stock, (ii) the automatic conversion of the 152,253 outstanding shares of our Series A2 convertible preferred stock into the same aggregate shares of common stock, and (iii) the automatic conversion of 383,142 outstanding shares of our Series B1 convertible preferred stock into the same aggregate shares of common stock, in each case as of immediately prior to the closing of a qualified initial public offering. The unaudited pro forma balance sheet information does not include the shares of common stock expected to be sold in, and related proceeds to be received from, the initial public offering.

The following table represents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders for the three and six months ended June 30, 2020, giving effect to the automatic conversion of outstanding shares of our convertible preferred stock as of immediately prior to the closing of the initial public offering. The unaudited pro forma net loss per share attributable to common stockholders has been computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period or their issuance dates, if later. Shares of common stock

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

expected to be sold in in the initial public offering, and the related proceeds received, are excluded from the calculation.

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Numerator
Net loss attributable to Laird Superfood, Inc. common stockholders	$(4,011,183)	$(6,006,413)

Denominator
Weighted average common shares used to compute basic and diluted net loss per share attributable to common stockholders	2,162,632	2,151,653
Pro forma adjustment to reflect assumed conversion of preferred stock	643,129	478,924

Weighted average number of common shares used to compute basic and diluted pro forma net loss per share attributable to common stockholders	2,805,761	2,630,577

Basic and diluted:
Pro forma net loss per share to common stockholders, basic and diluted	$(1.43)	$(2.28)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although management believes its estimates and assumptions are reasonable when made, they are based upon information available at the time they are made. Management evaluates the estimates and assumptions on an ongoing basis and, if necessary, makes adjustments. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions, and given the subjective element of the estimates and assumptions made, actual results may differ from estimated results. The most significant estimates and judgments impact allowances for doubtful accounts and returns, inventory obsolescence, valuation allowance for deferred taxes, fair value of stock-based compensation, beneficial conversion feature, and discount on warrants.

Segment reporting

The Company currently has one operating segment. In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company considers operating segments to be components of the Company’s business for which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Management reviews financial information presented on a consolidated basis for purposes of allocation of resources and evaluating financial performance. Accordingly, the Company has determined that it has a single operating and reportable segment.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

Substantially all product sales for the periods provided were derived from domestic sales.

See Note 16 for additional information regarding sales by platform within the Company’s single segment.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid instruments with an original maturity of three months or less when purchased. For the purpose of the statements of cash flows, the Company includes cash on hand, cash in clearing accounts, cash on deposit with financial institutions and investments with an original maturity of three months or less in determining the total balance.

Concentration of Risk

The Company’s cash balances are held in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had $7,516,738 and $456,104 of cash balances in excess of insured limits at June 30, 2020 and December 31, 2019, respectively. Balances are held at high credit quality institutions and management believes the potential for losses on uninsured balances to be remote.

Accounts Receivable, net

Accounts receivable, net consists principally of trade receivables, which are recorded at the invoiced amount, net of allowances for doubtful accounts. Trade receivables do not bear interest. Receivables are considered past due or delinquent according to contract terms. Management closely monitors outstanding balances and writes off accounts receivable as they are determined uncollectible. The Company provides for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Based on these factors, management determined no allowance for doubtful accounts was required as of June 30, 2020. As of December 31, 2019 management established a $14,786 allowance for doubtful accounts.

Investments

Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, net of income taxes. Management determines the appropriate classification of securities at the time of purchase. Investment securities are valued utilizing quoted prices in active markets. Gains and losses on the sales of available-for-sale securities are determined using the specific-identification method.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value and consists primarily of raw materials and packaging and finished goods. At June 30, 2020 and December 31, 2019, inventory was comprised of the following:

	June 30, 2020	December 31, 2019
Raw Materials and Packaging	$1,193,131	$1,187,513
Finished Goods	2,290,844	1,248,452

Total	$3,483,975	$2,435,965

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

For the three and six month periods ended June 30, 2020, the Company recorded $189,040 in inventory obsolescence related to the Company’s liquid creamer product line. For the three and six months ended June 30, 2019, the Company did not have a charge related to inventory obsolescence, as the majority of products manufactured consisted of powder-based products which have an extensive shelf life.

As of June 30, 2020 and December 31, 2019, the Company had a total of $330,233 and $100,387, respectively, of prepayments for future raw materials inventory, which is included in prepaid expenses on the balance sheets.

Property and Equipment

Property and equipment are valued at cost, net of accumulated depreciation. Expenditures for maintenance and repairs that do not extend the useful life or increase the value of the assets are charged to expense in the period incurred. Additions and betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for depreciation purposes for furniture and factory equipment range from 3 to 10 years. The useful life for leasehold improvements is the lesser of the lease term or the useful life. Depreciation expense is allocated to general and administrative expenses and cost of goods sold upon the sale of inventory. For the three month periods ended June 30, 2020 and 2019, depreciation expense was $114,383 and $64,934, respectively. For the six month periods ended June 30, 2020 and 2019, depreciation expense was $229,284 and $113,562, respectively.

As of June 30, 2020 and December 31, 2019, the Company had a total of $319,174 and $14,699, respectively, of deposits for future equipment purchases, which is included in deposits on the balance sheets.

Fixed Assets Held for Sale

Long-lived assets identified by the Company for sale, which have met all criteria under ASC 360-10-35 to be classified as held for sale, are disclosed separately on the balance sheet. Fixed assets held for sale are measured at the lower of the assets carrying amount or fair value less costs to sell, and depreciation is no longer recorded. Fixed assets held for sale as of June 30, 2020 include the Company’s intermittent motion form (“IMF”) production line. The Company had no fixed assets held for sale as of December 31, 2019. The Company determined a fair value of $250,000 for all assets associated with the IMF production line. As the determined fair value is less than the net carrying value of the assets, the Company recorded an impairment loss of $239,734 during the three and six months ended June 30, 2020. The Company did not record an impairment for the three and six months ended June 30, 2019.

Deferred Rent

Deferred rent includes tenant improvement costs that were incurred by the landlord, RII Lundgren Mill, LLC, in the build-out of the Company’s leased space and were reimbursed by the Company. These amounts are treated as additional rents and are expensed straight-line over the life of the lease.

Revenue Recognition

The Company’s significant accounting policy for revenue was updated as a result of the adoption of Accounting Standards Update (“ASU”) 2014-09. The Company recognizes revenue in accordance

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

with the five-step model as prescribed by ASU 2014-09 in which the Company evaluates the transfer of promised goods or services and recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASU 2014-09, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 16 for additional information regarding revenue recognition. The Company has elected, as a practical expedient, to account for the shipping and handling as fulfillment costs, rather than as a separate performance obligation. Methodologies for determining these provisions are dependent on customer pricing and promotional practices. The Company will record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates will be based on industry-based historical data, historical sales returns, if any, analysis of credit memo data, and other factors known at the time.

Cost of Goods Sold

Cost of goods sold includes material, labor, and overhead costs incurred in the storage and distribution of products sold in the period. Material costs include the cost of products purchased. Labor and overhead costs consist of indirect product costs, including wages and benefits for manufacturing, planning, and logistics personnel, depreciation, facility costs and freight.

Shipping and Handling

Costs of shipping and handling related to sales revenue are included in cost of goods sold. Shipping and handling costs totaled $954,295 and $454,675 for the three months ended June 30, 2020 and 2019, respectively, and totaled $1,588,937 and $847,505 for the six months ended June 30, 2020 and 2019, respectively. Income generated from shipping costs billed through to customers was included in Sales, net in the statements of operations. Shipping income totaled $43,794 and $110,603 for the three months ended June 30, 2020 and 2019, respectively, and $195,345 and $197,309 for the six months ended June 30, 2020 and 2019, respectively.

Research and Product Development

Amounts spent on research and development activities are expensed as incurred as research and product development expense on the statements of operations. Research and product development expense was $117,796 and $42,866 for the three months ended June 30, 2020 and 2019, respectively, and $261,111 and $76,435 for the six months ended June 30, 2020 and 2019, respectively.

Advertising

Advertising and marketing costs are expensed when incurred. Advertising and marketing expenses for the three months ended June 30, 2020 and 2019 was $1,415,722 and $1,013,574, respectively, and $2,661,307 and $2,021,089 for the six months ended June 30, 2020 and 2019, respectively.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of income taxes currently due and deferred tax assets and liabilities. The Company may also be

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

subject to interest and penalties from taxing authorities on underpayment of income taxes. In such an event, interest and penalties are included in income tax expense. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Due to the historical net loss position of the Company, the Company recorded a full deferred tax valuation allowance of $5,932,540 and $4,584,174 as of June 30, 2020 and December 31, 2019, respectively.

Repurchased Stock

Management presents repurchased stock (at cost) as a reduction in stockholders’ equity to more clearly reflect the historical stock repurchase transactions. There were two common stock repurchase transactions during the six months ended June 30, 2020, totaling 708 shares of common stock and $20,532. There was one stock repurchase transaction during the six months ended June 30, 2019, totaling 43,844 shares of common stock and $1,079,878. Repurchases were valued at a price consistent with or less than the most recent private equity offering by the Company.

Stock Incentive Plan

The compensation cost relating to share-based payment transactions is recognized in the financial statements. The cost is measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost for all employee stock awards is calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation cost for all consultant stock awards is calculated and recognized over the consultant’s service period based on the grant date fair value of the equity or liability instruments issued. Upon exercise of stock awards, recipients are issued shares of common stock. Pre-vesting forfeitures result in the reversal of all compensation cost as of the date of termination, post-vesting cancellation does not.

Earnings per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock that were outstanding during the period. Diluted earnings per share is similarly determined, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if all dilutive potential common stock and preferred stock had been issued and are calculated under the treasury stock method. Due to the Company’s net loss, all stock options and convertible preferred stock are anti-dilutive and excluded.

Warrants

Issued and detachable stock warrants are classified as equity or liability instruments based on the specific terms of the underlying warrant agreement. In circumstances where debt or equity is issued with detachable warrants, the proceeds from issuance are allocated to each instrument based on an acceptable method, which generally involves determining the fair value of one or more of the instruments.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

License Agreement – Intangible Asset

On August 3, 2015, the Company entered into a license agreement with Laird Hamilton (the “LH License”). The LH License stated Laird Hamilton’s contribution to the Company was in the form of intellectual property, granting the Company the right to use Laird Hamilton’s name and likeness. This contribution, which was reported on the balance sheets as of June 30, 2020 and December 31, 2019, was valued at $132,000 and satisfied with the issuance of 330,000 shares of common stock. The Company has determined that the intangible asset associated with the LH License has an indefinite life, as there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company. Please see Note 15 for more information on the Company’s related party transaction with Mr. Hamilton.

On May 2, 2018, the Company entered into a license agreement with Gabrielle Reece (the “GR License”). Pursuant to the GR License, Gabrielle Reece granted the Company rights to her name, signature, voice, picture, image, likeness and biographical information commencing on July 1, 2015. This contribution, which is reported on the balance sheets as of June 30, 2020 and December 31, 2019, was valued at $100 based on the consideration exchanged. The Company has determined that the intangible asset associated with the GR License has an indefinite life, as there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company. Please see Note 15 for more information on the Company’s related party transaction with Ms. Reece.

On November 19, 2018, the Company executed a License and Preservation Agreement with Laird Hamilton and Gabrielle Reece which superseded the predecessor license agreements with both individuals. The agreement added specific terms related to noncompetition and allowable usage of the property under the license. No additional consideration was exchanged in connection with the agreement and the life of the agreement was set at 100 years.

On May 26, 2020, the Company executed a License and Preservation Agreement with Laird Hamilton, a significant stockholder, and Gabrielle Reece, an immediate family member of Mr. Hamilton, which superseded the predecessor license and preservation agreement with both individuals. Among other modifications, the agreement (i) modified certain approval rights of Mr. Hamilton and Ms. Reece for use of their respective images, signatures, voices, and names (other than those owned by the Company), rights of publicity and common law and statutory rights to the foregoing in the Company’s products, (ii) modified certain assignment, change of control and indemnification provisions, and (iii) granted the Company the right to extend the term of the agreement for additional ten-year terms upon the expiration of the initial one-hundred year term.    No additional consideration was exchanged in connection with the agreement. As indefinite-lived intangibles, the Company assesses qualitative factors each reporting period to determine whether events and circumstances exist that indicate that the fair values of the licensing agreements were less than the carrying amounts. Upon considering these factors, the Company determined it was more likely than not that the fair values of the LH License and the GR License were not less than the carrying amounts; therefore, the Company recognized no impairment for the three and six months ended June 30, 2020 and 2019.

Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan (the “401(k) plan”) for all employees 18 years or older. The 401(k) plan was initiated on July 1, 2018. Employee contributions may be made on a before-tax basis, limited by Internal Revenue Service regulations. For the three and six month periods ended June 30, 2020 and 2019, we did not match employee contributions.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall” (“ASU 2016-01”) to make targeted improvements to GAAP on accounting for financial instruments. The guidance in ASU 2016-01 is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The Company adopted ASU 2016-01 on January 1, 2019 with no material impact on the Company’s financial position, results of operations and liquidity.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation- Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), expanding the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for public entities for years beginning after December 15, 2018, including interim periods within that year. For all other entities, the amendments are effective for years beginning after December 15, 2019, and interim periods with years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 in conjunction with ASC 606 as of January 1, 2019. The adoption of ASU 2018-07 did not have a material impact on the Company’s financial position, results of operations or liquidity.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for public companies for all interim and annual reporting periods beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest period presented in the financial statements. The FASB has recently issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective dates for certain entities”, which extends the effective date for all other entities, for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company expects to adopt the provisions of this statement in the first quarter of its fiscal year ending December 31, 2021 and is currently assessing the potential impact on its financial position, results of operations and liquidity.

JOBS Act Accounting Election

As a company with less than $1.07 billion in revenue during our last fiscal year, the Company qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. An emerging growth company can elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. Currently, as a private company, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are available to be issued. The Company has evaluated events and transactions subsequent to June 30, 2020 for potential recognition of disclosure in the financial statements.

2. Prepaid Expenses and Other Current Assets

The following table presents the components of prepaid expenses and other current assets at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Prepaid inventory	$330,233	$100,387
Prepaid subscriptions and license fees	194,891	193,257
Prepaid, other	81,705	71,445
Prepaid consulting	41,888	69,813
Prepaid insurance	1,867	37,251
Prepaid advertising	-	74,400
Other current assets	58,264	44,255

	$708,848	$590,808

3. Investment securities

Investment securities at June 30, 2020 and December 31, 2019 consisted of the following:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
June 30, 2020
U.S Treasuries	$4,489,214	$17,119	$-	$4,506,333

Total investment securities available-for-sale	$4,489,214	$17,119	$-	$4,506,333

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2019
U.S Treasuries	$5,485,435	$-	$(226)	$5,485,209

Total investment securities available-for-sale	$5,485,435	$-	$(226)	$5,485,209

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

The amortized cost and estimated fair value of investment securities at June 30, 2020, by contractual maturity, are shown below.

	Available-for-sale
	Amortized cost	Estimated fair value
June 30, 2020
Due in one year or less	$4,489,214	$4,506,333

Total investment securities available-for-sale	$4,489,214	$4,506,333

Investment securities with an estimated fair value of $4,506,333 and $5,485,209 as of June 30, 2020 and December 31, 2019, respectively, were pledged to secure our revolving line of credit. See Note 5 for additional information.

The Company had maturity of one investment totaling $475,000 during the three and six months ended June 30, 2020. The Company also recorded two sales and recognized a gain of $7,677 during the three and six months ended June 30, 2020. The Company had maturities of three investments totaling $3,000,000, and no sales, during the three and six months ended June 30, 2019.

4. Fair Value Measurements

Factors used in determining the fair value of our assets and liabilities are summarized into three broad categories:

•	Level 1 – quoted prices in active markets for identical securities as of the reporting date;

•	Level 2 – other significant directly or indirectly observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds and credit risk; and

•	Level 3 – significant inputs that are generally less observable than objective sources, including our own assumptions in determining fair value.

The factors or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following tables summarize assets subject to fair value measurements:

Fair Value at June 30, 2020	Level 1	Level 2		Level 3
U.S Treasuries	$4,506,333	$-		$-
Fixed assets held for sale	$-		$-	$250,000

Fair Value at December 31, 2019	Level 1	Level 2	Level 3
U.S Treasuries	$5,485,209	$-	$-

The Company believes the carrying amounts of Cash and cash equivalents, Accounts receivable, Prepaid expenses and other current assets, Deposits, Other Assets, Accounts payable, Payroll liabilities and Accrued expenses are a reasonable approximation of the fair value of those financial instruments because of the nature of the underlying transactions and the short-term maturities involved.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

The Company’s non-financial assets, such as License agreements-intangibles, Inventory and Property and equipment, net, are recorded using fair value-based measurements when an impairment is recognized.

	June 30, 2020	December 31, 2019
Fair Value	$250,000	$-
Carrying Value	$489,734	$-

During the three and six months ended June 30, 2020, long-lived assets were impaired and written down to their estimated fair values less costs to sell, and were included in assets held for sale at June 30, 2020. The Level 3 fair values of the long-lived assets were determined using the income approach. The unobservable inputs to the income approach included the assets’ estimated future cash flows upon sale. As the determined fair value is less than the net carrying value of the assets, the Company recorded an impairment loss of $239,734 during the three and six months ended June 30, 2020.

5. Revolving Lines of Credit

On February 5, 2019, the Company entered into a revolving line of credit with First Interstate Bank (“FIB”) in a principal amount not exceeding $5,000,000. The line of credit is secured by the Company’s investment account held at FIB. The outstanding amounts under the line of credit have an interest rate calculated as LIBOR plus 2.0% per annum until paid in full. The loan agreement was renewed by the Company on February 26, 2020 and has a maturity date of February 5, 2021. The balance on the line of credit was $0 as of June 30, 2020 and December 31, 2019. Management was in compliance with all financial covenants as of June 30, 2020 and December 31, 2019.

On August 10, 2017, the Company entered into a revolving line of credit with East Asset Management, LLC (“East”) in a principal amount not exceeding the lesser of the borrowing base or $3,000,000. Upon the mutual agreement of the Company and East, the primary revolving line of credit may be expanded to $10,000,000, subject to an increase in the borrowing base. The borrowing base is comprised of (a) up to 90% of eligible accounts receivable aged 90 days or less from due date utilizing the average of a trailing three months of actual book value, plus (b) up to 90% of inventory and prepaid inventory book values utilizing the average of a trailing three months of actual book value. The outstanding amounts under the line of credit have a fixed interest rate of 15% per annum until paid in full and the line of credit has a maturity date of August 10, 2022. In the event of default, the interest rate would increase to 20% while such default exists. The line of credit is secured by a security interest in accounts receivable and inventory. The balance on the line of credit was $0 as of both June 30, 2020 and December 31, 2019. Management was in compliance with all financial covenants as of June 30, 2020 and December 31, 2019.

A secondary line of credit with East in an amount up to $200,000 is available to the Company, which is not subject to the requirements of the borrowing base. The secondary line of credit is secured by a security interest in the Company’s accounts receivable and inventory. The secondary line is available with the same draw and payback conditions as the primary line.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

East was also granted a right of first refusal on any future equity offerings by the Company to purchase up to 20% of equity in any such offerings at a 20% price per share discount, excluding (a) shares representing, in the aggregate, not more than five percent of the Company’s issued and outstanding capital stock on a fully-diluted basis, issued to employees, consultants or directors pursuant to incentive plans; (b) shares issued for consideration other than cash pursuant to a merger, consolidation, strategic alliance, acquisition or similar business combination; (c) shares issued in connection with any distribution dividend, conversion or recapitalization; (d) shares issued pursuant to any bona fide arms’ length equipment loan or leasing agreement, real property leasing agreement, or debt financing from a financial institution; (e) shares issued in connection with strategic transactions involving the Company and other entities, such as joint ventures, manufacturing, marketing or distribution agreements (provided that in the case of clauses (d) and (e), such issuance represents ten percent or more of the Company’s issued and outstanding capital stock on a fully-diluted basis); and (f) shares issued pursuant to a registration statement filed under the Securities Act of 1933, as amended, in connection with an initial public offering.

6. Long-term Debt

The following table presents the components of long-term debt:

	June 30, 2020	December 31, 2019
Forgivable loan, City of Sisters	$51,000	$51,000

Long-term debt	$51,000	$51,000

City of Sisters

On May 30, 2017, the Company entered into a forgivable loan agreement with the City of Sisters in the amount of $51,000. This forgivable loan was issued to help the Company expand its business operations in the city of Sisters, Oregon through eligible jobs. The Company had until May 30, 2020 to create jobs for 30 full-time employees with an average annual salary of $40,000 per person, and, once created and filled, the Company must maintain those jobs for an additional period of three years for the loan to be converted to a grant. If the requirements are not met, the Company is required to pay the loan in full, including interest of 8 percent per annum on the unpaid principal amount. The Company created the eligible jobs as of April 1, 2018.

7. Property and Equipment, Net

Property and equipment, net is comprised of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Factory equipment	$1,751,929	$2,011,297
Land	947,394	947,394
Furniture and office equipment	512,746	465,972
Leasehold improvements	198,672	194,696

	3,410,741	3,619,359
Accumulated depreciation	(649,028)	(466,073)

Property and equipment, net	$2,761,713	$3,153,286

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

8. Fixed Assets Classified as Held for Sale

On June 9, 2020, management approved a plan to dispose of the Company’s intermittent motion form (“IMF”) production line for its powder-based products. The Company determined a fair value of $250,000 for all assets associated with the IMF production line. No further commissions or sales costs (including shipping costs) are anticipated with the sale of the asset. The assets attributable to the production line have been classified as assets held for sale and presented separately on the Balance Sheet. As the determined fair value is less than the net carrying value of the assets, the Company recorded an impairment loss of $239,734 and $0 during the three and six months ended June 30, 2020 and 2019, respectively. The major classes of assets comprising the fixed assets classified as held for sale as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
Factory equipment	$250,000	$-

Fixed assets held for sale	$250,000	$-

9. Commitments and Contingencies

The Company historically leased office space under operating leases with Sisters Commercial II LLC. The original lease commenced on May 3, 2017, with additional suite leases beginning on January 4, 2018, February 16, 2018 and May 21, 2018. Total monthly payments for all office spaces was $1,975 and was on a month-to-month basis. On September 11, 2019 the Company provided 30-day written notice of intent to vacate the properties and terminated the lease as of October 11, 2019.

The Company currently leases its warehouse space under a commercial lease with RII Lundgren Mill, LLC, dated March 1, 2018. The lease commenced March 1, 2018 with monthly payments of $6,475, to escalate after 24 months by the lesser of 3% or the CPI adjustment. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods. The landlord has paid for many tenant improvements; however, the Company committed to reimbursing the landlord, in additional rents, for specific improvements. On November 20, 2018, the Company completed the reimbursement of $797,471. The Company also issued the landlord 1,000 stock options on April 15, 2018 with a strike price of $15.00 per share in conjunction with this lease agreement.

The Company executed a second lease for additional warehouse and office space under a commercial lease with RII Lundgren Mill, LLC, dated December 17, 2018. The lease commenced on July 1, 2019 with monthly payments of $12,784, to escalate after 24 months by the lesser of 3% or the CPI adjustment. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods. The landlord has paid for many tenant improvements; however, the Company committed to reimbursing the landlord, in additional rents, for specific improvements. On December 20, 2018, the Company completed the initial reimbursement of $1,202,529. The Company made the final reimbursement in the amount of $1,399,001 on December 31, 2019.

On January 25, 2019, the Company executed a commercial lease agreement for storage space with Earthwood Development, LLC. The initial lease term is six months and commenced on March 1, 2019. Monthly payments are $415. Under mutual agreement of both parties, the Company is continuing to lease the warehouse space on a month-to-month basis.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

On April 18, 2018, the Company executed a land real estate sales agreement, securing an option to acquire lots adjacent to its current manufacturing facility for an earnest money deposit of $40,000. The Company elected to complete the land purchase in Sisters, Oregon for an additional $903,506 on March 15, 2019.

On May 26, 2019, the Company executed and commenced an agricultural license agreement for the lease of agricultural land in Hanalei, Hawaii with PRW Princeville Development Company LLC. Total monthly payments will be the greater of $1,000 or eight percent of total monthly gross sales of the business done and/or generated on, in, into or from the premises. The initial lease term is five years, with one option to extend the term by five years. The agreement was subsequently amended on September 19, 2019 to include a termination clause if the storefront and property in the Hanalei, Hawaii Lease, discussed below, is not executed. The amendment also expanded the permitted access to include access through other property to the public roadway.

On May 26, 2019, the Company executed a license agreement with PRW Princeville Development Company LLC for storefront and property in Hanalei, Hawaii. Initially, total monthly payments will be the greater of $1,000 or eight percent of total monthly gross sales of the business done and/or generated on, in, into or from the property. The initial lease term is five years, with one option to extend the term by five years. The agreement will commence upon receipt of applicable permits, and if not obtained by January 1, 2020, the lease will terminate. The agreement was subsequently amended on September 19, 2019 to extend the initial permitting period from January 1, 2020 to July 1, 2020, and the payment terms to include the monthly minimum lease payment due the first of the month, with a reconciliation to gross sales in the subsequent month. The Company is currently negotiating to extend the permitting period.

On March 26, 2020, the Company executed a commercial lease agreement for storage space with A Logistics, LLC. The initial lease term is six months and commenced on March 26, 2020. Monthly payments are $7,000.

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of June 30, 2020:

Payments Due by Period	Operating Leases(1)	Note Payable	Total
2020	$137,718	$-	$137,718
2021	237,737	51,000	288,737
2022	244,869	-	244,869
2023	252,216	-	252,216
2024	259,782	-	259,782
Thereafter	1,132,122	-	1,132,122

	$2,264,444	$51,000	$2,315,444

(1)	Operating lease obligations related to our manufacturing facility leases dated March 1, 2018 and December 17, 2018; and our storage facility dated March 26, 2020.

Rent expense is allocated to general and administrative expenses and cost of goods sold upon the sale of inventory. Rent expense for the three months ended June 30, 2020 and 2019 was $203,484 and $94,476, respectively, and $375,664 and $154,778 for the six months ended June 30, 2020 and 2019, respectively.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

10. Deferred Tax Assets and Liabilities

The Company had a tax net loss for the three and six months ended June 30, 2020 and 2019, and therefore expects no assessment of income taxes for such periods. Additionally, the net deferred tax assets are fully allowed for as of June 30, 2020 and December 31, 2019. Due to the full valuation allowance during 2019 and at June 30, 2020 there was no provision for, or benefit from, income taxes reported for the three or six months ended June 30, 2020 and 2019. The Company’s deferred tax assets and liabilities consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Noncurrent deferred tax assets:
Federal net operating loss carryforwards	$4,222,100	$3,470,371
State net operating loss carryforwards	1,639,415	1,285,488
Federal depreciation and amortization	473,018	53,525
State depreciation and amortization	214,271	-
Accrued—PTO	85,812	-
Other	78,566	-

Total noncurrent deferred tax assets	6,713,182	4,809,384
Noncurrent deferred tax liabilities:
Federal depreciation and amortization	$-	$179,720
State depreciation and amortization	-	45,490
Deferred rent asset	780,642	-

Total noncurrent deferred tax liabilities	780,642	225,210
Net noncurrent deferred tax assets	$5,932,540	$4,584,174
Valuation allowance	(5,932,540)	(4,584,174)

Total net noncurrent deferred tax assets	$-	$-

The Company assesses its deferred tax assets and liabilities to determine if it is more likely than not they will be realized; if not, a valuation allowance is required to be recorded. Based on this guidance, the Company provided a valuation allowance for the full amount. The net increase in the valuation allowance for deferred tax assets and liabilities for the six months ended June 30, 2020 and 2019 was $1,348,366 and $1,058,522, respectively. This valuation allowance included the estimated tax liability of $4,639 related to the unrealized gain on investment securities available-for-sale as of June 30, 2020. At June 30, 2020 and December 31, 2019, the Company had U.S. federal net operating losses (“NOLs”) totaling approximately $21,752,549 and $17,546,110, respectively. The Company had federal NOLs at June 30, 2020 and December 31, 2019 totaling approximately $1,868,077 from 2017 and prior years that can be carried forward for 20 years, which begin to expire in 2036. At June 30, 2020 and December 31, 2019 the Company had federal NOLs totaling approximately $19,884,472 and $15,678,033, respectively from 2018 and future years that can be carried forward indefinitely.

GAAP requires management to evaluate and report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether there are any tax positions that have met the recognition threshold and has measured the Company’s exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. U.S. and state jurisdictions have statutes of limitations that generally range from 3 to 5 years.

11. Stock Incentive Plan

The Company adopted a stock incentive plan (the “2018 Stock Incentive Plan”) on November 19, 2018, to provide common stock options to Company employees and consultants. Previously, the Company was subject to its 2016 stock incentive plan (the “2016 Stock Incentive Plan,” or collectively the “Stock Incentive Plans”). Under the Company’s Stock Incentive Plans, the Company may award incentive stock options, non-qualified stock options, and restricted stock. The Stock Incentive Plans were established to reward employees and others who contribute to the success and profitability of the Company, and to give such individuals an interest in the Company, thereby enhancing their personal interest in the Company’s continued success. The Stock Incentive Plans also assists the Company in attracting and retaining key employees and consultants.

The Stock Incentive Plans prescribe various terms and conditions for the award of options and the total number of shares authorized for this purpose. For options, the strike price is equal to the fair market value of the Company’s stock price at the date of grant. Generally, options become exercisable based on years of service and vesting schedules, and expire after (i) a period of ten years from the date of grant, (ii) three months following the date of termination of employment from the Company, (iii) one year following the date of termination from the Company by reason of death or disability, (iv) the date of termination of employment for cause, or (v) the fifth anniversary of the date of the grant if it is held by a 10 percent or greater stockholder.

The following table summarizes the Company’s stock option activity during the six months ended June 30, 2020 and 2019:

	June 30, 2020
	Options Activity	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate intrinsic value
Balance at January 1, 2020	394,264	$16.83	7.17	$4,799,381
Granted	75,789	26.94
Exercised/released	(402)	15.00
Cancelled/forfeited	(8,249)	21.94

Balance at June 30, 2020	461,402	$18.40	7.14	$3,553,415

Exercisable at June 30, 2020	257,378	$13.72	5.72	$3,186,683

	June 30, 2019
	Options Activity	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate intrinsic value
Balance at January 1, 2019	320,750	$11.98	7.13	$4,057,973
Granted	125,000	24.63
Exercised/released	(8,667)	4.00
Cancelled/forfeited	(32,783)	4.62

Balance at June 30, 2019	404,300	$16.66	7.48	$3,223,159

Exercisable at June 30, 2019	171,593	$10.32	6.41	$2,450,586

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

The stock-based compensation expense is recognized ratably over the requisite service period for all awards. As a result of applying the provisions of ASC 718, “Compensation- Stock Compensation” (“ASC 718”) the Company recognized stock compensation expense of $212,834 and $230,832 for the three months ended June 30, 2020 and 2019, respectively. During the six months ended June 30, 2020 and 2019, the Company recognized stock compensation expense of $471,320 and $327,953, respectively.

At June 30, 2020 and December 31, 2019, there was $2,157,263 and $1,474,669, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements.

During the six months ended June 30, 2020, the Company granted 2,392 shares of common stock to five employees which were fully vested as of the date of issuance and were granted and valued at the observable price for similar instruments. As a result of applying the provisions of ASC 718, the Company recorded stock-based compensation expense in 2019, and the expense of $62,431 for the three and six months ended June 30, 2020 was allocated to shareholder’s equity for the fair value of restricted shares issued.

ASC 718 requires the use of the fair-value-based method for measuring the value of stock-based compensation. The Company estimates the fair value of each stock option award on the date of grant using a Black-Scholes option-pricing model. The estimated fair value of each grant of stock options awarded during the six months ended June 30, 2020 and 2019 was determined using the following assumptions:

•

Expected Term. Due to the lack of a public market for the trading of shares of the Company’s common stock and the lack of sufficient company-specific historical data, the expected term of employee stock options is determined using the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”), whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.

•

Risk-free Interest Rate. The risk-free interest rate is based on the interest rate payable on United States Treasury yield curve in effect at the time of grant for a period that is commensurate with the assumed expected term.

•	Dividend Yield. The dividend yield is 0% because the Company has never paid, and for the foreseeable future does not expect to pay, dividend on its shares of common stock.

•

Expected Volatility. The expected volatility is based on the volatility of the Company’s stock price from historical private offerings, combined with the historical stock prices of identified peer companies. Given the limited history of both the Company and comparable publicly traded peer companies, the available historical stock prices do not cover the expected term of the option. However, the Company determined that the calculated volatility still provides an appropriate basis for a reasonable and fair estimate.

The inputs and assumptions used to estimate the fair value of share-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, the Company’s share-based compensation expense could be materially different for future awards.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

For the six months ended June 30, 2020 and 2019, the grant-date fair value of stock options was estimated at the time of grant using the following weighted-average inputs and assumptions in the Black-Scholes option pricing model:

	For the Six Months Ended June 30,
	2020	2019
Weighted-average expected volatility	69.88%	61.82%
Weighted-average expected term (years)	6.23	5.98
Weighted-average expected risk-free interest rate	0.74%	2.37%
Dividend yield	0.00%	0.00%

Weighted-average fair value of options granted	$16.83	$14.31

12. Preferred Stock

The Company is authorized to issue 1,061,720 shares of preferred stock at a par value of $0.001, including 162,340 shares of Series A-1 Preferred Stock, 152,253 shares of Series A-2 Preferred Stock, 383,142 of Series B-1 Preferred Stock, and 363,985 of Series B-2 Preferred Stock, of which 162,340 shares of Series A-1 Preferred Stock, 152,253 shares of Series A-2 Preferred Stock, and 383,142 shares of Series B-1 Preferred stock were outstanding as of June 30, 2020.

As of December 31, 2019, the Company was authorized to issue 1,329,680 shares of preferred stock at a par value of $0.001, including 1,117,426 shares of Series A-1 Preferred Stock, including 609,078 which were undesignated preferred, and 152,253 shares of Series A-2 Preferred Stock, of which 162,340 shares of Series A-1 Preferred Stock and 152,253 shares of Series A-2 Preferred Stock were outstanding.

Series A1 and A2 Preferred Stock

Effective November 19, 2018, the Company executed a capital transaction of $25,000,000 with a private investor, with $15,000,000 funded at the closing date and an additional $10,000,000 to be funded one year following the execution. The additional tranche was determined to be embedded in the initial agreement and not subject to bifurcation accounting. The investing entity received Series A1 Preferred stock, carrying certain standard protective provisions.

In conjunction with this equity infusion, in November and December 2018, the Company further sold to existing stockholders an additional $7,000,000 of shares of Series A-1 and A-2 Preferred Stock, carrying the same standard protective provisions noted above, partially offset by redemptions of common stock of $670,133. One additional redemption of common stock was completed in January 2019 for $1,079,878.

All shares of Series A-1 and A-2 Preferred Stock issued are convertible into common stock at any time at the option of the holder, or mandatorily convertible into common stock upon the event of an initial public offering. The Series A-1 and A-2 Preferred Stock are redeemable upon the occurrence of a deemed liquidation event. The Company determined that this redemption feature requires classification of both Series A-1 and A-2 Preferred Stock as mezzanine equity in our balance sheet as of June 30, 2020 and December 31, 2019. Shares of preferred stock are entitled to

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

non-cumulative dividends paid on an as-converted basis when, and if, paid to common stock. In the event of liquidation, shares of preferred stock receive a per share amount equal to the greater of the original purchase price plus accrued dividends in preference of the common stockholders, or the amount that holders of preferred stock would receive on an as-converted basis. Preferred stock carry pro rata participation rights in subsequent issuances of securities.

Shares of Series A-2 Preferred Stock were issued at a 20% discount, based on preexisting terms in a line of credit agreement with the investor. As a result, the $673,133 was recorded as a reduction to additional paid-in-capital in 2018 and was considered a deemed dividend increasing the net loss attributable to common stockholders.

On November 18, 2019, the Company negotiated the repurchase of 609,013 shares of Series A-1 Preferred Stock from a private investor for $7,500,000, or $12.32 per share, and the termination of the private investor’s commitment to fund an additional $10,000,000 in November 2019. At the time of repurchase, the carrying value of the shares of Series A-1 Preferred Stock outstanding on the balance sheet was $14,999,901, or a value of $24.63 per share. The favorable rate at which the shares were able to be negotiated resulted in a deemed contribution of $7,448,879 which was included in net loss available to common stockholders.

Series B1 and B2 Preferred Stock

Effective April 13, 2020, the Company completed a private placement to a third-party investor for 383,142 shares of its Series B-1 Preferred Stock for total proceeds of $10,000,006, or $26.10 per share. The shares of Series B-1 Preferred Stock issued are convertible into common stock at any time at the option of the holder, or mandatorily convertible into common stock upon the event of an initial public offering. The Series B-1 Preferred Stock are redeemable upon the occurrence of a deemed liquidation event. The Company determined that this redemption feature requires classification of the Series B-1 Preferred Stock as mezzanine equity in our balance sheet as of June 30, 2020.

In connection with the closing of the private placement of Series B-1 Preferred Stock on April 13, 2020, the Company entered into a Stockholder Agreement with the investor, under which the Company granted the investor (i) the right to purchase a specified percentage of the Company’s common stock in the event of an initial public offering of the Company’s common stock or in a concurrent private placement (the “Participation Right”), (ii) the right to designate one member to Laird Superfood’s board of directors, and (iii) the right to designate a representative as an observer to Laird Superfood’s board of directors, in each case for so long as the investor and its affiliates hold more than five percent of the shares of the Company’s outstanding common stock. The Participation Right will terminate in the event of an initial public offering of the Company’s common stock, but the investor’s right to designate a member of the board of directors for election and an observer of the board of directors will continue for so long as the investor holds more than five percent of the outstanding common stock of the Company. The Company also issued a warrant to purchase common stock to the investor on April 13, 2020, which provides that if the investor exercises the Participation Right for $10,000,000 of shares of the Company’s common stock, the investor will be entitled to purchase at the time of the closing of the offering, for $0.01 per share, a number of shares of the Company’s common stock equal to ten percent of the shares then held by the investor and its affiliates (including shares issuable upon conversion of the Series B-1 Preferred Stock), but excluding the amounts purchased by the investor or its affiliates in the offering or otherwise.

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

In accordance with ASC 480, the Company recorded the Series B-1 Preferred Stock issued with detachable warrants by allocating the proceeds to the instruments based on their relative fair values. Utilizing the Black-Scholes option pricing model, the Company calculated the fair value of the warrants on April 13, 2020 to be approximately $899,617. The fair value of the warrants was computed assuming a risk-free interest rate of 0.17%, no dividends, expected volatility of approximately 65%, which was calculated based on a combination of historical volatility and the history of comparable peer companies, and an expected warrant life of approximately 0.75 years. As a result, the relative fair value for the warrants of $825,366 was recorded as an increase to additional paid-in-capital and a preferred stock discount. The discount is being amortized as a deemed discount over approximately 11.5 months, which is estimated based on the expected timing of a Warrant Exercisability Trigger and the customary lock-up agreement of six months once exercised.

The effective conversion price of Series B-1 Preferred Stock were issued at a discount to the Company’s current estimated common stock value as a result of the relative fair value allocation between instruments issued, resulting in a beneficial conversion feature on the Series B-1 Preferred Stock. The beneficial conversion feature of $825,366 was recorded initially as a preferred stock discount, however, due to the immediate conversion right, a deemed dividend to the preferred stock holders was recognized as a reduction to additional paid-in-capital in the three and six months ended June 30, 2020 and was considered a deemed dividend increasing the net loss attributable to common stockholders.

In conjunction with the issuance of the Series B-1 Preferred Shares, the Company amended and restated its certificate of incorporation to decrease the number of authorized shares of Preferred Stock to 1,061,720 shares of Preferred Stock, and designate 383,142 shares of authorized and unissued shares of Preferred Stock as Series B-1 Preferred Stock, and 363,985 shares of authorized and unissued shares of Preferred Stock as Series B-2 Preferred Stock.

13. Earnings per Share

Basic earnings (loss) per share is determined by dividing net loss attributable to Laird Superfood, Inc. common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is similarly determined, except that the denominator is increased to include the number of additional common and preferred shares that would have been outstanding if all dilutive potential common and preferred shares had been issued. Dilutive potential common and preferred shares consist principally of employee stock options and convertible preferred stock issued by the Company and are calculated using the treasury stock method. Basic earnings per share is reconciled to diluted earnings per share in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	$(3,006,390)	$(2,251,185)	$(5,001,620)	$(3,971,443)

Less deemed dividend of beneficial conversion feature	(825,366)	-	(825,366)	-
Less deemed dividend on warrant discount	(179,427)	-	(179,427)	-

Net loss attributable to Laird Superfood, Inc. common stockholders	(4,011,183)	(2,251,185)	(6,006,413)	(3,971,443)

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

Weighted average shares outstanding- basic	2,162,632	1,760,169	2,151,653	1,757,352
Dilutive securities	-	-	-	-

Weighted average shares outstanding- diluted	2,162,632	1,760,169	2,151,653	1,757,352

Common stock equivalent shares excluded due to anti-dilutive effect	1,104,530	1,327,970	940,327	1,327,970

Basic and diluted:
Net loss per share (basic)	$(1.85)	$(1.28)	$(2.79)	$(2.26)

Net loss per share (diluted)	$(1.85)	$(1.28)	$(2.79)	$(2.26)

14. Concentrations

The Company had 68 percent trade accounts receivable from four customers at June 30, 2020. The Company had 81 percent of trade accounts receivable from three customers at December 31, 2019.

The Company had 40 percent of accounts payable due to two vendors at June 30, 2020. The Company had 55 percent of accounts payable due to four vendors at December 31, 2019.

The Company sold a substantial portion of products to two customers (25%) for the three months ended June 30, 2020. As of June 30, 2020, the amount due from these customers included in accounts receivable was $355,708. The Company had no significant customers for the three months ended June 30, 2019. The Company sold a substantial portion of products to one customer (22%) for the six months ended June 30, 2020 and had no significant customers for the six months ended June 30, 2019. The loss of a significant customer, or the failure to attract new customers, could have an adverse effect on the Company’s business, results of operation and financial condition.

The Company purchased a substantial portion of raw materials and packaging from four suppliers (68%) and four suppliers (75%) for the three months ended June 30, 2020, and 2019. The Company purchased a substantial portion of raw materials and packaging from two suppliers (50%) and four suppliers (71%) for the six months ended June 30, 2020 and 2019. The loss of any major supplier could have a material adverse impact on the Company’s results of operations, cash flows and financial position.

In addition, our top suppliers are in a similar geographic area, which increases the risk of significant supply disruptions from local and regional events. Vietnam, Indonesia, and the Philippines geographically accounted for approximately 59% and 64% of our total raw materials and packaging purchases in the three months ended June 30, 2020, and 2019, respectively. Vietnam, Indonesia, and the Philippines geographically accounted for approximately 65% of our total raw materials and packaging purchases in the six months ended June 30, 2020. Vietnam, Peru, and the Philippines geographically accounted for approximately 62% of our total raw materials and packaging purchases

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

in the six months ended June 30, 2019. In the event that our supply from our current suppliers is interrupted, our operations may be interrupted resulting in lost revenue, added costs and distribution delays that could harm our business and customer relationships until we are able to identify and enter into an agreement with one or more alternative suppliers.

15. Related Party

The Company conducts business with suppliers and service providers who are also stockholders of the Company. From time to time, service providers are offered shares of common stock as compensation for their services. Shares provided as compensation are calculated based on the fair value of the service provided and the most recent equity offering price per share. Additional material related party transactions are noted below.

License Agreements

On May 26, 2020, the Company executed a License and Preservation Agreement which superseded the predecessor license and preservation agreement with both individuals. Among other modifications, the agreement (i) modified certain approval rights, (ii) modified certain assignment, change of control and indemnification provisions, and (iii) granted the Company the right to extend the term of the agreement for additional ten-year terms upon the expiration of the initial one-hundred year term. No additional consideration was exchanged in connection with the agreement. See additional discussion related to the LH License in Note 1 of the financial statements.

On November 19, 2018, the Company executed a License and Preservation Agreement with Laird Hamilton, a significant stockholder, and Gabrielle Reece, an immediate family member of Mr. Hamilton, which superseded the predecessor license agreements with both individuals. The agreement added specific terms related to noncompetition and allowable usage of the property under the license. No additional consideration was exchanged in connection with the agreements and the life of the agreement was set at 100 years.

On May 2, 2018, the Company entered into the GR License. Pursuant to the GR License, Gabrielle Reece granted the Company rights to her name, signature, voice, picture, image, likeness and biographical information commencing on July 1, 2015 in exchange for $100. See additional discussion related to the GR License in Note 1 of the financial statements.

On August 3, 2015, the Company entered into the LH License. This agreement stated Laird Hamilton’s contribution to the Company was in the form of intellectual property, granting the Company the right to use Laird Hamilton’s name and likeness in exchange for 330,000 shares of equity in the Company valued at $132,000. See additional discussion related to the LH License in Note 1 of the financial statements.

16. Revenue Recognition

The Company’s primary source of revenue is sales of coffee creamers, hydration and beverage enhancing supplements, and coffee, tea and hot chocolate products. The Company recognizes revenue when control of the promised good or service is transferred to the customer and in amounts that the Company expects to collect. The timing of revenue recognition takes into consideration the various shipping terms applicable to the Company’s sales. Each delivery or shipment made to a third party customer is considered to satisfy a performance obligation. Performance obligations generally occur

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

at a point in time and are satisfied when control of the goods passes to the customer. The Company is entitled to collection of the sales price under normal credit terms. Additionally, the Company estimates the impact of certain common practices employed by us and other manufacturers of consumer products, such as scan-based trading, product rebate and other pricing allowances, product returns, trade promotions, sales broker commissions and slotting fees. These estimates are recorded at the end of each reporting period.

In accordance with ASC Topic 606, the Company disaggregates net sales from contracts with customers based on the characteristics of the products sold:

	Three Months Ended June 30,
	2020		2019
	$	% of Total	$	% of Total
Coffee Creamers	$4,097,020	73%	$1,945,428	66%
Hydration and Beverage Enhancing Supplements	983,582	18%	546,609	19%
Coffee, Tea, and Hot Chocolate Products	1,223,451	22%	398,410	13%
Other	64,286	1%	133,573	5%

Gross Sales	6,368,339	114%	3,024,020	102%
Shipping income	43,793	0%	110,602	4%
Returns and discounts	(803,302)	-14%	(180,432)	-6%

Sales, net	$5,608,830	100%	$2,954,190	100%

	Six Months Ended June 30,
	2020		2019
	$	% of Total	$	% of Total
Coffee Creamers	$8,017,868	72%	$3,709,042	68%
Hydration and Beverage Enhancing Supplements	1,849,298	17%	841,787	15%
Coffee, Tea, and Hot Chocolate Products	1,979,141	18%	731,145	13%
Other	200,262	2%	207,116	4%

Gross Sales	12,046,569	109%	5,489,090	100%
Shipping income	195,345	2%	197,309	4%
Returns and discounts	(1,149,859)	-11%	(241,092)	-4%

Sales, net	$11,092,055	100%	$5,445,307	100%

The Company generates revenue through three channels: online, wholesale, and food service:

	Three Months Ended June 30,
	2020		2019
	$	% of Total	$	% of Total
Online	$3,684,526	66%	$1,752,515	59%
Wholesale	1,823,188	32%	1,157,306	39%
Food Service	101,116	2%	44,369	2%

Sales, net	$5,608,830	100.00%	$2,954,190	100%

LAIRD SUPERFOOD, INC.

Notes to Unaudited Financial Statements

	Six Months Ended June 30,
	2020		2019
	$	% of Total	$	% of Total
Online	$6,335,220	57%	$3,095,890	57%
Wholesale	4,551,047	41%	2,281,635	42%
Food Service	205,788	2%	67,782	1%

Sales, net	$11,092,055	100%	$5,445,307	100%

Contract assets and liabilities (rewards programs, accrued returns, and customer deposits) have been estimated and recorded as of June 30, 2020. Contract assets and liabilities were considered insignificant as of June 30, 2019. Receivables from contracts with customers are included in Accounts Receivable, net on the Company’s balance sheets. At June 30, 2020 and December 31, 2019, Accounts receivable, net included, $709,017 and $384,806, respectively, in receivables from contracts with customers.

17. Impact of COVID-19

Since January of 2020, the coronavirus (COVID-19) outbreak, characterized as a pandemic by the World Health Organization on March 11, 2020, has caused significant disruptions in international and U.S. economies and markets. In the first half of 2020, demand for our shelf-stable powdered coffee creamers, hydration and beverage enhancing supplements, and coffee, tea and hot chocolate products has risen as consumers prepare more meals in their homes. As we work in a critical infrastructure industry as part of the nation’s food supply, we have implemented health and safety policies for all of our staff, including a transition to telework wherever possible; enacted strict sanitation protocols throughout our operations; and restricted access to visitors. Our top priority is the health and safety of our employees, and we are following published guidelines by the Center for Disease Control and other governmental health organizations in implementing procedures to protect our employees. The pandemic is an ever evolving and challenging situation and its impact on our business in the future is uncertain.

Shares

Laird Superfood, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Canaccord Genuity	Craig-Hallum Capital Group

Co-Manager

Roth Capital Partners

                    , 2020

Through and including                     , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses and costs (other than underwriting discounts and commissions), to be paid solely by us, in connection with the issuance and distribution of the securities being registered hereby. Other than the SEC registration fee, the stock exchange fee and the FINRA filing fee, the amounts set forth below are estimates:

Amount to be Paid*
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides that none of our directors shall be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust, or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information as to all securities we have sold since January 1, 2017, which were not registered under the Securities Act.

1.	From March 2016 through May 2017, we issued and sold an aggregate of 333,750 shares of our common stock to investors for an aggregate purchase price of $1,335,000.

2.	In May 2017, we issued and sold an aggregate of 130,000 shares of our common stock to investors for an aggregate purchase price of $1,950,000.

3.	In December 2017, we issued and sold an aggregate of 230,000 shares of our common stock for an aggregate purchase price of $3,450,000.

4.	From March 2018 through June 2018, we issued and sold an aggregate of 236,389 shares of our common stock to investors for an aggregate purchase price of $4,055,008.

5.	From November 2018 through December 2018, we issued and sold an aggregate of 923,670 shares of our Series A convertible preferred stock to investors for an aggregate purchase price of $21,999,994.

6.	From September 2019 through March 2020, we issued and sold an aggregate of 403,307 shares of our common stock to investors for an aggregate purchase price of $11,695,903.

7.	In April 2020, we issued and sold 383,142 shares of our Series B-1 convertible preferred stock to Danone Manifesto Ventures, PBC at $26.10 per share for an aggregate purchase price of $10,000,006.

8.

During the past three years, we issued options to purchase an aggregate of              shares of our common stock under the Laird Superfood, Inc. 2018 Stock Option Incentive Program. Upon the exercise of options, we issued to non-employee consultants (i) 18,750 shares of our common stock on April 26, 2017 for an aggregate purchase price of $75,000, (ii) 5,000 shares of our common stock on August 1, 2017 for an aggregate purchase price of $20,000, and (iii)                 .

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (8) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (9) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation of Laird Superfood, Inc.
3.2**	Bylaws of Laird Superfood, Inc.
3.3*	Form of Amended and Restated Certificate of Incorporation of Laird Superfood, Inc. (to be effective upon the closing of this offering).
3.4*	Form of Amended and Restated Bylaws of Laird Superfood, Inc. (to be effective upon the closing of this offering).
4.1*	Form of Stock Certificate for Common Stock.
4.2**	Warrant to Purchase Common Stock of Laird Superfood, Inc. dated April 13, 2020.
4.3**	Stockholder Agreement, dated April 13, 2020, between the Company and Danone Manifesto Ventures, PBC.
5.1*	Opinion of Hogan Lovells US LLP.
10.1#*	Form of Laird Superfood, Inc. 2020 Omnibus Incentive Plan.
10.2#*	Form of Incentive Stock Option Agreement under the 2020 Omnibus Incentive Plan.
10.3#*	Form of Non-Qualified Stock Option Agreement under 2020 Omnibus Incentive Plan.
10.4#*	Form of Restricted Stock Award Agreement under the 2020 Omnibus Incentive Plan.
10.5#*	Form of Indemnification Agreement for Non-Employee Directors.
10.6#**	Laird Superfood, Inc. 2018 Stock Option Incentive Program
10.7#*	Amended and Restated Employment Agreement between the Company and Paul Hodge (to be effective upon the closing of this offering).
10.8#*	Amended and Restated Employment Agreement between the Company and Valerie Ells (to be effective upon the closing of this offering).
10.9#*	Amended and Restated Employment Agreement between the Company and Luan Pham (to be effective upon the closing of this offering).
10.10**	License and Preservation Agreement, dated May 26, 2020, by and among the Company, Laird Hamilton, and Gabrielle Reece.
10.11**	Loan Agreement, dated August 10, 2017, between the Company and East Asset Management, LLC.
10.12**	Commercial Pledge Agreement, dated February 5, 2019, between the Company and First Interstate Bank
21.1*	Subsidiaries of the Company.
23.1*	Consent of Moss Adams LLP.
23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney (included on signature page).
99.1*	Consent of Geoffrey T. Barker, Director Nominee
99.2*	Consent of Maile Clark, Director Nominee
99.3*	Consent of Jim Buechler, Director Nominee

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or related notes, which are incorporated herein by reference.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sisters, State of Oregon, on the              day of                     , 2020.

Laird Superfood, Inc.

By:
Name:	Paul W. Hodge Jr.
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Hodge Jr. and Valerie Ells, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Paul W. Hodge Jr.

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020
Valerie Ells

	Chairman of the Board and Director	, 2020
Thomas Wetherald

	Chief Innovator and Director	, 2020
Laird Hamilton

	Director	, 2020
Gregory Graves